

2021

Proxy Statement



Notice of 2021 Annual Meeting of Shareholders

MEETING INFORMATION

Date and Time
Tuesday, May 4, 2021 at 9:00 a.m.

Location[1]
Access our Virtual Annual Meeting at www.virtualshareholdermeeting.com/HUBB2021

Record Date
March 5, 2021

Your proxy is being solicited for the Annual Meeting of Shareholders of Hubbell Incorporated (the "Annual Meeting"), or any adjournment, continuation or postponement of the Annual Meeting, on behalf of the Board of Directors of the Company. Hubbell pays the cost of soliciting your proxy. On March 22, 2021, we mailed a Notice of the Internet Availability of Proxy Materials to all shareholders of record advising that they could view all of the proxy materials (Proxy Statement, Proxy Card and Annual Report on Form 10-K) online at **www.proxyvote.com** free of charge, or request in writing a paper or email copy of the proxy materials free of charge. We encourage all shareholders to access their proxy materials online to reduce the environmental impact and cost of our proxy solicitation. You may request a paper or email copy of the materials using any of the following methods:

- By Internet: Go to www.proxyvote.com
- By Phone: 1-800-579-1639
- By Email: sendmaterial@proxyvote.com

Virtual Stockholders Meeting

Due to the COVID-19 pandemic and related restrictions and health concerns, this year's Annual Meeting will likely be virtual only[1]. The Meeting will be conducted via live webcast, and during the Meeting you will be able to submit questions and vote your shares electronically. The safety of our employees, shareholders, partners and communities is paramount.

How To Vote

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.

 **BY TELEPHONE**
You can vote your shares toll-free by calling 1-800-690-6903.

 **BY INTERNET**
You can vote your shares online at proxyvote.com.

 **BY MAIL**
If you have requested a paper copy of the proxy materials, complete, sign and return your proxy card in the prepaid envelope.

 **DURING THE MEETING**
You can vote electronically during the Annual Meeting at **www.virtualshareholdermeeting.com/HUBB2021.**

 **BY SCANNING**
You can vote your shares online by scanning the QR code on your proxy card. You will need the 16-digit control number on your proxy card.

You may revoke your proxy at any time prior to its use by any of the following methods:

- Delivering to the Secretary of the Company written instructions revoking your proxy;
- Delivering an executed proxy bearing a later date than your prior voted proxy; or
- If you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone.

If you hold your shares in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Items of Business

PROPOSAL 1
Election of 10 directors.

PROPOSAL 2
Say on Pay: advisory vote on the compensation of the named executive officers.

PROPOSAL 3
Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

In addition, any other business properly presented may be acted upon at the meeting.

Record Date

If you were a shareholder of record at the close of business on March 5, 2021, you will be entitled to notice and to vote at the Annual Meeting.

By order of the Board,

Katherine A. Lane

Katherine A. Lane
Vice President, General Counsel and Secretary
March 22, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2021.

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended 2020 are available at www.proxyvote.com. Have your Notice of the Internet Availability of Proxy Materials or proxy card in hand when you go to the website.

(1) To the extent it is no longer possible under Connecticut law to hold a virtual-only meeting, we will announce alternative arrangements for the Annual Meeting as promptly as practicable, which may include holding a hybrid or solely in-person meeting. Please monitor our press releases, filings with the Securities and Exchange Commission and our Annual Meeting website for updated information. If you are planning to attend our Annual Meeting, please check the website prior to the meeting date.

Table of contents

Proxy Summary

This Proxy Summary highlights selected information contained in this Proxy Statement. It does not contain all the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

DATE: May 4, 2021

TIME: 9:00 a.m.

MEETING AGENDA: The meeting will cover the proposals listed under voting matters and vote recommendations below, and any other business that may properly come before the meeting.

PLACE:[1] Access our Virtual Annual Meeting at www.virtualshareholdermeeting.com/HUBB2021.

RECORD DATE: March 5, 2021

MAILING DATE: This Proxy Statement was first mailed to shareholders on or about March 22, 2021.

VOTING: Shareholders as of the record date are entitled to vote. Each share of Common Stock of Hubbell Incorporated ("Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

(1) To the extent it is no longer possible under Connecticut law to hold a virtual-only meeting, we will announce alternative arrangements for the Annual Meeting as promptly as practicable, which may include holding a hybrid or solely in-person meeting. Please monitor our press releases, filings with the Securities and Exchange Commission and our Annual Meeting website for updated information. If you are planning to attend our Annual Meeting, please check the website prior to the meeting date.

Voting Matters and Vote Recommendations

A quorum is required to transact business at the Annual Meeting. The presence of the holders of Common Stock, in person or by proxy, representing a majority of the voting power of the Company's outstanding shares constitutes a quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for quorum purposes.

Proposal	Board's Voting Recommendation	Page reference
Proposal 1 – Election of Directors	✅ **FOR** each Nominee	**14**
Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation ("Say on Pay vote")	✅ **FOR**	**34**
Proposal 3 – Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2021	✅ **FOR**	**76**

The Company does not intend to present any business at the Annual Meeting other than the items described in the Proxy Statement and has no information that others will do so. The proxies appointed by our Board of Directors (and named on your Proxy Card) will vote all shares as the Board recommends above, unless you instruct otherwise when you vote. If a matter not described in this Proxy Statement is properly presented at the Annual Meeting, the named proxies will have the discretion to vote your shares in their judgment.

Our Vision and Values

Hubbell is a global manufacturer of high quality, reliable electrical products and utility solutions for a broad range of customer and end market applications in the Electrical and Utility Solutions Segments. Hubbell is committed to doing business in ways that are principled, transparent and accountable to our shareholders. We believe doing so generates long-term value.

Our Vision is to be an exceptional supplier, a valued investment, and a rewarding employer. Our commitment is underscored by the four pillars that guide us as a company.



SERVE OUR CUSTOMERS



OPERATE WITH DISCIPLINE



GROW THE ENTERPRISE



DEVELOP OUR PEOPLE

2020 Performance Highlights

We measure our progress not only in terms of our financial accomplishments, but in the best interests of our shareholders, partners, customers, employees and the communities in which we operate.

 **OPERATE WITH DISCIPLINE**    *We delivered on our commitments to shareholders.*

Financial Results

NET SALES	ADJUSTED DILUTED EARNINGS PER SHARE[1]	FREE CASH FLOW[1]
$4.2 billion	**$7.58**	**$560 million**







(1) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 11, 2021.

 **GROW THE ENTERPRISE**    *We executed a disciplined plan of capital deployment.*

CAPITAL DEPLOYMENT
($ Millions)



$201 Dividends

$88 Capital Expenditures

$240 Acquisitions

$41 Share Repurchases

● Investment in the Company ● Return to Shareholders

 **Announced 8% dividend increase.**

 Deployed **$240 million** to **acquisitions.**

 Invested **$88 million** to **high return** capital expenditures.

Leadership

 **DEVELOP OUR PEOPLE** ❯ *Hubbell's Board executed its multi-year CEO succession plan.*



GERBEN W. BAKKER

President and Chief Executive Officer

- Gerben Bakker was named Hubbell's new President and Chief Executive Officer effective October 1, 2020, succeeding David Nord.
- Mr. Bakker had previously served as Hubbell's President and Chief Operating Officer since June 2019 and prior to that led Hubbell's Power Segment for many years. Mr. Bakker has been with Hubbell for over 30 years.
- Mr. Nord will remain as Hubbell's Executive Chairman of the Board until the 2021 Annual Shareholders Meeting.

❯ **See additional details on page 20** .

Operational Excellence

 **OPERATE WITH DISCIPLINE** ❯ *Hubbell reorganized three of its operating groups into a newly formed single segment.*

In July 2020 Hubbell consolidated its Electrical Segment from three business groups to a unified operating segment, Hubbell Electrical Solutions, and brought in a new leader, Mr. Peter J. Lau, to lead this new organization. This consolidation brings together business groups with similar operating models and go-to-market strategies that will drive synergies and long-term growth opportunities for Hubbell.

Business Development

 **GROW THE ENTERPRISE** ❯ *Our acquisition focus continued in 2020 with additional bolt-on acquisitions.*

Hubbell has a proven history of successfully acquiring and integrating complementary businesses and products. In 2020, Hubbell closed on four acquisitions: a small asset acquisition for our Utility Segment and the following larger stock acquisitions:

 **Armorcast Products Company, Inc.**

A developer and manufacturer of polymer concrete and fiberglass products for the utility industry and telecommunication markets, this business is now part of our Utility Solutions Segment.

 **Beckwith Electric Co., Inc.**

A manufacturer and installer of protection relay and distribution control units used in electronic power systems, this business is now part of our Utility Solutions Segment.

 **AccelTex Solutions, LLC**

A manufacturer of products and accessories for wireless networks, this business is now part of our Electrical Solutions Segment.

COVID-19 Response

 **OPERATE WITH DISCIPLINE**  *The Company effectively navigated the global COVID-19 pandemic in 2020.*

The Company's employees, businesses, operations and supply chain were all impacted by the COVID-19 pandemic. Hubbell faced the challenges of this health crisis by establishing enterprise-wide programs and protocols to ensure its employees could stay safe and informed while also continuing to manufacture the critical products its customers needed.

 ### EMPLOYEE SAFETY ACTIONS

Actions in 2020 to protect the safety and well-being of our employees, customers, and the communities in which Hubbell operates included:

- Hubbell established new safety, health screening, contact tracing and social-distancing programs at each of its locations.

- Hubbell implemented enhanced cleaning measures and distribution of personal protective equipment (PPE) for its employees.

- Hubbell encouraged employees to work remotely and established an Emergency Paid Leave policy so that employees could continue to be paid even if they had to quarantine or care for themselves or a loved one dealing with COVID-19.

 ### COST MANAGEMENT ACTIONS

Actions in the second quarter of 2020 to sustain the organization through the economic uncertainty and challenges the Company faced, included:

- The Board of Directors waived its quarterly retainer payments.

- Senior executives took a 25% salary reduction. All other executives took a 15% salary reduction.

- Salaried employees took a two-week furlough.

 ### EMPLOYEE SUPPORT AND RESOURCES ACTIONS

Actions in 2020 Hubbell took to support our employees during the pandemic, included:

- In the second quarter of 2020, Hubbell rewarded its frontline manufacturing and warehouse employees and supervisors with enhanced appreciation pay.

- Hubbell increased communications, touchpoints and training to employees on all things COVID-19 and also created a dedicated resource center for real time updates.

- Hubbell invested in mental health and wellness programs for its employees around the world and launched a series of training and communication touchpoints so that employees could continue to feel connected, informed and valued.

 ### COMMUNITY SUPPORT ACTIONS

Actions in 2020 to support the communities in which Hubbell operates included:

- Hubbell initiated its first ever dedicated month of service, called Hubbell Helping Hands, in October 2020.

- Hubbell introduced a new Volunteer Paid Time Off policy so that employees could give back to their communities and local charities.

- Partnering with Feeding America, the Harvey Hubbell Foundation donated funds to help food banks.

Corporate Governance Highlights

 **OPERATE WITH DISCIPLINE**  *The Board of Directors exercises strong corporate governance practices and principles.*

Hubbell's Board operates in accordance with its Corporate Governance Guidelines that establish its governance framework and processes. The Board remains focused on oversight of Company strategy and enterprise risks, including, but not limited to: COVID-19, cybersecurity, financial performance, operational planning, talent, succession, human capital management, ESG, compliance and culture.

INDEPENDENT BOARD
9 of 10 Director nominees are independent and the independent Lead Director has broad authority and leads sessions of the independent Directors at every Board meeting. All Board committees except one consist entirely of independent Directors. There are no related party transactions with our Directors.

VOTING RIGHTS
Each share of Common Stock is entitled to one vote.

OVERSIGHT AND REVIEW
Hubbell's Code of Business Conduct and Ethics applies to all Directors. The Board and each standing committee conduct annual self-evaluations and make adjustments and enhancements as necessary. The Board takes seriously its oversight of the Company's risk management, succession, strategy and compliance programs.

COMMITMENT
The Directors meet regularly in Board, Committee or Special Committee meetings. In 2020, our Directors reached out to investors representing 65% of our outstanding common shares as well as proxy advisory firms and other third parties. All of our Directors attended the 2020 Annual Shareholder meeting.

COMPENSATION
Director compensation is reviewed and benchmarked annually with our independent compensation consultant. The majority of our Directors' compensation is in equity. There are stock ownership requirements in place for all Directors.

DIVERSITY
Director nominees are evaluated on their background and experience, with a larger commitment to diversity. 33% of the independent Director nominees are diverse. 56% of the independent Director nominees have served for 10 years or less, with 33% serving for 3 years or less.

Hubbell's Board of Directors takes its role as stewards of corporate governance for the Company seriously and achieved a 100% attendance rate in 2020 for all Directors then in office. The Directors recognized the significant changes the COVID-19 pandemic had on Hubbell and remained dedicated to ensuring there was ongoing review and oversight as the Company navigated the pandemic.

NEW CORPORATE RESPONSIBILITY

 Appointed new Directors to the Board in August 2020 and March 2021.

Revised existing Code of Business Conduct and Ethics (applicable to all Directors, employees and third parties).

Enhanced the annual Code of Business Conduct & Ethics training for the Board of Directors.

NEW SUSTAINABILITY

 Formalized and published multi-year greenhouse gas and water reduction goals (10% reduction of each by 2025).

Launched new Sustainability focused website.

Expanded training and focus on diversity, equity and inclusion topics across the enterprise; increased employee inclusion groups; partnered with its Foundation to support social and racial justice related charities.

NEW SUCCESSION

 Directed and executed on a multi-year CEO succession process and named a new President and Chief Executive Officer in September 2020.

See additional details on page **20**.

NEW CYBERSECURITY FOCUS

 Cybersecurity is regularly reviewed by the Board via its Audit Committee; the Company further increased its investment in and training on cybersecurity prevention measures.

Sustainability

 **SERVE OUR CUSTOMERS**  *Hubbell is committed to all its stakeholders.*

Hubbell's commitment to incorporate social responsibility and sustainability initiatives has been a vital part of our business model for years. Our obligations to employees, customers, suppliers and the communities we serve goes well beyond providing products and services: we have the opportunity to improve people's lives and the world around us. With that ambition, however, comes a responsibility to view our core mission through an environmental, social and governance (ESG) focused lens.

Hubbell's focus on sustainability not only helps us identify and mitigate risk, but also helps us to uncover opportunities that drive our performance while enabling our many stakeholders to thrive. We aim to demonstrate how we are incorporating sustainability into Hubbell in new, innovative, and systemic ways to create an impact that is broader and deeper than our day-to-day work. We highlight our governance around these ESG issues, articulate the business case for integrating ESG into our strategy, and explain how we are monitoring and measuring our progress in key areas. Hubbell's Board reviews and discusses the Company's ESG programs multiple times a year. The Board formalized its commitment to ESG and sustainability in its Corporate Governance Guidelines and the charter of its Nominating and Corporate Governance Committee.

Notable ESG achievements in 2020, include:

COMMUNITY	DIVERSITY	SAFETY	SUSTAINABILITY
180+ CHARITIES AND NON-PROFITS THAT EMPLOYEES, DIRECTORS AND THE COMPANY DONATED TO OR VOLUNTEERED FOR IN 2020	JOINED THE NATIONAL MINORITY SUPPLIER DIVERSITY COUNCIL & INVESTED IN ADDITIONAL UNCONSCIOUS BIAS TRAINING	**DOWN 42%** IMPROVED SAFETY RECORD BY DECREASING THE TOTAL RECORDABLE INCIDENT RATE (TRIR) SINCE 2015	PUBLISHED GOALS OF 10% REDUCTION IN OUR GREENHOUSE GAS EMISSIONS AND WATER USAGE BY 2025

In 2020, Hubbell evidenced its commitment to sustainability including our environmental, social, product and human capital management initiatives, with a dedicated part of its website expanded to address Hubbell's commitment to sustainability. Please see **www.hubbell.com/hubbell/en/sustainability** for more details.

 Hubbell was recognized as one of the 2021 World's Most Ethical Companies by Ethisphere Institute. This was the first time Hubbell has been named to this list and it reflects the Company's and our employees' commitment to compliance and driving an ethical culture.

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.

See additional details about ESG and sustainability on page **27**.

Proposal 1 — Election of 10 Directors

See pages 14-19 for further information.

THE BOARD RECOMMENDS A VOTE ✓ FOR EACH NOMINEE FOR A ONE-YEAR TERM.

The following table provides summary information about each of the ten Director nominees. Each Director is elected annually by a plurality of votes cast. Existing committee assignments of the Directors are described below. Each nominee is a current Director of the Company and possesses the qualifications and experience recommended by the Nominating and Corporate Governance Committee, and is approved by our Board to serve as a Director.

Our Director Nominees

AVERAGE TENURE
6.5 years

AVERAGE AGE
62 years
3 — 66+ years
4 — 61-65 years
3 — 55-60 years

DIRECTOR NOMINEE COMPETENCIES AND PROFILES:

CEO Experience — 6
Ethnic Diversity — 1
Financial Experience — 9
Gender Diversity — 2
Independence — 9
Manufacturing Experience — 8
Risk Management Experience — 10

GERBEN W. BAKKER
Director since: 2020
President and Chief Executive Officer, Hubbell Incorporated
Committees: None
Age 56

CARLOS M. CARDOSO
INDEPENDENT
Director since: 2013
Chairman, Garrett Motion Inc.
Committees: Audit, Compensation
Age 63

ANTHONY J. GUZZI
INDEPENDENT, LEAD DIRECTOR
Director since: 2006
Chairman, President and CEO, EMCOR Group, Inc.
Committees: Executive, Compensation, Finance, Nominating and Corporate Governance
Age 56

RHETT A. HERNANDEZ
INDEPENDENT
Director since: 2021
President, CyberLens, LLC
Committees: Audit, Finance
Age 68

NEAL J. KEATING
INDEPENDENT
Director since: 2010
Executive Chairman, Kaman Corporation
Committees: Compensation, Executive, Nominating and Corporate Governance (Chair)
Age 65

BONNIE C. LIND
INDEPENDENT
Director since: 2019
Former SVP, CFO and Treasurer, Neenah, Inc.
Committees: Audit, Nominating and Corporate Governance
Age 62

JOHN F. MALLOY
INDEPENDENT
Director since: 2011
Executive Chairman, Victaulic Company
Committees: Audit, Executive, Finance (Chair)
Age 66

JENNIFER M. POLLINO
INDEPENDENT
Director since: 2020
Founder, Executive Coach and Consultant with JMPollino, LLC
Committees: Audit, Compensation
Age 56

JOHN G. RUSSELL
INDEPENDENT
Director since: 2011
Chairman of the Boards of CMS Energy Corporation, Consumers Energy Company
Committees: Compensation (Chair), Executive, Finance, Nominating and Corporate Governance
Age 63

STEVEN R. SHAWLEY
INDEPENDENT
Director since: 2014
Former SVP and CFO, Ingersoll Rand
Committees: Audit (Chair), Executive, Finance
Age 68

 **Proposal 2** | Say on pay: advisory vote on the compensation of the named executive officers. | See pages 34-61 for further information.

THE BOARD RECOMMENDS A VOTE  FOR THIS PROPOSAL.

Shareholder Engagement

⚙ **OPERATE WITH DISCIPLINE** ❯ *Robust 2020 shareholder engagement process.*

Hubbell's 2020 advisory Say on Pay vote on executive compensation was over 97%, consistent with votes we have previously received on Say on Pay, which averaged over 91% support for the last 10 years. The Board of Directors and Hubbell's management team continue to focus on shareholders' perspectives on our compensation programs and pay for performance philosophy and engage in a robust engagement calendar.



JOHN G. RUSSELL
Compensation
Committee, Chair

Compensation Committee Chair Led Engagements

Hubbell reached out to our top 30 shareholders (representing approximately 65% of Hubbell's share ownership) during the fall of 2020. The calls were led by Hubbell's Compensation Committee Chair, Mr. John G. Russell, and included senior management from Hubbell's Human Resources, Legal and Finance teams. The feedback from the calls helped inform the Compensation Committee's review and revision to its compensation and sustainability programs, along with further advice and benchmarking from Hubbell's independent compensation consultant, Exequity LLP.

Shareholder Outreach

In addition to the Say on Pay engagement calls described above, the Company also regularly engages with its shareholders over the course of a year on diverse topics such as financial performance, compensation and pay for performance matters, corporate governance and ESG (including human capital management). Hubbell hosted an Investor Day in early March 2020 in New York City. Even in the midst of the COVID-19 pandemic, Hubbell continued its touchpoints with shareholders via virtual conferences, meetings and calls. After the announcement of the Company's CEO succession plan in September 2020, Hubbell's management and the Chairman of the Board held additional virtual meetings with shareholders. We are committed to not just continued engagement with our shareholders, but to reviewing and applying the substance of the engagement. Hubbell management routinely reports out to the Board and specific Board committees on the substance and nature of its shareholder communications.

Hubbell values the input and insight it receives from its investors.

How we engaged **with investors**
✓ We invited our largest 30 shareholders (representing 65% of our share ownership) to discuss Hubbell's pay for performance program, compensation design, sustainability programs, governance matters and strategy with our Compensation Committee Chair.
✓ We regularly report our investors' views to our Board of Directors, and the Compensation Committee considers these views when developing our executive compensation program.
✓ We engage with analysts through quarterly conference calls, our investor relations team, meetings, conferences and calls. In March 2020 we hosted an Investor Day in New York City.
✓ We conducted calls with shareholders on human capital management and sustainability focused issues.

As a part of our shareholder outreach program, we heard many different points of view from our various shareholders. We listened intently to the feedback we heard, sought to understand the perspective of our shareholders and endeavored to be responsive to their input, as outlined in the following table.

What We Heard		How We Responded
Significant portion of equity should be performance-oriented.	›	For our 2020 LTI grant, we increased the performance-based portion of our grant from 70% to 75%. We also increased the weighting of performance shares from 40% to 50% and reduced the SARs portion of the grant from 30% to 25%, ensuring greater pay for performance alignment.
Interest in the impact of COVID-19 on Hubbell's compensation programs and business.	›	**All short and long-term awards for 2020 will be paid out according to the pre-pandemic plan design and targets of the Compensation Committee.** No modifications or changes to Hubbell's programs were made, demonstrating a compensation program that is well-balanced and aligns pay with performance. See pg. 6 for additional details about Hubbell's programs and cost-management actions taken relating to the COVID-19 pandemic.
Provide more disclosure on ESG.	›	We increased our disclosures on ESG and human capital management in the Proxy and via Hubbell's revamped sustainability website (www.hubbell.com/hubbell/en/sustainability).
Compensation program is well-designed; preference for specific disclosure on any design changes.	›	We are highlighting planned enhancements to the compensation program **for 2021** in the 2020 proxy, specifically: (1) Added a strategic component (of 20%) to the short-term incentive metric for the new CEO to further drive strategic priorities such as ESG, diversity, safety and acquisitions; and (2) Simplified and enhanced our long-term performance share program (see page 40 for more details). Reminded shareholders of the LTI grant timing change made in December 2019 which moved all LTI grants to Q1 2020 (and Q1 of each year going forward).

› **See additional details on page 25.**

Executive Compensation Highlights

 **OPERATE WITH DISCIPLINE** › *Our compensation program is designed around pay for performance, informed by our shareholder engagement.*

Elements of Compensation

Hubbell compensated its named executive officers ("NEOs") using the following elements for total direct compensation in 2020:

	Element	Description	Target Compensation Mix	
			CEO	Other NEOs
Targeted at 50th percentile of peers	**Salary**	A competitive level of cash is provided to attract and retain executive talent.	18%	28%
	Annual Cash Incentive	Amounts awarded based on achievements with respect to the Company's financial goals and individual performance against strategic objectives (CEO's 2020 design is 100% based on financial goals).	20%	22%
	Long-Term Equity Incentive	A mix of equity awards designed to drive Hubbell's performance, and align executives' interests with shareholders. **75% of equity awards are performance-based.**	62%	50%

Pay for Performance

Hubbell's compensation program is designed to achieve the following pay for performance objectives:

- ✓ Align executive pay to our company performance and drive our business strategy.
- ✓ Attract and retain key talent.
- ✓ Align the interests of executives with our shareholders with effective pay for performance.
- ✓ Deliver competitive and fair compensation.

(((WE HEARD YOU Short and Long-Term Incentives

Hubbell revised its incentive programs based on shareholder feedback received in 2019 and 2020:

Incentive Program Changes For **2020**

LONG TERM INCENTIVE FOR ALL NEOs

- ✓ Increased weight of long-term incentive performance shares from 40% to 50%.
- ✓ Increased overall weight of long-term incentive performance-oriented equity from 70% to 75%.

Long-Term Incentive Design →

·········· 75% Performance Based ··········

50% Performance Shares	25% SARs	25% Restricted Shares

········ PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING ········

REMINDER

In 2019, the Compensation Committee decided to move the Long-Term Incentive award grant timing to the 1st quarter of each year. This change was made to align all of Hubbell's incentive elements at the same time with year end results and therefore maximize our pay for performance approach.

This is discussed in more detail on page 54, and in the Summary Compensation Table on page 62.

2018					2019					2020			
Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

December annual equity grant

Annual equity grant moved from Dec. 2019 to Feb. 2020

NEW Incentive Program Changes For **2021**

Hubbell made the following changes to its compensation program for 2021, based on both what we heard from shareholders in 2020, as well as our experience managing through the pandemic environment:

CEO SHORT TERM INCENTIVE COMPENSATION

- ✓ Added a component to the CEO's Short-Term Incentive award design representing performance on strategic initiatives, at a 20% weighting. This change allows the Compensation Committee to further prioritize and appropriately reward performance on critical metrics including diversity, equity and inclusion, sustainability / ESG safety and acquisitions.

LONG TERM INCENTIVE FOR ALL NEOs

- ✓ Simplified the performance share grant (while maintaining the weighting at 50% of the overall equity award) to have only 3 metrics (versus 3 plus a modifier). Replaced Trade Working Capital as % of Sales with Relative TSR in the Performance Share Program, the details of which are outlined on Page 13.

We believe these changes continue to drive our overall pay for performance philosophy and allow greater focus on the strategic imperatives for Hubbell.

> **2020 / 2021 Changes to our compensation program are a direct result of shareholder feedback and are focused on the metrics and priorities most critical to Hubbell's long-term success.**

 Incentive Program Changes For <u>2021</u> (Continued)

((• WE HEARD YOU **Performance Share Metrics - relevant to our strategy and aligned with investors**

The below changes to the Performance Share design elevate the role of TSR in the program in response to continued shareholder discussions, provide a balanced portfolio of metrics utilized in the short and long-term program, and ensure a combination of relative and absolute metrics in the program.

METRIC	2020 Weighting		2021 Weighting	
RELATIVE SALES GROWTH	1/3rd	▸	1/3rd	No change – continued focus on Hubbell's growth initiatives, including organic growth, new product development, and acquisition performance.
OPERATING PROFIT MARGIN	1/3rd	▸	1/3rd	No change – focuses NEOs on improving pricing, productivity and cost while executing operational objectives including footprint optimization and product rationalization.
TRADE WORKING CAPITAL AS A % OF SALES	1/3rd	▸	–	**NEW** Removed from long term incentive program in 2021 to ensure simplicity and focus, while complementing the metrics utilized in the short-term incentive plan.
RELATIVE TSR	Modifier	▸	1/3rd	**NEW** Increasing importance within program in 2021, ensuring a critical and direct alignment to shareholders.

Specific details on these metrics may be found on page 39 in the Compensation Discussion & Analysis section.

NEW Short-Term Incentive Design For CEO

For 2021, the Compensation Committee has added a new component to the CEO's Short-Term Incentive award design representing performance on strategic initiatives, at a 20% weighting.



This change allows the Compensation Committee to further prioritize and appropriately reward performance on critical metrics including diversity, equity and inclusion, sustainability / ESG safety and acquisitions. Additionally, this ensures greater alignment with the other NEOs' performance assessments, which already have a portion (20%) focused on strategic initiatives.

Proposal 3	Ratification of the selection of Pricewaterhouse Coopers LLP as the Independent Registered Public Accounting Firm for 2021.	See pages 76-78 for further information.

THE BOARD RECOMMENDS A VOTE ✓ FOR THIS PROPOSAL.

Proposal 1 Election Of Directors

The Board has fixed the number of Directors who shall be elected by the shareholders at the 2021 Annual Meeting at 10.

> **Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors.**

Director Qualifications and Experience

The Nominating and Corporate Governance Committee (NCGC) works with the Board at least annually to determine the appropriate characteristics, skills and experience for the Board and its individual members to properly oversee the interests of the Company and its shareholders.

The NCGC recommends candidates for Board membership using the selection criteria outlined in the Corporate Governance Guidelines (the "Guidelines") and other factors it deems necessary to fulfill its objectives. Candidates are evaluated on the basis of their individual qualifications and experience and in the context of the Board as a whole. The NCGC considers diversity when creating the pool of candidates from which it selects potential Director nominees. Such diversity includes gender, race and ethnicity and also diversity of experience, professional background, industry exposure and other areas. The objective is to assemble a diverse Board that can best facilitate the success of the business and represent shareholder interests through the exercise of sound judgment.

Below is a list of certain of the qualifications and experience sought by the NCGC in recommending candidates for nomination to the Board:

- Ability to make independent analytical inquiries
- Marketing, finance, operations, manufacturing or other relevant public company experience
- Financial literacy
- Professional background
- Education
- Corporate governance experience
- Experience as a current or former public company officer
- Experience in the Company's industry
- Public company board service
- Academic expertise in areas of the Company's operations
- Cybersecurity experience

In determining whether to recommend a current Director for re-election, the NCGC will also consider past attendance at meetings, service on other boards and participation in and contributions to Board activities.

Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors. As a result, the Board is comprised of individuals with strong and unique backgrounds, giving the Board competence and experience in a wide variety of areas to serve the interests of the Company and its shareholders.

❚ **The Board is committed to integrity, diversity and independence.**

Commitment to Board Integrity, Diversity and Independence

In addition to ensuring that our Director nominees possess the requisite skills and qualifications, the NCGC places an emphasis on ensuring that the nominees demonstrate the right leadership traits, personality, work ethic, independence, and diversity of background to align with our performance culture and our long-term strategic vision. Specifically, these criteria include:

- Exemplification of the highest standards of personal and professional integrity
- Potential contribution to the diversity and culture of the Board, including by virtue of age, educational background, global perspective, gender, race, ethnicity or nationality
- Ability to devote sufficient time to performing their Board and committee duties
- Independence from management
- Willingness to constructively challenge management through active participation in Board and committee meetings
- Subject matter expertise

The NCGC also believes that, in addition to diversity of personal characteristics and experiences, diversity of service tenures also facilitates effective Board oversight. The NCGC demonstrated its continued focus on selecting new and diverse candidates with Ms. Pollino's appointment to the Board in August 2020 and Mr. Hernandez's appointment to the Board in March 2021.

❚ **The Board nominated ten candidates for election as Directors.**

Nomination and Election Process

Hubbell's Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until their successors are duly elected and qualified. The Board of Directors nominated ten candidates for election as Directors. In the event that any of the nominees for Director should become unavailable, it is intended that the shares represented by the proxies will be voted for any substitutes nominated by the Board of Directors, unless the number of Directors constituting the full Board is reduced.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board may solicit current Directors or members of executive management for the names of potentially qualified candidates, consult with outside advisors, retain a Director search firm or consider nominees suggested by shareholders. All Director candidates, including any Director candidates recommended by shareholders, are reviewed and evaluated by the NCGC in relation to the specific qualifications and experience sought by the Board for membership (as discussed in the "Director Qualifications and Experience" section on page 14), and the Board's needs at that time. A candidate whose qualifications and experience align with this criteria is then interviewed by members of the NCGC, other Board members and executive management to further assess the candidate's qualifications and experience and determine if the candidate would be an appropriate fit. Candidates may be asked to submit additional information to support their potential nomination and references may be requested. If the Board approves the NCGC recommendation, the candidate is then nominated for election by the Company's shareholders or appointed by the Board to fill a vacancy, as applicable.

In August 2020 the Board, at the recommendation of the NCGC, appointed Ms. Jennifer M. Pollino to the Board and to the Board's Audit and Compensation Committees. The Board engaged Heidrick & Struggles Inc., an independent director search firm, to assist in the Board's search for a new Director candidate in early 2020. Mr. Keating recommended Ms. Pollino as a potential candidate to Heidrick & Struggles Inc. and she was included in their overall review and recommendations. Heidrick & Struggles Inc. identified and evaluated potential candidates for the new directorship position and made recommendations to the Board regarding such candidates.

In March 2021 the Board, at the recommendation of the NCGC, appointed Mr. Rhett A. Hernandez to the Board and to the Board's Audit and Finance Committees. The Board engaged Spencer Stuart, an independent director search firm, to assist in the Board's search for a new Director candidate in early 2021. Spencer Stuart identified and evaluated potential candidates for the new directorship position and made recommendations to the Board regarding such candidates.

Any shareholder who intends to recommend a candidate to the NCGC for consideration as a Director nominee should deliver written notice, which must include the same information requested by Article I, Section 11(A) (2) of our By-Laws, to the Secretary of the Company. Any such notice should be delivered to the Company sufficiently in advance of the Company's annual meeting to permit the NCGC to complete its review in a timely fashion.

Directors are elected by plurality vote. Plurality means that the nominees who receive the most votes cast "FOR" their election are elected as Directors. Votes withheld and broker non-votes will not affect the election of Directors. Pursuant to the terms of our Director Resignation Policy, any Director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. See page 25 for additional details on this Policy. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 1.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ⊘ **FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES FOR A ONE-YEAR TERM.**

> **Seven of the ten nominees are current Directors previously elected by the Company's shareholders.**

Director Nominees

The nominees are proposed by the Board to stand for election at the 2021 Annual Meeting of Shareholders and to serve as Directors until the 2022 Annual Meeting.

Seven of the ten nominees are current Directors previously elected by the Company's shareholders. Two of the nominees, Ms. Pollino and Mr. Bakker, were appointed by the Board in 2020 and one nominee, Mr. Hernandez, was appointed by the Board in 2021. During the five years ended December 31, 2020, Mr. Keating, Ms. Lind, Mr. Malloy and Mr. Shawley have held the principal occupation or recently retired from the position listed in their biographies below or have been retired for that period of time, as applicable. The employment history of each of the other Director nominees during such time period is reflected in their biographies. The following biographies provide information on the principal occupation of each of the Director nominees.



GERBEN W. BAKKER

Age 56

Director
since: 2020

**President and
CEO, Hubbell
Incorporated**

Committees:
● None

Directorships:
● None

Skills and Qualifications:

Mr. Bakker brings to the Board extensive financial, operational and strategic planning experience and a strong background in the manufacturing industry, including:
● Served as the Company's President and COO from June 2019 prior to his appointment to CEO in October 2020.
● Served as President of Hubbell Power Systems from 2014 until June 2019.
● As President of Hubbell Power Systems, Mr. Bakker oversaw a multi-year period of strong performance and built an industry-leading electrical transmission and distribution components business.
● Led Hubbell Power Systems through 12 acquisitions, including Aclara (the Company's largest to date) in 2018, growing the organization from $921 million in net sales to $1.8 billion in net sales in four years.
● Membership on the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI).

Mr. Bakker has served as President and Chief Executive Officer and a Director of the Company since October 2020. Previously, he served as the Company's President and Chief Operating Officer from June 2019. He served as President of Hubbell Power Systems from 2014 until June 2019. Mr. Bakker began his career with Hubbell Incorporated in 1988 as a Manufacturing Engineer with Hubbell Wiring Systems.



CARLOS M. CARDOSO

Age 63

Director
since: 2013

INDEPENDENT

**AUDIT
COMMITTEE
FINANCIAL
EXPERT**

Committees:
● Audit
● Compensation

Directorships:
● Stanley Black & Decker, Inc. since 2007;
● Garrett Motion Inc., since 2018

Skills and Qualifications:

Mr. Cardoso brings to the Board CEO, COO, manufacturing, international business and public company board experience, including:
● Significant manufacturing and operations experience having served as President of the Pump Division of Flowserve Corporation, a manufacturer/provider of flow management products and services; Vice President and General Manager, Engine Systems and Accessories, for Honeywell International, Inc., a technology and manufacturing company; and Vice President Manufacturing Operations for Colt's Manufacturing Company, LLC, a maker of firearms.
● Membership on the Board of Stanley Black & Decker, Inc., a public company and a diversified global provider of hand and power tools and accessories.
● Chairman of the Board of Garrett Motion Inc., a public company and a provider of transportation systems.

Mr. Cardoso has served as Chairman of Garrett Motion Inc. since July 2018 and as the principal of CMPC Advisors LLC, an investment advisory firm, since January 2015. He previously served as Chairman of Kennametal, Inc. (publicly traded manufacturer of metalworking tools and wear-resistant products) from January 2008 until December 2014. He also served as President and Chief Executive Officer of Kennametal from January 2006 until December 2014. Mr. Cardoso joined Kennametal in 2003 and served as Vice President, Metalworking Solutions and Services Group and then as Executive Vice President and Chief Operating Officer before he became President and Chief Executive Officer. Mr. Cardoso was appointed Chairman of the Board of Garrett Motion Inc. in July 2018.



Age 56

Director
since: 2006

INDEPENDENT

LEAD DIRECTOR

ANTHONY J. GUZZI

Committees:
● Compensation
● Executive
● Finance
● Nominating
  and Corporate
  Governance

Directorships:
● Emcor Group, Inc.,
  since 2009

Skills and Qualifications:

Mr. Guzzi brings to the Board CEO, COO, manufacturing, strategic development, operations, consulting and public company board experience, including:
● Serving as Chairman, President and CEO and a Director of EMCOR Group, Inc., a publicly traded mechanical, electrical construction and facilities services company.
● Extensive experience in manufacturing and distribution having served as President, North American Distribution and Aftermarket and President, Commercial Systems and Services of Carrier Corporation, a subsidiary of United Technologies Corporation.
● Past experience as an engagement manager with McKinsey & Company, a prominent management consulting firm.

Mr. Guzzi has served as Chairman of the Board, President and Chief Executive Officer of EMCOR Group, Inc. (a publicly traded mechanical, electrical construction and facilities services company) since June 2018. Previously, he was President and Chief Executive Officer of EMCOR from January 2011 to June 2018 and President and Chief Operating Officer from 2004 to 2010. He also served as President, North American Distribution and Aftermarket of Carrier Corporation (HVAC and refrigeration systems), a subsidiary of United Technologies Corporation from 2001 to 2004 and President, Commercial Systems and Services in 2001.



Age 68

Director
since: 2021

INDEPENDENT

RHETT A. HERNANDEZ

Committees:
● Audit
● Finance

Directorships:
● USAA Federal
  Savings Bank,
  since 2019

Skills and Qualifications:

Mr. Hernandez brings to the Board significant cybersecurity expertise and strong strategic and operational leadership experience as a retired Lieutenant General of the United States Army, including:
● President and founder of CyberLens, LLC, a cybersecurity consulting company.
● Current Cyber Chair for the United States Military Academy.
● Served as the first commander of the United States Army's Cyber Command/2nd US Army (ARCYBER) where he was responsible for the operations, defense and risk management of the Army's networks, systems and cyber security organization.
● Prior U.S Army commands include the Deputy Chief of Staff, Army Operations; Chief, U.S. Military Training Mission, Saudi Arabia; and Commanding General, Human Resources Command.
● Serves on the Board of Directors of USAA Federal Savings Bank.

Mr. Hernandez has served as the President of CyberLens, LLC (a consulting company that focuses on cybersecurity, strategic planning and risk management) since 2013. Previously he served in the United States Army for almost forty years, rising to the rank of Lieutenant General at the time of his retirement.



Age 65

Director
since: 2010

INDEPENDENT

NEAL J. KEATING

Committees:
● Compensation
● Executive
● Nominating
  and Corporate
  Governance (Chair)

Directorships:
● Kaman Corporation,
  since 2007

Skills and Qualifications:

Mr. Keating brings to the Board an extensive history of senior executive leadership and board experience and a strong background in international operations, distribution, and mergers and acquisitions, including:
● Serving as Executive Chairman of the Board of Kaman Corporation, a publicly traded manufacturer of engineered products serving the aerospace, defense and medical markets.
● Served as President and CEO of Kaman Corporation from 2008 to August 2020.
● Past experience as COO of Hughes Supply and Executive Vice President and COO of Rockwell Collins, Commercial Systems.
● Former Managing Director and CEO of GKN Aerospace and Director of GKN plc, an international aerospace, automotive and land systems business.
● Member of the Executive Committee of the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI).
● Membership on the board of governors of the Aerospace Industry Association (AIA).
● Member of the Board of Trustees of Embry-Riddle Aeronautical University.

Mr. Keating has served as the Executive Chairman of the Board of Kaman Corporation (a publicly traded manufacturer of engineered products serving the aerospace, defense and medical markets) since September 2020. Previously, he held the position of President and Chief Executive Officer of Kaman Corporation from 2008 to August 2020 and President and Chief Operating Officer of Kaman Corporation from 2007 to 2008. From 2004 to 2007, he held the position of Chief Operating Officer of Hughes Supply (a wholesale distributor acquired by Home Depot).



BONNIE C. LIND

Age 62

Director
since: 2019

INDEPENDENT

**AUDIT
COMMITTEE
FINANCIAL
EXPERT**

Committees:
- Audit
- Nominating and Corporate Governance

Directorships:
- Mission Produce, Inc., since May 2020

Prior Directorships:
- U.S. Silica Holdings, Inc., 2019 - 2021
- Federal Signal Corporation, 2014 - 2018
- Empire District Electric Company, 2009 - 2017

Skills and Qualifications:

Ms. Lind brings to the Board CFO, Treasurer, financing, manufacturing, mergers and acquisitions, and public company board experience, including:

- Served as Senior Vice President, CFO and Treasurer of Neenah, Inc., a global manufacturer of technical specialties products, fine paper and packaging from June 2004 until October 2020.
- Past experience as Assistant Treasurer of Kimberly-Clark Corporation, a manufacturer of personal care, consumer tissue and health care products.
- Membership on the Board of Mission Produce, Inc., a publicly traded worldwide avocado business.
- Formerly served on the Board of U.S. Silica Holdings, Inc., a publicly traded performance materials company and one of the largest domestic producers of commercial silica.
- Formerly served on the Board of Federal Signal Corporation, a publicly traded international designer and manufacturer of products and solutions that serves municipal, governmental, industrial and commercial customers.
- Formerly served on the Board of Empire District Electric Company, a utility generating, transmitting and distributing power to southwestern Missouri and adjacent areas.

Ms. Lind served as Senior Vice President, CFO and Treasurer of Neenah, Inc. (a publicly traded technical specialties and fine paper company) from June 2004 to October 2020. Previously, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation from 1982 until 2004.



JOHN F. MALLOY

Age 66

Director
since: 2011

INDEPENDENT

**AUDIT
COMMITTEE
FINANCIAL
EXPERT**

Committees:
- Audit
- Executive
- Finance (Chair)

Directorship:
- Victaulic Company, since 2006

Skills and Qualifications:

Mr. Malloy brings to the Board many years of senior management, operations, economic and strategic planning experience having served as the CEO and COO of a global manufacturing and distribution company, including:

- Serving as Executive Chairman of the Board of Victaulic Company, a privately held mechanical pipe joining systems company.
- Served as President and CEO of Victaulic Company, a leading worldwide manufacturing company, from 2006 to January 2021.
- Over fifteen years of experience in various senior level strategic planning positions at United Technologies Corporation.
- Membership on the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI).
- Holds a Ph.D. in economics and has taught courses in Economics at Hamilton College.

Mr. Malloy has served as the Executive Chairman of the Board of Victaulic Company (a privately held mechanical pipe joining systems company) since January 2021. Previously, he held the position of Chairman of the Board, President and Chief Executive Officer of Victaulic Company from 2006 to January 2021, President and Chief Executive Officer from 2004 to 2006, and President and Chief Operating Officer from 2002 to 2004.



JENNIFER M. POLLINO

Age 56

Director
since: 2020

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

Committees:
- Audit
- Compensation

Directorships:
- Crane Co., since 2013
- Kaman Corporation, since 2015

Prior Directorship:
- Wesco Aircraft Holdings, Inc. 2014 - 2020

Skills and Qualifications:

Ms. Pollino brings to the Board extensive senior management experience, public company board experience and a strong background in accounting, finance, corporate governance, intellectual capital, and organizational issues, including:
- Serving as an executive coach and consultant with JMPollino LLC since July 2012.
- Over 20 years in senior executive and general management roles with a leading aerospace products company.
- Past experience in finance and accounting as Vice President, Finance and Controller of two Goodrich Corporation divisions and Controller of a savings and loan association.
- Certified Public Accountant.
- Member of the Board of Teach for America - Charlotte, NC since 2010.
- Member of the Advisory Board of University of North Carolina - Charlotte, Belk College of Business since 2010.

Ms. Pollino has served as an executive coach and consultant with JMPollino LLC, a leadership development, talent management and succession planning firm since July 2012. Previously she served as Executive Vice President, Human Resources and Communications, at Goodrich Corporation from February 2005 to July 2012, when Goodrich Corporation was acquired by United Technologies Corporation. Prior to that, she served in various other positions of increasing responsibility during her 20-year tenure with Goodrich Corporation.



JOHN G. RUSSELL

Age 63

Director
since: 2011

INDEPENDENT

Committees:
- Compensation (Chair)
- Executive
- Finance
- Nominating and Corporate Governance

Directorship:
- CMS Energy Corporation, since 2010
- Consumers Energy Company, since 2010

Skills and Qualifications:

Mr. Russell brings to the Board many years of experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities and governance, including:
- Serving as Chairman of the Boards of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers") and as Director for over fifteen years in the aggregate.
- Serving as the President and CEO of CMS and Consumers and previously as COO.
- Over thirty years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Mr. Russell has served as the Chairman of the Boards of CMS and Consumers (a publicly traded electric and natural gas utility) since May 2016. Previously he served as the President and Chief Executive Officer of CMS and Consumers from 2010 to 2016. He also held the position of President and Chief Operating Officer of Consumers from 2004 to 2010.



STEVEN R. SHAWLEY

Age 68

Director
since: 2014

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

Committees:
- Audit (Chair)
- Executive
- Finance

Prior Directorship:
- GrafTech International (2010 - 2014)

Skills and Qualifications:

Mr. Shawley brings to the Board extensive leadership experience as a public company executive officer and Director and a strong background in finance, accounting and audit, including:
- Over fourteen years of experience as a public company officer, including serving as the Senior Vice President and CFO of Ingersoll Rand and President of one of its major business sectors.
- Holding multiple financial roles of increasing responsibility over the course of 30+ years including audit, accounting, financial planning and as the Controller of Westinghouse Electric Corporation's largest manufacturing division and CFO of its Thermo King subsidiary.
- Served on the board of a public company and as Chair of its Audit Committee.

Mr. Shawley served as the Senior Vice President and Chief Financial Officer of Ingersoll Rand (a publicly traded manufacturer of climate solutions and industrial and security technologies) from 2008 to 2013. Previously, he held the position of Senior Vice President and President of Ingersoll Rand's Climate Control Technologies business from 2005 to 2008.

Corporate **Governance**

> **The Board exercises strong corporate governance practices and principles.**

The Board of Directors has adopted the Company's Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to best serve the interests of the Company and its shareholders. The Guidelines reflect the Board's commitment to good governance through the establishment of policies and procedures in areas it believes are critical to the enhancement of shareholder value. It is the Board's intention that these Guidelines serve as a framework within which the Board can discharge its duties and foster the effective governance of the Company. The Board of Directors met 10 times in 2020.

Governance **Snapshot**

- Shareholders have identical **economic and voting rights** - each share of Common Stock is entitled to one vote.
- Directors are **elected annually** by shareholders to serve a one-year term.
- Corporate funds or resources are not used for direct contributions to political candidates or campaigns.
- Independent Board members meet regularly in **Executive Sessions**, without management present.
- **55%** of our Board has a **tenure of seven years or less.**
- To maintain a diverse Board, Director nominees are evaluated on their background and experience and also **gender, race and ethnicity.**
- Director **compensation is reviewed annually** with advice from our independent compensation consultant and benchmarked for competitiveness.
- There are **no related party transactions** with our Directors, officers and significant shareholders.
- Our **Director Resignation Policy** requires any Director who fails to receive a majority of the votes cast to promptly tender his or her resignation.
- Board and Committees may hire **outside advisors independent** from management.

Board Leadership Structure

> **An independent Lead Director counterbalances a non-independent Chairman and fosters effective collaboration and communication among independent directors.**

Chairman

The Company's By-Laws require the Board to choose the Chairman of the Board from among the Directors and provide the Board with the ability to appoint the CEO of the Company as the Chairman of the Board. This approach gives the Board the necessary flexibility to determine whether these positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time. The Board believes that there is no single, generally accepted approach to providing board leadership, and that each of the possible leadership structures for a board must be considered in the context of the individuals involved and the specific circumstances facing a company at any given time. Accordingly, the optimal board leadership structure for a particular company may vary as circumstances change.

Effective October 1, 2020, the Board appointed Mr. Bakker as the Company's President and CEO succeeding Mr. Nord who will remain Executive Chairman of the Board through the 2021 Annual Meeting. In connection with the succession of Mr. Bakker as the Company's CEO, the Board requested that Mr. Nord continue to serve as the Executive Chairman during the transition of the CEO role to Mr. Bakker. The Board determined that this structure is best for the Company and its shareholders at this time because it allows Mr. Bakker, as a new CEO, to dedicate himself to operational matters during this transition phase, while providing for Board leadership continuity by allowing Mr. Nord to focus on Board-related matters.

Mr. Nord is not standing for re-election to the Board at the 2021 Annual Meeting. In light of Mr. Nord's retirement after the 2021 Annual Meeting, the Board is evaluating its leadership needs based on the Company's circumstances after his retirement, as discussed above, and expects to appoint a new Chairman of the Board after the Annual Meeting based on the results of this evaluation.

Independent Lead Director

The Board has established the position of an independent Lead Director to serve a three-year term. The Board believes that a three-year term is appropriate for the Lead Director as it affords greater continuity and allows the Lead Director to gain a better understanding of Board and management dynamics and build relationships with the other Directors. The Lead Director is responsible for:

Board Leadership	Providing leadership to the Board in situations where the Chairman's role may be perceived to be in conflict.
Executive Sessions	Coordinating the agenda and chairing executive sessions of the independent Directors regularly throughout the year and at each regularly scheduled Board meeting.
Liaison	Regularly meeting with the Chairman and facilitating communications among the Chairman, management and the independent Directors.
Spokesperson	Upon request, acting as the spokesperson for the Board in interactions with third parties.
Succession	Working with the NCGC and the Chairman to review and maintain the Company's succession plans.

Currently, Mr. Guzzi is the Lead Director and is expected to hold this position until the 2022 Annual Meeting. Following the 2022 Annual Meeting, the Board shall, upon recommendation from the NCGC, appoint a Director for the next three-year Lead Director term. The Board believes that its present leadership structure and composition provides for independent and effective oversight of the Company's business and affairs as further demonstrated by the fact that its members are current or former CEOs, CFOs, COOs or military leaders or senior executives of major companies in similar industries, and its Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Directors who meet the independence requirements of the New York Stock Exchange ("NYSE") and Messrs. Nord and Bakker are the only Directors who are members of executive management. Given the strong leadership of Mr. Nord as Executive Chairman and Mr. Bakker as President and CEO, the counterbalancing role of the Lead Director, and a Board comprised of effective and independent Directors, the Board believes that its current leadership structure is appropriate at this time.

Director Independence

> **Our Board consists of a majority of independent Directors and our Audit, Compensation, Finance and NCG committees of the Board are 100% independent.**

The Guidelines indicate that the Board shall be composed of a majority of independent Directors. Nine of our eleven current directors are independent. In evaluating the independence of Directors, each year the NCGC reviews all direct and indirect relationships between Directors (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) and the Company and its subsidiaries in accordance with the rules of the NYSE and the Securities and Exchange Commission ("SEC") and considers whether any relationship is material. Ms. Pollino, who was appointed to the Board in August 2020 also serves on the Board of Directors of Kaman Corporation, of which Mr. Keating is the Chairman of the Board and, until August 2020 was also the President and Chief Executive Officer. Mr. Keating recommended Ms. Pollino as a potential candidate to Heidrick & Struggles Inc., the independent director search firm the Board engaged for its new Director search and then recused himself from all evaluations and determinations relating to her appointment. The Board engaged Spencer Stuart, an independent director search firm, to assist in the search for a new Director candidate in 2021. The NCGC also reviews responses to annual questionnaires completed by each of the Directors, a report of transactions with Director-affiliated entities, Code of Conduct compliance certifications, case submissions filed with the Company's confidential compliance communication resource and Company donations to charitable organizations with which a Director may be affiliated (noting that The Harvey Hubbell Foundation's various matching gift programs are available to all Directors, officers and employees and that such programs match eligible gifts made to qualifying charitable organizations and educational institutions up to $25,000 in the aggregate in a calendar year, subject to various requirements).

The NCGC considered the nature and dollar amounts of the transactions with Directors and determined that none was required to be disclosed or otherwise impaired the applicable Director's independence as all of these ordinary course transactions were significantly below the NYSE bright-line independence thresholds. As a result of this review, the Board determined that each of the current Directors is independent other than Messrs. Bakker and Nord. In addition, the Board determined that Ms. Marks who served as a director during 2020, but did not stand for re-election at the 2020 Annual Meeting, was independent. In evaluating and determining the independence of the Directors, the NCGC considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and entities with which some of the Directors are or have been affiliated.

Board Oversight of Risk

▌ **Our Board oversees risk management activities.**

Members of senior management assist the Board and its committees with their risk oversight responsibilities through routine discussions of risks involved in their specific areas of responsibility. For example, our principal business leaders will report to the Board at regular intervals during the year on the Company's strategic planning activities and risks relevant to execution of the Company's strategy. In addition, from time to time, independent consultants with specific areas of expertise are engaged to discuss topics that the Board and management have determined may present a material risk to the Company's operations, plans or reputation.



BOARD OF DIRECTORS

oversees the Company's risk management practices and annually reviews with management the implementation and results of the Company's enterprise risk management program which identifies and quantifies a broad spectrum of risks in various categories, such as strategic, operational, compliance, financial, information technology, cybersecurity and related action plans. The standing committees of the Board have the following oversight of the following key risk areas:

AUDIT COMMITTEE

routinely discusses with management the Company's policies and processes with respect to risk assessment, financial, legal, cybersecurity and compliance risk exposures and related controls.

COMPENSATION COMMITTEE

considers risks associated with our compensation plans, policies, and programs.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

reviews risks relating to director selection, governance, Board composition, succession and ESG.

FINANCE COMMITTEE

considers risks associated with the Company's capital structure, acquisition strategy, insurance programs and cash management.

In 2020, as part of our risk management activities, the Company reviewed with the Compensation Committee its compensation policies and practices applicable to all employees that could affect the Company's assessment of risk and risk management and determined that such compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The Board does not believe that its role in the oversight of the Company's risks affects the Board's leadership structure.

Board Oversight of COVID-19

As the COVID-19 pandemic progressed during 2020, the Board oversaw the Company's response and strategy related to the pandemic's impact on Hubbell's businesses and stakeholders. The Board discussed COVID-19 specific issues at each of its meetings and further reviewed such issues in its Board committee-specific meetings. Topics the Board discussed and reviewed related to COVID-19 included, but were not limited to, health and safety, human capital management, financial impact, supply chain disruption, compliance, disclosure issues, strategy, compensation, cybersecurity, and liquidity. The Board further reviewed COVID-19 related topics with independent consultants engaged by the Board in 2020, including its independent compensation consultant, outside counsel and the Company's independent audit firm.

Board Committees

The Board of Directors has established the following standing Committees to assist it in fulfilling its responsibilities: Audit, Compensation, Executive, Finance and Nominating and Corporate Governance. The principal responsibilities of each of these Committees are described generally below and in detail in their respective Committee Charters which are available on the Company's website at **www.hubbell.com**, or in the case of the Executive Committee Charter, in Article III, Section 1, of the Company's By-Laws. The Board has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent for purposes of the NYSE listing standards and SEC regulations.

Audit Committee



STEVEN R. SHAWLEY (CHAIR)

Members:
Carlos M. Cardoso
Rhett A. Hernandez*
Bonnie C. Lind
John F. Malloy
Jennifer M. Pollino

8 Meetings in 2020	**100%** Attendance	●●●●●● Independence 6/6

Key Oversight Responsibilities

- Oversees the Company's accounting and financial reporting and disclosure processes.
- Appoints the independent auditor and evaluates its independence and performance annually.
- Reviews the audit plans and results of the independent auditors.
- Approves all audit and non-audit fees for services performed by the independent auditors.
- Reviews and discusses with management and the independent auditors matters relating to the quality and integrity of the Company's financial statements, the adequacy of its internal controls processes and compliance with legal and regulatory requirements.
- Reviews the Company's cybersecurity plans, policies, threats and prevention strategies.

* Mr. Hernandez became a member of the Audit Committee when he was appointed to the Board on March 1, 2021.

The Board of Directors has determined that all members of the Audit Committee are financially literate and meet the NYSE standard of having accounting or related financial management expertise. Each member of the Audit committee other than Mr. Hernandez is an "audit committee financial expert" as defined by the SEC.

Compensation Committee



JOHN G. RUSSELL (CHAIR)

Members:
Carlos M. Cardoso
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

4 Meetings in 2020	**100%** Attendance	●●●●● Independence 5/5

Key Oversight Responsibilities

- Determines and oversees the Company's execution of its compensation programs and employee benefit plans.
- Reviews and approves all compensation of the CEO and officers of the Company, with input from the independent compensation consultant, Exequity LLP.
- Appoints the independent compensation consultant and evaluates its independence and performance annually.
- Determines stock ownership guidelines for the CEO and officers of the Company.
- Reviews and approves of the Company's peer companies.

Executive Committee



DAVID G. NORD[1] **(CHAIR)**

Members:
Anthony J. Guzzi
Neal J. Keating
John F. Malloy
John G. Russell
Steven R. Shawley

Did not meet in 2020	**Did not meet in 2020**	● ● ● ● ● ○ **Independence 5/6**

Key Oversight Responsibilities

● The Executive Committee may meet during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Company, except certain powers set forth in the By-Laws of the Company.

(1) Mr. Nord will not stand for re-election to the Board of Directors at the expiration of his current term.

Finance Committee



JOHN F. MALLOY (CHAIR)

Members:
Anthony J. Guzzi
Rhett A. Hernandez*
John G. Russell
Steven R. Shawley

4 **Meetings in 2020**	**100%** **Attendance**	● ● ● ● ● **Independence 5/5**

Key Oversight Responsibilities

● Oversees the Company's financial and fiscal affairs and reviews proposals regarding long-term and short-term financing, material acquisitions, dividend policies, stock repurchase programs and changes in the Company's capital structure.
● Reviews the Company's major capital expenditure plans and monitors the Company's insurance programs.
● Reviews the administration and management of the Company's pension plans and investment portfolios.

* Mr. Hernandez became a member of the Finance Committee when he was appointed to the Board on March 1, 2021.

Nominating and Corporate Governance Committee



NEAL J. KEATING (CHAIR)

Members:
Anthony J. Guzzi
Bonnie C. Lind
John G. Russell

5 **Meetings in 2020**	**100%** **Attendance**	● ● ● ● **Independence 4/4**

Key Oversight Responsibilities

● Develops the Company's corporate governance guidelines and monitors adherence to its principles.
● Approves related person transactions.
● Evaluates Director independence and compensation.
● Identifies qualified individuals to become Board members, recommends nominees for election or appointment to the Board and oversees the Board's and management's performance evaluation and succession planning process.
● Oversees the development and administration of the Company's sustainability/ESG program.

See the "Nomination and Election Process" section on page 15 and the "Director Independence" section on page 21 for more information on the actions taken by the Nominating and Corporate Governance Committee in these areas.

Board Practices and Procedures

Code of Business Conduct and Ethics

The Company requires its Directors and officers to act in accordance with the highest standards of ethical conduct and has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that supports the Company's commitment to the people we serve, the communities we work in, the Company and each other. Our Code of Conduct covers many areas of professional conduct ranging from conflicts of interest, ethical business conduct, employment practices, compliance with applicable laws and regulations, protection of Company assets and confidential information and reporting obligations. Each year, to strengthen the Company's commitment to ethical conduct, we provide training on various aspects of the Code of Conduct and require all Directors and officers to complete such training and certify compliance with the Code of Conduct. The Code of Conduct can be viewed on the Company's website at **www.hubbell.com**. We will disclose any future amendments to, or waivers from, provisions of our Code of Conduct on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Director Resignation Policy

In 2016, the Board of Directors adopted a Director resignation policy whereby any Director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation to the Board. Following receipt of the tendered resignation and within 60 days of certification of the shareholder vote, the Nominating and Corporate Governance Committee ("NCGC") will consider and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will then, within 90 days of certification of the shareholder vote, make a determination taking into consideration the recommendation of the NCGC, the vote results, shareholder input and other relevant factors.

Shareholder Outreach and Engagement

We value shareholders' perspectives and have a regular process throughout the year to discuss a range of topics, including our performance, strategy, executive compensation, and ESG matters. Discussions with our shareholders assist us to set goals and expectations for our performance and facilitate identification of emerging issues that may affect our strategies, corporate governance, compensation practices and other aspects of our operations.

Our shareholder engagement program includes investor conferences, investor events and one-on-one discussions with our shareholders. In 2020, our Board's Compensation Committee Chair participated in conference calls with various shareholders after reaching out to our top 30 shareholders (representing approximately 65% of outstanding shares) to discuss a wide range of business performance, sustainability, governance, succession, COVID-19 and compensation topics. In addition, our Executive Chairman, President and CEO, Chief Financial Officer, Vice President, General Counsel and Secretary and other members of senior management engaged with our shareholders on a frequent basis year-round to discuss Hubbell's strategy, financial and business performance, and ESG programs. In March 2020 Hubbell hosted an investor day event in New York City.



SPRING
Regularly scheduled investor meetings and conferences.

SUMMER
Review of prior proxy season results and messages from shareholders; prepare for fall shareholder engagement season; ongoing scheduled investor meetings and discussions with shareholders on results, sustainability, and other topics.

ANNUAL SHAREHOLDER ENGAGEMENT

WINTER
Governance reviews, annual evaluations, ongoing engagement with shareholders at road shows and via investor calls; investor day (March 2020) session.

FALL
Engage with largest shareholders on performance, compensation and sustainability matters; review regulatory and governance changes impacting the Company and its shareholders; ongoing scheduled investor meetings and conferences.

Communications with Directors

Shareholders and interested parties may communicate with the full Board, the Lead Director, the non-management Directors as a group, or with individual Directors by using either of the following methods:

By Writing:	Board of Directors
	Hubbell Incorporated
	c/o Katherine A. Lane, Vice President, General Counsel and Secretary
	40 Waterview Drive
	Shelton, Connecticut 06484
By Email:	**Secretary@hubbell.com**

Communications will be forwarded to the specific Director(s) requested by the interested party. General communications will be distributed to the full Board or to a specific member of the Board depending on the material outlined in the communication. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded including job inquiries and resumes, business opportunities, junk or mass mailings, spam, or any hostile, improper, threatening or illegal communications.

Attendance

> **All Directors then in office attended our 2020 Annual Meeting, all Board meetings and all committee meetings of which they are a member.**

The Board of Directors held 10 total meetings in 2020. During 2020, all Directors then in office attended all meetings of the Board of Directors and all meetings of the Committees of which such Director served as a member. Board members are expected to attend the Annual Meeting of Shareholders. At the 2020 Annual Meeting, all Directors then in office were in attendance.

Additional Resources

The Corporate Governance Guidelines and the following additional materials relating to corporate governance are published on our website at **www.hubbell.com**.

- Board of Directors - Current Members and Experience
- Code of Business Conduct and Ethics
- Third-Party Code of Business Conduct and Ethics
- Amended and Restated By-Laws
- Compensation Recovery Policy
- Board Committees - Members and Charters
- Amended and Restated Certificate of Incorporation
- Stock Ownership and Retention Policy
- Contacting our Board of Directors
- Sustainability site

Our Commitment to Sustainability

> ▌ **Hubbell's sustainability programs align with driving long-term shareholder growth.**

Hubbell's commitment to incorporate social responsibility and sustainability initiatives has been a vital part of our business model for years. Our obligations to employees, customers, suppliers, shareholders and the communities we serve go well beyond providing products and services: we have the opportunity to improve people's lives and the world around us.

Hubbell's focus on sustainability not only helps us identify and mitigate risk, but also helps us to uncover opportunities that drive our performance while enabling our many stakeholders to thrive. We are incorporating sustainability in new, innovative, and systemic ways to create an impact that is broader and deeper than our day-to-day work.

At Hubbell, our most valuable asset is our employees. We encourage a workplace environment that is safe, respectful, inclusive and open to new ideas and thinking. Hubbell's Board regularly receives updates and presentations on key culture topics, including ESG, compliance, diversity, equity and inclusion, employee development, human capital management and succession. One of Hubbell's key business strategies is the fostering of a more inclusive and diverse company. We understand the value that this brings and developed a cultural awareness campaign, "I am Hubbell", to foster inclusion and diversity across our enterprise.



Environment: Promoting Resilience

> ▌ **We go to work each day with an acute awareness of energy and resource scarcity – and how we can create improvements through our business operations and our products.**

Climate change and resource scarcity pose risks to the success of any business in the 21st century.

We are in a unique position to create positive change through both our corporate initiatives and our products, with an emphasis on driving energy efficiency, decreasing our own emissions and water consumption, and ensuring a safer, more sustainable grid infrastructure with our products.

We continue to support our long-term commitment to reduce the environmental impacts of our business, and have created the Hubbell Sustainability and Infrastructure Management Handbook, which provides guidelines on improving the efficiency and sustainability of our facilities.

Establishing Our Goals

In 2020, we published multi-year environmental reduction goals, based on an inventory of our worldwide greenhouse gas (GHG) emissions and water consumption. We intend to reduce our GHG and water emissions by 10% by the year 2025.

NEW **Our Goals:**

Reducing Emissions



REDUCING
EMISSIONS BY
10%
BY 2025

 **OUR GOAL:**

We have set a goal to reduce the carbon intensity of our emissions from direct operations: **We will decrease our absolute scope 1 and 2 emissions by 10% by 2025 over a base year of 2019.**

[2019 baseline 144 MT; 2025 goal 130 MT]

Reducing Water Use



REDUCING
WATER USE BY
10%
BY 2025

 **OUR GOAL:**

We have set a goal to **reduce our water consumption 10% by 2025 over a base year of 2019.**

[2019 baseline 163 MG; 2025 goal 147 MG]

Social: Our Commitment to Our Stakeholders

> We are home to thousands of employees across the world, and we owe respect and support to them and the communities in which we operate.

We can communicate about our purpose and values, but it is our people that bring them to life. Investment in the engagement, development and safety of our workforce is paramount to our success as a business, while our social imperatives also expand the ways we give back to our communities through volunteerism and the Harvey Hubbell Foundation.

Across the enterprise and within our businesses and teams, there are a variety of ways we encourage our employees and leaders to learn – on the job, in the classroom, through self-directed learning, or through different leadership programs. We recognize and emphasize the value of continued education and training for our employees.

Employee Experience and Human Capital Matters

Diversity, Equity and Inclusion

Our Efforts

Fostering an Inclusive and Diverse Environment

Hubbell has a multi-year, enterprise-wide strategy dedicated to evolving our inclusive culture while addressing under-representation across our company.

 In 2020, we joined the National Minority Supplier Diversity Council, a community based, national organization that champions inclusion and diversity. As a Company, we are focusing on our diverse supplier programs with the goal to increase such investment in the years to come.

 In 2020, we also welcomed a new employee inclusion group (EIG), Multicultural Men (MCM). MCM is focused on understanding and fostering appreciation of inclusion and multiculturalism while empowering men of color through training, mentoring and networking opportunities to enhance personal development and leadership growth.

Gender Parity

We partner with Paradigm for Parity® committing alongside more than 100 other companies to achieve gender parity by 2030.

Supporting Military Service Members

We partner with Employer Support of the Guard and Reserve (ESGR), pledging to fully recognize, honor, and comply with the Uniformed Services Employment and Reemployment Rights Act.

Development and Resources

Our Efforts

Hubbell University and Leadership Development Programs

Our Company's learning programs, delivered through Hubbell University, help build the skills and knowledge needed for our employees to succeed today and in their future. Curriculums support education and development across key areas, such as business acumen, leadership, functional skills and compliance courses. Hubbell provides various leadership development programs across the company for its employees, tailored to different areas of focus and improvement.

COVID-19

In the midst of the global COVID-19 pandemic, Hubbell took numerous actions to support our employees. Hubbell focused on ensuring the safety and well-being of its employees and locations, while also establishing programs that kept them informed, educated and supported throughout the pandemic.

❯ See additional details on Hubbell's COVID-19 focused programs on page **6** .



19,100
EMPLOYEES



10
COUNTRIES OF OPERATION



31%
FEMALE (GLOBALLY)
28% U.S.



U.S. 38%
RACIALLY DIVERSE

Workplace Safety

Our Efforts

Always Think Safety

As a manufacturing company, we take the safety of our employees very seriously and have dedicated personnel and resources constantly monitoring and advising on workplace safety matters.

We regularly conduct industrial hygiene assessments, internal and external audits, inspections, job hazard analyses, and ergonomic assessments. We use an enterprise-wide data management system to track this information and each of our locations tracks various safety metrics including Total Recordable Incident Rate (TRIR) and Days Away, Restricted or Transferred (DART).

Communities

Our role in the communities we serve has never been more important to creating and sustaining economic value. We believe that our ability to have a tangible impact on issues such as income inequality, education, and environmental stewardship is tied directly to our ability to innovate and grow as a company. In 2020, the Harvey Hubbell Foundation donated over $1,000,000 to science, technology, engineering, and math (STEM) programs, scholarships, universities (including two new partnerships with HBCUs) and additional charities.

Our Efforts

TOTAL RECORDABLE INCIDENT RATE (TRIR) REDUCED BY

42%

SINCE 2015

DAYS AWAY, RESTRICTED OR TRANSFERRED (DART) RATE REDUCED

39%

SINCE 2015

Year	OSHA Recordables	Incident Rate	Employee Hours Worked	# of Serious Injuries	DART RATE
2020	196	1.03	37,905,244	2	0.60

 #### *Feeding America and COVID-19*

In the midst of the COVID-19 pandemic, the Harvey Hubbell Foundation looked for new ways to help the communities in which our employees live and work. Partnering with Feeding America, the Hubbell Foundation donated funds to help food banks across the United States.

 #### *Hubbell Helping Hands*

In October 2020 Hubbell initiated its first ever dedicated month of service, called Hubbell Helping Hands. Though limited by the pandemic in 2020, Hubbell has determined that October will be its focused month to encourage and support employee volunteerism. Hubbell underscored its commitment to giving back to its communities by issuing a new Volunteer Paid Time Off policy and encouraging its employees to volunteer.

Governance & Accountability: Ethical Leadership

The way we achieve our business results is just as important as the results themselves.

We are highly focused on our Company's role as an employer, a community leader, and an important provider of electrical and electronic products for non-residential and residential construction, industrial and utility applications. We believe in high ethical standards, transparency, and following through on our ESG commitments.

Oversight

Hubbell's Board of Directors' Corporate Governance Guidelines formally include Board oversight of the company's ESG programs as part of the Board's responsibilities. The Board's **Nominating and Corporate Governance Committee** is charged with specific oversight of ESG related matters, although ESG issues are discussed by the entire **Board of Directors** multiple times a year and incorporated into Hubbell's overall strategy.

Ethics

Our Efforts

Culture of Compliance and Ethics

Hubbell's Code of Business Conduct and Ethics provides a framework for our employees to conduct business with the highest level of integrity.

Our Code outlines Hubbell's expectations of ethical conduct and integrity wherever we do business. The Audit Committee of Hubbell's Board of Directors oversees and receives regular reports on the status of Hubbell's compliance program. At meetings throughout the year, the Audit Committee reviews and analyzes reports from management, our external auditor and Hubbell's internal audit team regarding compliance with the Code and applicable regulatory and legal obligations.



100%
- **OF HUBBELL EMPLOYEES, DIRECTORS, AND THIRD-PARTY PARTNERS THE CODE APPLIES TO**
- **OF TARGETED HUBBELL EMPLOYEES THAT HAVE COMPLETED TRAINING MODULES AND ARE CERTIFIED ON THE CODE**
- **OF TARGETED HUBBELL EMPLOYEES CERTIFIED ON THE CODE IN 2020**


EMPLOYEES AND DIRECTORS ANNUALLY RE-CERTIFY ON THE CODE


MONTHLY TRAINING FOR EMPLOYEES ON TENETS OF THE CODE



Hubbell was recognized by the Ethisphere Institute as one of the 2021 World's Most Ethical Companies. This was the first time Hubbell has been named to this list and it reflects the Company's and our employees' commitment to compliance and driving an ethical culture.

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.


Ethical Culture Survey

In March 2020 we completed a survey of employees to better understand employee perceptions of Hubbell's ethical culture and compliance program. The survey results highlighted a strong employee perception of Hubbell's compliance program and the results were leveraged for continuous improvement.

Speak Up Today

Hubbell further offers a resource where individuals can ask questions or report compliance concerns confidentially or anonymously.

This service, called Speak Up Today, is managed by an independent third party and is available to employees, customers, vendors or any other third party.

Speak Up Today is available 24 hours a day, 7 days a week and in multiple languages. The service is accessible via the web, by email and by phone through toll-free telephone numbers in 17 countries.




100%
SPEAK UP CASES WERE INVESTIGATED


46
AVERAGE NUMBER OF DAYS TO CLOSE SPEAK UP TODAY CASES


11
NUMBER OF COUNTRIES WHERE CALLS WERE MADE

Director **Compensation**

| Hubbell's Director compensation program is reviewed by the Board's independent compensation consultant and benchmarked annually.

The Nominating and Corporate Governance Committee ("NCGC") annually reviews all forms of independent Director compensation in relation to other U.S. companies of comparable size and the Company's competitors, and recommends changes to the Board, when appropriate. The NCGC is supported in this review by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the NCGC, which provides compensation consultation and competitive benchmarking. The NCGC targets director compensation at the median of our benchmarked GICS (Global Industry Classification Standard) Group.

Elements of Compensation

Because of the impacts of the COVID-19 pandemic on Hubbell, the Board voted in 2020 to forego the payment of their quarterly cash retainer payments for the second quarter of 2020. In December 2020 following its annual review, the Board of Directors, upon the recommendation of the NCGC and further supported by Exequity, decided to maintain the value of total director compensation as reflected in the table below until the 2021 Annual Shareholders' Meeting and then increase the total director compensation as set forth more fully below. The Board's decision to increase the Annual Board Retainer, Annual Restricted Share Grant and Lead Director Retainer amounts was based on the benchmarking work presented by Exequity and to ensure that the Board could continue to attract and retain talented, strong and diverse directors for Board refreshment purposes.

Annual Compensation

Compensation Component	Payment or Value of Equity	
Board Service		
Annual Board Retainer[1]	$ 85,000	
Annual Restricted Share Grant[2]	$ 130,000	
Lead Director Retainer[3]	$ 25,000	
Committee Service		
Committee Annual Retainer[4]	Chair	Member
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 15,000	$ 7,000
Finance Committee	$ 13,000	$ 5,000
NCGC Committee	$ 13,000	$ 5,000
Board/Committee Meeting Fees	None	
Discretionary Fee[5]	Upon NCGC recommendation and consent of the Chairman of the Board, fees commensurate with any activities performed outside the scope of normal Board and Committee service, at the Company's request. No Discretionary Fees were paid in 2020.	



BOARD SERVICE ANNUAL PAYMENTS CASH/EQUITY

$85,000 Cash

$130,000 Equity

(1) The amount of the Annual Board Retainer will be increased from $85,000 to $90,000 effective as of May 4, 2021 (the date of the 2021 Annual Meeting), such that the amount of Annual Board Retainer for calendar year 2021 will be approximately $87,500 for continuing directors.

(2) The amount of the Annual Restricted Share Grant (the grant date value of Company Common Stock granted at an Annual Meeting that vests on the date of the next Annual Meeting if the Director is still serving (or earlier, upon death or a change in control)) shall be increased from $130,000 to $145,000, effective as of the grant to be made on May 4, 2021 (the date of the 2021 Annual Meeting).

(3) The Lead Director Retainer will be increased from $25,000 to $30,000 effective as of May 4, 2021 (the date of the 2021 Annual Meeting), such that the amount of the Lead Director Retainer for calendar year 2021 will be approximately $27,500 if the Lead Director does not change at the Annual Meeting.

(4) Annual Retainers are paid on a quarterly basis.

(5) Activities may include customer visits, conference attendance or training meetings.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for non-management Directors ("Deferred Plan for Directors") which enables Directors, at their election, to defer all or a portion of their annual Board and Committee retainers into:

- A Stock Unit account in which each stock unit consists of one share of the Company's Common Stock. Dividend equivalents are paid on the stock units contained in the Director's account and converted into additional stock units. Upon distribution, all stock units are payable in shares of Common Stock.
- A cash account which is credited with interest at the prime rate in effect at the Company's principal commercial bank on the date immediately following each regularly scheduled quarterly Board meeting.

The Deferred Plan for Directors also enables such Directors, at their election, to defer all or a portion of their annual restricted share grant into a Restricted Stock Unit account providing for the credit of one restricted stock unit for each share of restricted stock deferred. Restricted stock units are subject to the same vesting terms described above and are payable in the form of one share of Common Stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units contained in the account and converted into additional restricted stock units.

Generally, all distributions under the Deferred Plan for Directors are paid only after termination of service and may be paid in a lump sum or in annual installments, at the Director's election. However, in the event of a change of control, all amounts credited to a Director's account are paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash.

Charitable Match

The Harvey Hubbell Foundation matches, dollar for dollar, eligible charitable contributions made by a Director to qualifying charitable organizations and educational institutions within certain parameters.

Director Compensation Table

The following table shows the compensation paid by the Company to non-management Directors for service on the Company's Board of Directors during fiscal year 2020. Messrs. Nord and Bakker received no compensation beyond that described in the Executive Compensation section on page 62 for their service as Directors.

Name	Fees Earned or Paid in Cash[4] ($)	Stock Awards[5] ($)	All Other Compensation[6] ($)	Total ($)
Carlos M. Cardoso	76,500	129,950	20,000	226,450
Anthony J. Guzzi	93,500	129,950	23,000	246,450
Rhett A. Hernandez[1]	—	—	—	—
Neal J. Keating	78,750	129,950	—	208,700
Bonnie C. Lind	75,000	129,950	—	204,950
John F. Malloy	81,000	129,950	—	210,950
Judith F. Marks[2]	24,250	—	—	24,250
Jennifer M. Pollino[3]	36,864	—	29,500	66,364
John G. Russell	82,500	129,950	5,000	217,450
Steven R. Shawley	82,500	129,950	—	212,450

(1) Mr. Hernandez joined the Board effective March 1, 2021, and therefore received no compensation from the Company in 2020.

(2) Ms. Marks retired from the Board effective May 5, 2020. The amounts shown in the table reflect compensation paid to her from January 1, 2020, through her retirement date.

(3) Ms. Pollino joined the Board effective August 21, 2020. The amounts shown in the table reflect compensation paid to her from August 21, 2020, through December 31, 2020.

(4) Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Guzzi - $93,500, Mr. Keating - $39,375, Ms. Lind – $75,000 and Mr. Shawley - $82,500. Due to the COVID-19 pandemic, the Board of Directors waived its quarterly cash retainer payments for the second quarter of 2020.

(5) Amounts shown represent the grant date fair value of 1,059 shares of restricted stock granted to each Director at the Company's May 5, 2020, Annual Meeting of Shareholders as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 17 to the Notes to Consolidated Financial Statements for 2020 contained in the Form 10-K filed with the SEC on February 11, 2021. These shares will vest as of the date of the 2021 Annual Meeting of Shareholders if the Director is still serving at that time (or earlier, upon death or a change in control). Mr. Guzzi, Mr. Keating, Ms. Lind and Mr. Shawley each elected to defer their entire 2020 annual restricted stock grant pursuant to the terms of the Deferred Plan for Directors. See the following table for the aggregate number of stock awards held by each Director as of December 31, 2020.

(6) Represents a Company matching contribution to an eligible institution under The Harvey Hubbell Foundation Matching Gifts Program.

As of December 31, 2020, the following table shows the balance in each non-management Director's (i) stock unit account (each stock unit represents the right to receive one share of Common Stock) and (ii) restricted stock unit account (each restricted stock unit represents the right to receive one share of Common Stock) under the Deferred Plan for Directors. See the "Deferred Compensation Plan" section on page 32 for additional information:

Name	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Restricted Stock Units Held at Year End (#)
Carlos M. Cardoso	2,216	7,353
Anthony J. Guzzi	28,187	11,224
Rhett A. Hernandez[1]	—	—
Neal J. Keating	6,179	11,224
Bonnie C. Lind	509	2,157
John F. Malloy	1,669	1,714
Judith F. Marks[2]	—	—
Jennifer M. Pollino[3]	—	—
John G. Russell	5,889	6,634
Steven R. Shawley	6,519	8,148

(1) Mr. Hernandez joined the Board effective March 1, 2021.

(2) At the time of her retirement in May 2020 Ms. Marks's stock unit account balance was 4,707 stock units. These stock units were paid out in shares of the Company's Common Stock on November 5, 2020, pursuant to her election under the Deferred Plan for Directors.

(3) Ms. Pollino joined the Board effective August 21, 2020.

Proposal 2 Advisory Vote to Approve Named Executive Officer Compensation

We have determined that our shareholders should vote on the compensation of our NEOs each year, consistent with the preference expressed by our shareholders at the 2017 Annual Meeting. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended, we are requesting shareholder approval, on an advisory (non-binding) basis, of the compensation of our NEOs as presented in this Proxy Statement in the Compensation Discussion and Analysis beginning on page 35 and the compensation tables and accompanying narrative disclosure in the Executive Compensation section beginning on page 62. It is expected that the next vote on the frequency of a vote on the compensation of our NEOs will occur at the 2023 Annual Meeting of shareholders.

Accordingly, we will present the following resolution for vote at the Annual Meeting:

"**RESOLVED**, that the shareholders of Hubbell Incorporated (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as described in the Compensation Discussion and Analysis and disclosed in the 2020 Summary Compensation Table and related compensation tables and narrative disclosure as set forth in this Proxy Statement."

As described more fully in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program has been designed to attract and retain highly talented executives, deliver compensation that is competitive and fair compared to relevant benchmarks, reward strong Company performance and motivate executives to maximize long-term shareholder returns. To achieve our objectives, we have adopted and maintain sound compensation governance practices and a strong pay for performance philosophy pursuant to which the greatest portion of an executive's total direct compensation is variable and therefore linked to performance on both a short-term and long-term basis.

As an advisory vote, the outcome of this proposal is not binding upon the Company. However, our Compensation Committee and our Board value the opinions of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Common Stock is required to approve, on an advisory, non-binding basis, the compensation of our NEOs. Majority of votes cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ✓ FOR THE APPROVAL BY NON-BINDING VOTE OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Compensation
Discussion and Analysis (CD&A)

CD&A Table of Contents

Our Named Executive Officers

Our business benefits from a strong leadership team with deep experience within and outside our industry. In 2020, we successfully executed our multi-year CEO succession plan and named internal candidate Gerben Bakker as the Company's President and Chief Executive Officer effective October 1, 2020.

This Compensation Discussion and Analysis ("CD&A") section of the Proxy Statement describes the material elements of the 2020 compensation program for the following named executive officers (NEOs):

Name	Position
Mr. Gerben W. Bakker[1]	President and Chief Executive Officer
Mr. David G. Nord[2]	Executive Chairman and Former Chief Executive Officer
Mr. William R. Sperry	Executive Vice President and Chief Financial Officer
Mr. Allan J. Connolly	President, Utility Solutions Segment
Mr. Stephen M. Mais	Senior Vice President, Human Resources
Mr. Rodd R. Ruland[3]	Executive Vice President, Transition and Integration

(1) Mr. Bakker was appointed President and Chief Executive Officer effective October 1, 2020. Prior to October 1, 2020, Mr. Baker served as the Company's President and Chief Operating Officer. Mr. Bakker has been employed by Hubbell for over 30 years.

(2) Mr. Nord resigned as Chief Executive Officer effective October 1, 2020. Mr. Nord will remain as Hubbell's Executive Chairman of the Board until the 2021 Annual Shareholders Meeting.

(3) Mr. Ruland was appointed Executive Vice President, Transition and Integration effective August 1, 2020. Prior to August 1, 2020, Mr. Ruland served as the Company's Group President, Construction and Energy.

Leadership

 **DEVELOP OUR PEOPLE**  *Hubbell's Board executed its multi-year CEO succession plan.*



GERBEN W. BAKKER
President and Chief Executive Officer

- Gerben Bakker was named as Hubbell's new President and Chief Executive Officer effective October 1, 2020, succeeding David Nord.
- Mr. Bakker had previously served as Hubbell's President and Chief Operating Officer since June 2019 and prior to that led Hubbell's Power Segment for many years. Mr. Bakker has been with Hubbell for over 30 years.
- Mr. Nord will remain as Hubbell's Executive Chairman of the Board until the 2021 Annual Shareholders Meeting.

2020 Highlights

Performance Summary

We measure our progress not only in terms of our financial accomplishments, but also in running our business in the best interests of our shareholders, partners, customers, employees and the communities in which we operate. Our accomplishments in 2020 included:

 **OPERATE WITH DISCIPLINE**  *We delivered on our commmitments to shareholders.*

NET SALES

$4.2 billion



$4.5	$4.6	**$4.2**
2018	2019	**2020**

ADJUSTED DILUTED EARNINGS PER SHARE[1]

$7.58



$7.77	$8.12	**$7.58**
2018	2019	**2020**

FREE CASH FLOW[1]

$560 million



$421	$498	**$560**
2018	2019	**2020**

(1) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 11, 2021.

 **GROW THE ENTERPRISE**  *We executed a disciplined plan of capital deployment.*

CAPITAL DEPLOYMENT
($ Millions)



$201 Dividends

$88 Capital Expenditures

$240 Acquisitions

$41 Share Repurchases

● Investment in the Company ● Return to Shareholders

 **Announced 8% dividend increase.**

 Deployed $240 million to **acquisitions.**

 Invested $88 million to **high return** capital expenditures.

Compensation Summary

The Compensation Discussion and Analysis ("CD&A") reviews the objectives and components of Hubbell's executive compensation program and discusses the 2020 compensation earned by our NEOs. The CD&A also discusses actions taken based on our ongoing commitment to consider shareholder feedback and to ensure our executive team continues to deliver exceptional shareholder value.

2020 Actions:

WE HEARD YOU	**ROBUST SHAREHOLDER ENGAGEMENT**	We contacted shareholders representing more than 65% of our outstanding Common Stock to obtain their views on our compensation programs, ESG and to discuss our COVID-19 related actions.	**See Page 38**
WE HEARD YOU	**BOARD INVOLVEMENT IN SHAREHOLDER ENGAGEMENT**	The Compensation Committee Chair led our shareholder outreach regarding our compensation programs.	**See Page 38**
WE HEARD YOU	**INCREASED PERFORMANCE WEIGHTING OF EQUITY AWARDS**	For awards granted in 2020, we increased the performance-based portion of Long-Term Incentives from 70% to 75%.	**See Page 39**
NEW	**REVIEWED ALL COMPENSATION APPROACHES IN LIGHT OF PANDEMIC**	For 2020, short and long-term awards will be paid out based on the plan design and targets set in the pre-pandemic environment, without modifications relating to the pandemic.	**See Page 39**
NEW	**TRANSPARENT AND COMPETITIVE PROGRAMS**	For awards granted in 2021, we simplified long-term Performance Awards by moving to 3 overall metrics, increasing the importance of TSR in the overall award, and providing a balanced portfolio of metrics between the short and long term incentive programs.	**See Page 40**

Additional information on our 2020 business performance, and the resulting compensation decisions taken by the Compensation Committee, are further summarized in this CD&A.

Notable Activities and Changes

Engagement With Shareholders

> **Engaging with our shareholders informs our approach to our executive compensation program.**

Hubbell engages with shareholders throughout the year on diverse topics such as financial performance, compensation and pay for performance, corporate governance, sustainability and environmental, social and governance ("ESG") topics. In 2020, our Compensation Committee Chair and members of our senior management engaged in a targeted outreach with Hubbell shareholders.



JOHN G. RUSSELL
Compensation
Committee, Chair

Compensation Committee Chair Led Engagements

Hubbell reached out to our top 30 shareholders (representing approximately 65% of Hubbell's share ownership) during the fall of 2020. The calls were led by Hubbell's Compensation Committee Chair, Mr. John G. Russell, and included senior management from Hubbell's Human Resources, Legal and Finance teams. The feedback from the calls helped inform the Compensation Committee's review and revision to its compensation and sustainability programs, along with further advice and benchmarking from Hubbell's independent compensation consultant, Exequity LLP.

Hubbell also had many discussions with its shareholders focused on sustainability and governance topics and as a result of such conversations, increased its public disclosures on various ESG related topics.



Hubbell was recognized by Ethisphere Institute as one of the 2021 World's Most Ethical Companies, its first time receiving such honor.

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.

See additional details on page **25** and additional details on Hubbell's ESG and sustainability focus on page **27**.

Results of 2020 Advisory Vote on Executive Compensation

Hubbell's 2020 Say on Pay advisory vote on executive compensation resulted in over 97% of the votes cast in favor of the Company's executive compensation program. Hubbell's Say on Pay votes have averaged 91% support for the last 10 years. We believe these strong results indicate that our shareholders are generally supportive of our compensation program. Shareholder engagement in 2020 informed our compensation plan design going forward and provided an opportunity to discuss Hubbell's ESG programs, COVID-19 pandemic response and the impact of the pandemic on our business and compensation programs.

The below sets forth some of the key themes we heard from our shareholders and our responsiveness to their concerns:

 What We Heard	 How We Responded
Compensation design should be robust enough to withstand pandemic impacts.	Short and Long-Term awards that include targets relating to performance in 2020 will be paid out according to the plan design and targets put in place prior to the pandemic, with no modifications or changes, demonstrating a compensation program that is well-designed, balanced, and aligns pay with performance.
Importance of performance orientation to a compensation program.	For the February 2020 long-term award grant, we increased the weighting of performance-oriented equity from 70% to 75% by increasing the weighting of performance shares from 40% to 50%, and changing stock appreciation rights from 30% to 25%, thereby ensuring greater pay for performance alignment. This weighting will be maintained for grants in 2021.
Interest in the impact of the COVID-19 pandemic on our business, employees, and compensation plans.	We are providing substantial disclosure in the proxy detailing our response to the COVID-19 pandemic. This information describes Hubbell's COVID-19 related programs for the health and welfare of our employees as well as cost management and compensation actions taken to sustain the organization. See pages 6 and 39.

Compensation Changes In 2020

We modified the mix of equity incentive grants to have a greater weight towards performance.

Component	Previous Weighting	Weighting
Performance Shares	40%	50%
Stock Appreciation Rights	30%	25%
Restricted Shares	30%	25%
Total Performance Oriented Awards	**70%**	**75%**

Performance Share Metrics

Performance is measured over a three-year period based on the following metrics:
- Sales growth
- Operating profit margin
- Trade working capital
- Total Shareholder Return (TSR)

REMINDER **We changed the timing of Long-Term Incentive grants in 2019.**

In 2019, Hubbell moved its annual equity grants from the 4th quarter of the calendar year into the 1st quarter of 2020, with the plan to issue its annual equity grants in the 1st quarter of each year going forward. This resulted in almost no equity grants in 2019 (other than a few mid-year promotions).

Why we made the change in 2019 and why we're continuing with Q1 timing:

- Align timing of pay for performance compensation delivery all to the first quarter.
- Maximize performance discussions with executives at same time of year.
- Aligns with market practice.

NEW **We carefully evaluated the impact of the COVID-19 pandemic on all compensation plans and programs.**

The COVID-19 pandemic had a significant impact on Hubbell's business in 2020. As we navigated through the pandemic, we carefully reviewed our compensation programs and design. The safety of our employees continues to be our top priority, and our overall response to the pandemic is described more fully on page 6.

NEW **Compensation actions to support business in 2020**

As a result of the uncertain environment at the beginning of the global pandemic, Hubbell undertook several key compensation actions, including the following in the second quarter or 2020:

- ✓ The Board of Directors waived its quarterly retainer payments for the second quarter.
- ✓ Senior executives took a 25% salary reduction in the second quarter.
- ✓ All other executives took a 15% salary reduction in the second quarter.
- ✓ Salaried employees took a two-week furlough during the second quarter.
- ✓ Various other discretionary cost reduction and cash preservation actions were taken.

In addition to these cost savings measures, Hubbell invested in the safety and well-being of our employees, through the implementation of increased safety protocols encouraging remote work wherever possible and instituting an Emergency Paid Leave program for its employees impacted by COVID-19. Hubbell also rewarded our front-line manufacturing and warehouse employees and supervisers with appreciation pay in the second quarter to recognize their hard work. See additional information about Hubbell's COVID-19 response on page **6**.

Impact on 2020 Compensation Plans

Hubbell carefully evaluated the impact of the pandemic on the Short and Long-Term incentive awards for 2020. Despite the impact the COVID-19 pandemic had on our business, our 2020 Short-Term Incentive Plan and Long-Term Incentive Plan for the performance period of 2018-2020 will continue to be based on the plan design and formula put in place at inception, with no changes to the plan or to targets. We believe this is reflective of a plan that is well-designed, balanced, and aligned with shareholder interests.

> **Despite the COVID-19 pandemic impact, our incentive plans for 2020 will pay out based on the plan design and formulas in place prior to the pandemic, with no changes to the plan or to targets.**

Planned Compensation Changes For 2021

As we move forward, Hubbell is making two critical changes to our compensation program for 2021. Both changes were reviewed with shareholders as a part of shareholder outreach in 2020.



Short-Term Incentive - Adding strategic objective element for CEO

Beginning with the 2021 plan year, we will add an element to the Short-Term Incentive Design for the CEO that will be based on achievements of the Company's strategic objectives. This element will represent 20% of the overall design, with the other 80% continuing to be comprised of the Company's enterprise performance on EPS and Free Cash Flow. All of these elements are fully described in the table on page 49. The addition of this element for the CEO design will support continued focus on critical priorities like ESG, inclusion and diversity, safety and acquisitions. This will also align the design for all NEOs to be based on 80% financial performance and 20% Strategic Initiatives.



Long-Term Incentive – Simplified program based on shareholder feedback

For 2021, we will maintain the weightings of our equity grant, as shown below, while simplifying the program and elevating the role of TSR.



For 2021, the payout scales for relative metrics will be aligned to a quartile payout approach, and absolute metrics will be set based on better than median peer performance and sequential improvement. This overall grant design continues to focus our NEOs on our strategic priorities of profitable growth balanced with operational effectiveness, while ensuring alignment with shareholder interests. This grant is described in more detail on page 53.

> **All changes to our compensation program were discussed in shareholder calls and informed by shareholder input.**

Our Compensation Program

Executive Compensation Objectives

Hubbell's compensation program is designed to achieve the following pay for performance objectives:

- Align executive pay to our company performance in order to drive our business strategy.
- Attract and retain key talent.
- Align interests of executives with our shareholders.
- Deliver competitive and fair compensation.



PERFORMANCE-BASED	INCENT LONG-TERM BUSINESS SUCCESS	ALIGN WITH SHAREHOLDERS	TIE TO KEY STRATEGIC PRIORITIES
See page 44	See page 53	See page 54	See page 55
82% of the annual target compensation opportunity for our CEO is performance-based (or "at risk").	Increased our weighting of performance-based awards from 70% to 75%, 50% delivered in performance shares, 25% delivered in stock appreciation rights.	Our performance stock awards include a measure on relative Total Shareholder Return, to align executives pay with shareholder interests.	The metrics for our performance stock awards are focused on our strategic priorities of profitable growth with operational effectiveness.

Our compensation decisions for 2020 were directly influenced by the 2020 operating results described above, our extensive shareholder outreach, and reflect our commitment to pay for performance compensation practices. We use the following objectives to guide our decisions:

ATTRACT, RETAIN, AND MOTIVATE	Attract, retain and motivate high-quality executive talent essential to our immediate and long-term success.
COMPETITIVE AND FAIR	Deliver target compensation to our executives that is competitive and fair as compared to our relevant external benchmarks.
PAY FOR PERFORMANCE	Align the interests of executives with our shareholders by ensuring our compensation program has a strong pay for performance orientation.

Compensation Governance Snapshot

The following are highlights of our compensation practices and decisions which exemplify our commitment to sound compensation governance and shareholders' interests.

What We Do	What We Don't Do
Pay for Performance. We closely align pay and performance by placing a significant portion of target total direct compensation to be at-risk.	**No Single Trigger on Change in Control Benefits.** Change in control benefits are provided only upon both a change in control and qualifying termination.
Robust Performance Goals. We establish clear and measurable goals and targets and hold our executives accountable for achieving specified targets to earn a payout under our incentive plans. Performance goals are linked to operating priorities designed to create long-term shareholder value.	**No Guaranteed Annual Salary Increases or Bonuses.** Annual salary increases are based on evaluations of individual performance and the competitive market. In addition, we do not provide guarantees on bonus payouts.
Independent Compensation Consultant. The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.	**No Consultant Conflicts.** The independent compensation consultant cannot provide any other services to Hubbell without the Compensation Committee's approval.
Annual Benchmarking. We review peer and market practice, and pay levels on an annual basis.	**No Hedging or Pledging.** We prohibit our executives, including our NEOs, from hedging or engaging in derivatives trading with respect to company stock.
Shareholder Engagement. Led by our Compensation Committee Chair, we conduct formal outreach with our investors to discuss our compensation programs, the COVID-19 pandemic, ESG, and other issues.	**No Excessive Perks.** The only perquisites provided are financial and tax planning and limited use of the corporate aircraft subject to Board oversight.
Strong Governance. We have a robust stock ownership policy, a strong clawback policy, and our Short-Term Incentive plans include the option for only negative discretion by the Compensation Committee regarding award amounts paid.	**No Tax Gross Ups.** We do not provide tax "gross ups" for severance, perquisites, or any other benefits provided to our executives, including the NEOs.
	No Excessive Supplemental Retirement Plans. We have frozen our supplemental executive retirement plan and only provide new benefits under qualified retirement plans that are made available generally to employees and non-qualified plans that are made available to certain executives.
	No Repricing or Cash Buyouts. We prohibit the repricing or buyout of options and SARs without shareholder approval.
	No Employment Agreement with CEO or Executive Chairman. Mr. Bakker, our CEO, and Mr. Nord, our Executive Chairman, do not have and have never had an employment agreement with the Company.

CEO Pay vs. Realized Pay vs. Company Performance

The Summary Compensation Table on page 62 provides annual compensation for our NEOs in accordance with the Securities and Exchange Commission ("SEC") regulations. These regulations provide that the Long-Term Incentive awards be presented as their grant date value according to accounting rules. While this view of grant-date pay can be helpful to compare target pay across companies, it does not provide an accurate assessment of actual value delivered to NEOs based on Company performance.

Therefore, in order to better assess the relationship between pay and performance, the Compensation Committee reviews Hubbell's NEOs' realized compensation and performance, as well as realized compensation and performance relative to our Peer Group. The following table provides descriptions of both Summary Compensation Table pay and realized compensation.

Pay Summary	Description
Summary Compensation Table (SCT)	**SEC mandated disclosure** Compensation awarded in the reporting year, as well as value estimates for other types of compensation. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service. Long-Term Incentive awards reflect grant-date fair value of restricted shares, stock appreciation rights, and performance shares.
Realized Compensation	**Used to measure impact of performance on pay** Compensation earned during the reporting year, including the actual results of performance-based LTI, plus compensation awarded prior to the reporting year that remains dependent on Company performance. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service (consistent with the SCT). Long-Term Incentive awards reflect the value of restricted shares that vested during the period, performance awards paid out during the period, the value of stock appreciation rights exercised during the period, and changes in the value of unvested restricted shares and stock appreciation rights based on changes in stock price during the period.

▍ Hubbell's CEO Pay is aligned with performance.

The graph below identifies for Hubbell and our 2020 Peer Companies (as described on page 46) the relationship between CEO pay rank and relative return to shareholders. Each blue dot represents a company in the Peer Group, and the two yellow dots represent Hubbell in 2019 and 2020. Companies within the shaded areas have ideal pay for performance relationships and show that the compensation realized by the CEO is directly aligned with company performance.

1-YEAR CEO REAL COMPENSATION PERCENTILE VS. TOTAL SHAREHOLDER PERCENTILE[1]



(1) For 2019, CEO pay is the full year realized compensation of Mr. Nord. In light of the CEO succession in 2020, CEO pay for 2020 represents the addition of Mr. Nord's full year realized compensation weighted at 75%, plus Mr. Bakker's full year realized compensation weighted at 25%.

Elements of Compensation

Hubbell's compensation program puts the majority of pay at risk dependent on Hubbell's performance.



| CEO | 18% | 20% | 62% |

Hubbell

| OTHER NEOs | 28% | 22% | 50% |

■ Base Salary   ■ Annual Cash Incentive Target   ■ Long-term Equity Incentive Target

Above chart represents CEO Compensation as of Dec 31, 2020 (Mr. Bakker), compared to the other NEOs. As Mr. Bakker continues his tenure as the CEO, it is the Compensation Committee's intention to provide increases, commensurate with performance and peers/market, primarily in incentive based pay focused on long-term elements.

Our pay for performance compensation philosophy is intended to reward our executives for their contributions toward achievement of the Company's business strategy and goals. To achieve our compensation objectives, the Company provides its executives with a total direct compensation package consisting of fixed and variable compensation elements that provide executives with income that is reflective of competitive benchmarks and enhances the Company's ability to attract and retain high quality management talent. Our compensation objectives and business strategy drive how our Compensation Committee designs the elements of our compensation program, as outlined in the following table.

	What?	When?	How?	Link to Strategy and Performance
Base Salary	Fixed Cash	Annual	Reviewed annually for potential adjustment based on factors such as market competitiveness, individual performance and scope of responsibility.	A competitive cash compensation that attracts high caliber executives to lead our Company.
Short-term Incentive	Variable Cash	Annual	Based on achievements with respect to the Company's financial goals and individual performance against the Company's strategic objectives.	Designed to motivate our executives to attain short-term performance goals that are linked to our long-term financial and strategic performance objectives.
Long-term Incentive **50% Performance Shares**	Variable Equity	3-year period	Performance metrics: sales growth, operating profit margin, and trade working capital. All performance results can be either enhanced or lessened by the Company's TSR.	Aligns executives' interests with achieving critical long-term financial goals of the Company. Further aligns executives with shareholder interests through share price appreciation.
25% Stock Appreciation Rights (SARs)	Variable Equity	3-year period, ratable	Award that provides value based on the appreciation in value between the stock price on the date of grant and the date of exercise.	Aligns executives with shareholders through the appreciation of value based on stock price performance.
25% Restricted Shares	Variable Equity	3-year period, cliff	Represents a grant of shares of Hubbell's Common Stock that vest after a three-year period.	Promotes the retention of key executives.

The Compensation Committee reviews a number of factors when establishing target total compensation for executives including, but not limited to, market data, tenure in position, experience, performance and internal pay equity.

Roles for Designing and Delivering Compensation

Hubbell has a clearly defined process and roles in making decisions about compensation over the course of each year.

Role	Process
Compensation Committee	Oversees programs and has ultimate responsibility
Independent Compensation Consultant	Provides market data, insight, and support to the Compensation Committee
CEO and Management	Provides data and limited input to the Compensation Committee
Shareholders	Feedback drives our program

Process and Timeline for Designing and Delivering Compensation

The Compensation Committee follows a robust process to determine compensation values and program design that is informed by Peer Group and market data and supported by the review and advice of an independent compensation consultant.

Over the course of four planned Compensation Committee meetings each year, consistent Compensation Committee agendas ensure thorough review of compensation design and levels for our NEOs. In addition to the planned meetings set forth below, the Compensation Committee also may schedule additional meetings throughout the year on any of the subjects set forth below.

FEBRUARY
- Approval of base pay changes, STI targets and LTI grant values. **LTI grants moved to February beginning in 2020 (previously had been granted in Q4 of each year).**
- Finalization of performance share payouts for the three-year performance period ending the previous December.
- Performance goals for the long-term and short-term programs are approved.
- Tally Sheets[1] for all executive officers are reviewed.

JUNE
- Executive compensation design trends and regulatory review.
- Pay for performance and realized compensation analysis for prior year and three-year periods.
- Review of Peer Group.

SEPTEMBER
- Executive compensation benchmarking review, relative to the Peer Group and general market.
- Review/discuss any program design changes for upcoming year.
- Performance review of current short- and long-term performance grants.

DECEMBER
- Initial review of individual executive compensation changes for upcoming year.
- Review/discuss any program design changes for upcoming year.
- Performance review of current short- and long-term performance grants.

(1) *Tally Sheets identify and value each element of compensation, including base salary, short-term and long-term incentive awards, pension benefits, deferred compensation, perquisites, potential change in control and severance benefits and provide an aggregate sum for each executive.*

Role of the Compensation Committee and the Independent Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of executive compensation. The Compensation Committee relies on advice and data provided by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the Compensation Committee to assist in its determination of the appropriate amount of total direct compensation for the NEOs. Exequity does not advise the management of the Company and receives no compensation from the Company for services other than as directed by the Compensation Committee and the NCGC for which it provides guidance on independent Director compensation. See the "Director Compensation" section on page 31. Although the Compensation Committee considers recommendations made by the CEO with respect to executive compensation, the Compensation Committee is solely responsible for determining all executive compensation decisions.

The Compensation Committee discusses its compensation philosophy with Exequity and expects Exequity to present options for award practices and provide context for any proposals, but otherwise does not impose any specific limitations or constraints on or direct the manner in which Exequity performs its advisory services. As advisor to the Compensation Committee, Exequity reviews the total compensation strategy and pay levels for the Company's NEOs, examines all aspects of the Company's executive compensation programs to ensure their ongoing support of the Company's business strategy and objectives, informs the Compensation Committee of developing legal and regulatory considerations affecting executive compensation and benefit programs and provides general advice to the Compensation Committee with respect to all compensation decisions pertaining to the CEO and to all officer compensation recommendations submitted by management.

The Compensation Committee has assessed the independence of Exequity and concluded that no conflict of interest currently exists or existed in 2020 that would prevent Exequity from providing independent advice to the Compensation Committee regarding executive compensation matters. In making this determination, the Compensation Committee considered, among other things, the following factors: (1) Exequity did not provide any non-compensation-related services (and did not receive any fees for any non-compensation-related services); (2) compliance with Exequity's conflict of interest policies; (3) there are no other business or personal relationships between Company management or members of the Compensation Committee and any representatives of Exequity who provide services to the Company; and (4) neither Exequity nor any representatives of Exequity who provide services to the Company own any Common Stock or other securities of the Company.

Compensation Peer Group

The Compensation Committee assesses each element of executive total compensation against the median compensation levels paid to executives in comparable positions in similar industries. The Compensation Committee reviewed benchmark data from two sources - the Peer Group and the General Industry data as described below. For cash compensation for 2020, set prior to the start of 2020, the Compensation Committee reviewed 2019 benchmarking data. The table below reflects the 2019 Peer Group used to determine pay levels for 2020.



Industry Affiliation

Companies in the Peer Group are manufacturing or distribution companies in the electrical space.



Similar Size

Companies in the Peer Group are between 1.5 and 3X the revenue size of Hubbell, with Hubbell at the 50th percentile of revenue.



Competitors for Talent

Companies in the Peer Group are ones we would consider as competing for the critical sales, engineering and other functional talent that drives our business.

Acuity Brands, Inc.	Donaldson Company, Inc.	IDEX Corporation	Sensata Technologies Holding plc
AGCO Corporation	Dover Corporation	ITT Inc.	Snap-on Incorporated
AMETEK, Inc.	EnerSys	Lincoln Electric Holdings, Inc.	WESCO International, Inc.
Carlisle Companies Incorporated	Fastenal Company	Regal-Beloit Corp.	Woodward, Inc.
Crane Co.	Fortive Corporation	Rockwell Automation, Inc.	Xylem, Inc.
Curtiss-Wright Corporation	Fortune Brands Home & Security, Inc.	Roper Technologies, Inc.	

General Industry Data

As a secondary reference, the Compensation Committee also benchmarked pay for Hubbell executives to General Industry data. The General Industry data reflects the norms among all the companies that participate in Aon Hewitt's 2019 Total Compensation Database, excluding companies that operate within the financial services, retail, utility, hospital and hospitality sectors. General Industry data is size-adjusted to reflect pay practices at companies of Hubbell's size. In its review of the benchmark companies, the Compensation Committee focused on 50th percentile practices.

2020 Compensation Results

> ▊ **The Committee targets the 50th percentile of the Peer Group data for compensation elements.**

Base Salary

Base salary is the principal fixed component of total direct compensation paid to the NEOs. Salaries are determined by reference to prevailing market pay rates, scope of job responsibility and incumbent performance considerations. The Company intends its base salary expenditures to be consistent with those incurred by similarly positioned companies elsewhere, so the Compensation Committee expects base salaries to approximate the 50th percentile of the benchmark community practices. Annually, the Compensation Committee reviews and approves increases as appropriate for the NEOs to ensure their base salaries remain close to market-representative pay levels.

In accordance with Hubbell's executive succession plan effective as of October 1, 2020, Mr. Nord stepped down as CEO and transitioned to his new role as Executive Chairman and Mr. Nord's base salary was therefore adjusted to $735,000. Effective as of October 1, 2020, Mr. Bakker became President and CEO of Hubbell. Mr. Bakker's base salary was increased to $972,500 at that time in connection with his promotion and expanded responsibilities.

Each of the NEOs (and all senior executives) received a 25% reduction in their base salary for the second quarter of 2020 in connection with Hubbell's response to the COVID-19 pandemic. Additional information regarding the Company's COVID-19 pandemic response is set forth on page 39.

Short-Term Incentive Compensation

> ▊ **Hubbell's Short-Term Incentive Program drives our most critical annual financial metrics, Earnings Per Share and Cash Flow.**

Hubbell's Short-Term Incentive (STI) program provides benefits under its Incentive Compensation Plan, which is similar to the design of executive short-term incentive award plans that are common at other companies in the general manufacturing environment. Maintaining an STI program that typifies those used elsewhere enhances the appeal of the Company's compensation program generally and strengthens the Company's ability to attract and retain high quality executive talent. Depending on performance in relation to the goals, earned awards can range in size from 0% to 200% of the NEO's STI target. However, if performance falls below a minimally acceptable threshold, as described below, then no STI award is payable at all. Actual STI awards are only paid to the extent the Company achieves certain performance goals established by the Compensation Committee at the beginning of each year, but the Compensation Committee may use its discretion as to the actual amount of the STI award paid.

The elements of the 2020 STI program are:

- STI target payout percentage for the NEOs is set at the 50th percentile of benchmark practices.
- 100% of STI compensation for the CEO in 2020 is based on the financial performance of the enterprise, while the STI mix for the other NEOs is 80% financial performance, and 20% their individual contributions to Hubbell's strategic objectives.
- Challenging financial goals are set consistent with the Compensation Committee's view of strong business performance, as communicated to investors.
- Hubbell's Plan documents set out a cap on payouts and provide for the Compensation Committee to use negative, but not positive, discretion for all payouts.

- Payouts for threshold performance are 50% of target, and payouts are capped at 200% of target for maximum performance. No payout is provided if threshold performance is below 50% of target. Payouts are limited to no more than $5 million per person per year.
- Metrics are evaluated annually and are reviewed to ensure they drive business performance and complement, but do not overlap with, the metrics in the long-term incentive program.
- Payouts are delivered as cash, subject to applicable tax withholding.

Annual Short-Term Incentive Targets

The Compensation Committee approves annual STI targets based on Peer Group data review. STI targets are expressed as a percentage of base salary, and if targets are changed during the course of the year, the full year target is pro-rated to reflect pre- and post-change periods. Below are the 2020 Targets for each NEO. STI Targets are generally multiplied by the NEO salary in effect on December 31st of the plan year to calculate the dollar value of the STI target. For Mr. Nord, his salary will represent a blend of his salary based on his time in both the CEO and Executive Chairman roles in 2020.

NEO	Annual Bonus Target/2020 Pro-ration (if applicable)	Comment
Gerben W. Bakker	110%/103%	Target Payout changed from 100% to 110% when promoted to CEO role effective October 1, 2020.
David G. Nord	125%	Because Mr. Nord retired as CEO and continued his employment in his role of Executive Chairman as of October 1st, his STI target will be applied to his blended salary over 2020: 9 months of his salary while CEO *plus* 3 months of his salary as Executive Chairman.
William R. Sperry	90%	
Allan J. Connolly	75%	
Stephen M. Mais	65%	
Rodd R. Ruland	75%	

STI Design and Metrics

Hubbell's STI program is designed to drive performance on our most critical annual objectives.

DESIGN



| CEO | 65% Earnings Per Share | 35% Free Cash Flow |
| OTHER NEOs | 80% Financial Metrics | 20% Individual / Strategic |

METRICS

The following table outlines the metrics and measurements in Hubbell's STI design.

Metric	Level Measured	How is it calculated?	Why is it included in the STI Program?
Earnings Per Share (EPS)	Enterprise	Net income divided by outstanding shares of Common Stock.	Affects TSR most directly and is the most critical metric of growth.
Operating Profit (OP)	Business Segment	Segment level net sales less cost of goods sold and selling and administrative expenses.	The most comprehensive metric of business segment performance; represents the direct impact of the leader on the business.
Free Cash Flow (FCF)	Enterprise	Defined as cash flow from operations less capital expenditures.	Demonstrates management's ability to generate cash for the business for on-going operations and future investments.
Operating Cash Flow (OCF)	Business Segment	Defined as net cash from operating activities.	Demonstrates leaders' ability to manage on-going operations in a positive manner, generating cash for the enterprise.
Strategic Objectives	Individual	Compensation Committee evaluation (with CEO input) for the other NEOs' individual impact on Hubbell's strategic objectives.	Strategic objectives prioritize the most critical short-term and long-term actions for the business in order to deliver shareholder value.

See additional details on each NEO's STI calculation on page **50**.

NEW Additional Strategic Objectives Element For CEO

Beginning with the 2021 plan year, we will add an element to the STI Design for the CEO that will represent achievements on the Company's strategic objectives. This element will represent 20% of the overall design, with the other 80% continuing to be comprised of the enterprise performance on Earnings Per Share and Free Cash Flow. The addition of this element for the CEO STI design will support continued focus on critical priorities like ESG, safety, acquisitions, inclusion and diversity. This will also align the STI design for all NEOs to be based on 80% financial performance and 20% strategic initiatives.

STI Calculations

Per the elements described above, each NEO has a slightly different calculation methodology for his payout. The below graphic outlines the calculations.

Step 1 - Determine the STI Target



Step 2 - Multiply the STI Target by STI Payout Factors

❙ Mr. Gerben W. Bakker



Mr. Bakker was appointed President and Chief Executive Officer effective October 1, 2020. For 2020, Mr. Bakker's STI payout is based on (i) 80% enterprise financial results and 20% strategic objectives for the period of time he served as President and Chief Operating Officer and (ii) 100% enterprise financial results beginning on October 1, 2020. See additional details in the 2020 Compensation Results section on page 47.

❙ Mr. David G. Nord



Mr. Nord's STI payout is based 100% on enterprise results as described in the 2020 Compensation Results section on page 47. Mr. Nord's STI target is calculated by multiplying his target of 125% times his blended salary between his Chief Executive Officer and Executive Chairman roles, as shown in the table on page 48.

❙ Mr. William R. Sperry and Mr. Stephen M. Mais



The STI payout factors for Messrs. Sperry and Mais are based 80% on enterprise financial results and 20% on results from their individual contributions to our strategic objectives.

❙ Mr. Allan J. Connolly and Mr. Rodd R. Ruland



The STI payout factors for Messrs. Connolly and Ruland are based 40% on enterprise financial results, 40% on business level results and 20% on results from their individual contributions to our strategic objectives.

Enterprise and Business Level Measures

Payout factors begin at 50% of target (for threshold performance) and are capped at 200% of target (for maximum performance). No payout is provided below threshold performance and the Compensation Committee may not approve a payout factor of greater than 200%. The table below outlines the targets that were approved by the Compensation Committee for the enterprise metrics in February 2020.

Enterprise Metrics	Threshold	Target	Max
Earnings Per Share (65% weighting)	$ 6.90	$ 7.67	$ 8.44
Payout Factor	50%	100%	200%
Free Cash Flow (35% weighting)	$ 412M	$ 515M	$ 618M
Payout Factor	50%	100%	200%

In addition to the enterprise measures above, which are a part of the STI Design for all NEOs, NEOs who are responsible for business segments within the enterprise are also measured on the financial performance of their segments. In the segments, financial performance is measured through Operating Profit and Operating Cash Flow.

Strategic Objective Measures

For all the NEOs except the Executive Chairman, a portion of their 2020 STI award is based on the performance of Hubbell's strategic objectives. Strategic objectives are set at the beginning of each year in the categories listed below. At the end of the annual performance period, the Compensation Committee, with input from management, evaluates the enterprise performance on these objectives, and assigns a payout factor for this portion (20%) of the NEO's overall STI payout. Payout factors can range from 0-200%. The objectives that were set for 2020 are outlined below.

SERVE OUR CUSTOMERS	**OPERATE WITH DISCIPLINE**	**GROW THE ENTERPRISE**	**DEVELOP OUR PEOPLE**
We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.	We implement industry leading processes to ensure a productive, safe and compliant organization, and maximize our footprint for operational efficiency.	We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.	We recruit, hire and develop talent that meets and anticipates the ever-changing needs of our enterprise, while fostering an inclusive and diverse workplace.

2020 Performance Results and Payout

Enterprise Level Measures

For 2020, reported EPS was $6.43, which the Compensation Committee then adjusted for predetermined discrete items not considered in determining the performance versus target, including unplanned restructuring and related expenses, and a one-time item associated with pension settlement accounting. As the final EPS fell below threshold, there will be no portion of the incentive award paid out based on EPS. Conversely, in the COVID-19 pandemic environment, Hubbell focused on cash management and cash preservation, resulting in an above target payout on the Free Cash Flow element.

Metric	Target	Performance vs. Target	Payout %
Earnings Per Share	$ 7.67	87%	0%
Free Cash Flow	$ 515M	110%	150%
Blended Payout for Enterprise Financial Metrics			**53%**

Business Level Measures

Two of our NEOs had a portion of their STI based on the performance of our business segments. Mr. Connolly leads the Hubbell Utility Solutions segment, and Mr. Ruland led the Construction and Energy business group within the Electrical Solutions Segment. Therefore, the OP and OCF performance of such applicable business segment is a portion of their overall STI payout.

Utility Solutions

Metric	Target	Perf vs. Target	Payout %
Operating Profit	108% (% vs. PY)	99%	98%
Operating Cash Flow	114% (% of OP)	107%	134%
Blended Payout for Business Level Financial Metrics			**110%**

Construction & Energy

Metric	Target	Perf vs. Target	Payout %
Operating Profit	110% (% vs. PY)	82%	55%
Operating Cash Flow	117% (% of OP)	99%	96%
Blended Payout for Business Level Financial Metrics			**70%**

Strategic Objective Measures

At the end of the performance period, the enterprise performance on the strategic objectives for 2020 was evaluated to determine the payout percentage for the portion of the short-term incentive (20% for the NEOs, except the Executive Chairman, whose design was historically 100% based on financial metrics). Over the course of 2020, the Company made progress against all the strategic objectives as outlined below.

Strategic Objective	Achievements
Serve our Customers	• Expanded Hubbell's digital commerce capabilities. • Unified top customer sales talent under new enterprise-wide sales leader.
Operate with Discipline	• Improved safety metrics across the enterprise. • Significant progress on product (SKU) rationalization.
Grow the Enterprise	• Four acquisitions over the course of 2020, continued pipeline development. • Enterprise approach to innovation and NPD led by newly hired Chief Technology Officer.
Develop our People	• Executed on a multi-year Inclusion and Diversity strategy, increased training of employees. • Ongoing progress on employee development plans and training. Successfully executed CEO succession of an internal and long-tenured Hubbell employee.

2020 Focus Area	Achievements
COVID-19 Response	• Effectively navigated the COVID-19 pandemic by focusing on employee safety & protocols, strengthening employee resources and support, driving cost management and business resiliency, and ensuring community support & impact. This is described more fully on page 6.

In considering the achievements above, as well as the significant effort put forth to effectively guide the Company through the unprecedented challenges of the COVID-19 pandemic, the Compensation Committee approved a 175% payout for the NEOs for the Strategic Objectives portion of their STI.

Short-Term Incentive Payout

The following table shows the STI award earned by each of the NEOs applying the composite payout percentages achieved on their individual performance measures to each of their STI Targets. Their 2020 STI Award is reflected below and in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 62.

	Performance Measures/Results					STI Target ($)		STI Award ($)
	EPS and Free Cash Flow (Enterprise Level)	Operating Profit and Operating Cash Flow (Business Level)	Strategic Objectives (Individual)	Total Composite Payout	✖		＝	
Gerben W. Bakker	53%	—	175%	71%[1]		996,813		703,400
David G. Nord	53%	—	—	53%		1,214,531		643,700
William R. Sperry	53%	—	175%	77%		594,000		457,400
Allan J. Connolly	53%	110%	175%	100%		438,800		438,800
Stephen M. Mais	53%	—	175%	77%		292,500		225,200
Rodd R. Ruland	53%	70%	175%	84%		431,250		362,300

(1) The total composite payout for 2020 for Mr. Bakker is based on 80% enterprise financial results and 20% strategic objectives for his previous role as President and Chief Operating Officer and 100% enterprise financial results beginning on October 1, 2020.

Long-Term Incentive (LTI) Compensation

Hubbell maintains a Long-Term Incentive plan that extends to its top talent the opportunity to earn rewards in the form of Company Common Stock pursuant to the Company's Amended and Restated 2005 Incentive Award Plan (as amended and in effect, the "Equity Plan"). The Equity Plan is designed to:

- Generate growth in the Company's share price by rewarding activity that enhances enterprise value.
- Ensure long-term rewards are commensurate with performance.
- Facilitate the accumulation of shares by leadership, ensuring greater alignment with shareholders.
- Motivate, retain and reward the NEOs.

Changes made to 2020 LTI program based on Shareholder feedback:

✅ Increased weight of performance shares from 40% to 50%.

✅ Increased overall weight of performance equity from 70% to 75%.

✅ Enhanced TSR Modifier.



The above design of the long-term incentive award program reflects a strong performance-based orientation as demonstrated by the following:

- 75% of the overall award mix is performance-based, enhancing the connection between long-term achievements and awards.
- Focused on critical performance metrics: relative sales growth, operating profit margin, trade working capital, modified by relative Total Shareholder Return.
- Vesting period for performance shares is three years and vesting period for restricted stock is generally three years except in limited instances (not applicable to our CEO) for retention purposes during a succession year or for talent acquisition purposes.


This encourages a long-term view and promotes executive retention


The value of long-term incentive awards granted to executives each year is based on several factors, including external practices, the Company's financial performance in the short-term and long-term, the value of awards granted in prior years, succession considerations and individual performance.

> **Our LTI program includes financial metrics aligned with our business strategy and that are most closely correlated with shareholder return within our Peer Group.**

REMINDER LTI Grant Timing: Changed in 2020

The Compensation Committee awards long-term Incentive grants annually, with a limited number of grants issued mid-year for newly hired or promoted executives. In 2020, the Compensation Committee moved the long-term Incentive award grant timing to the 1st quarter of each year. **This change was to align all of Hubbell's compensation discussions with its executives to the first quarter of the calendar year, and therefore maximize our pay for performance approach.** Other compensation changes (salary changes and short-term incentive bonuses) have historically been delivered in the first quarter.

The impact of this change is that for 2019, an annual equity grant did not occur (except for a few mid-year promotions). The equity grants that would have been historically delivered in December 2019 were instead delivered in February 2020.

In reviewing the Summary Compensation Table on page 62, the year over year comparison between 2018 (annual equity grant delivered in December 2018), 2019 (no annual equity grant due to the timing shift as described above), and 2020 (annual equity grant delivered in February), it will appear that pay levels were significantly reduced in 2019, and significantly increased in 2020; however, the change is merely a result of the timing shift of the equity awards.

> **Our LTI Grants are now delivered in the 1st quarter of each year, consistent with all other pay for performance compensation elements.**

Performance Share Awards

Our performance share program continues to evolve in response to our shareholders' feedback and to ensure alignment with our business strategy. The below table outlines the outstanding performance awards granted to our NEOs.

Grant Date	Performance Period	Program Metrics	Status	See Page(s)
Feb. 2021	2021 – 2023	Relative Sales Growth, Operating Profit Margin, Relative TSR	Pending end of performance period	55
Feb. 2020	2020 – 2022	Relative Sales Growth, Operating Profit Margin, Trade Working Capital % of Sales, Relative TSR Modifier	Pending end of performance period	56-57
Dec. 2018	2019 – 2021	Same as above (targets evaluated for each performance period per the below)	Pending end of performance period	56-57
Dec. 2017	2018 – 2020	Sales Growth/Net Income Margin Relative TSR	Performance period complete. Pending finalization of performance results	57-58

In all cases, the actual number of performance shares earned by each NEO will be determined at the end of the three-year period based on Company performance as measured by the performance metrics and targets set out at the time of the grant, all of which are described in the following pages.

> **For all relative measures in the Performance Share Program, Hubbell uses the S&P Capital Goods 900 Index which provides the most applicable and direct comparison to Hubbell's business than any other index.**

Performance Share Grant Design (2018 and 2020 Grants)

Performance Share Grants made in December 2018 and February 2020 are composed of three equally weighted metrics: Relative Sales Growth, Operating Profit Margin and Trade Working Capital as a Percentage of Sales. All three metrics are further modified by Relative Total Shareholder Return. The following table details the metrics and calculation methodology, and why they are important to the business.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	1/3rd	Hubbell's Compounded Annual Growth rate as compared to the companies that comprise the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Operating Profit Margin	1/3rd	Operating income divided by net sales, as compared to a target set at the beginning of the performance period.	Focuses NEOs on improving pricing, productivity, and costs while executing operational objectives including footprint optimization and SKU rationalization.
Trade Working Capital as a % of Sales	1/3rd	Accounts receivable plus inventory minus accounts payable, the result of which is divided by net sales, as compared to a target set at the beginning of the performance period.	Provides focus on activities that improve operational effectiveness and cash generation, specifically inventory management and accounts payable/ receivable.
Relative TSR	Modifier	Total Shareholder Return (average of the last 20 trading days of the performance period as compared to the average of the first 20 trading days of the performance period, with dividends reinvested as shares), as compared to the companies that comprise the S&P Capital Goods 900 Index.	Ensures pay is aligned to shareholder interests.

Performance Share Grant Targets (2018 and 2020 Grants)

For the metrics described above, absolute targets are evaluated for each performance period to ensure that the program is designed to deliver continued improvement in the metrics. Relative targets encourage improvement by delivering greater payout for the highest percentile ranking. The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance.

RELATIVE SALES GROWTH		
	Target	**Payout**
Max	> 80th percentile	200%
Target	50th percentile	100%
Threshold	35th percentile	50%
No Payout	< 35th percentile	0%

OPERATING PROFIT MARGIN		
	Target	
	2020 - 2022	**2019 - 2021**	**Payout**
Max	16%	15.5%	200%
Target	14.5%	14%	100%
Threshold	13%	12.5%	50%
No Payout	< 13%	< 12.5%	0%

TRADE WORKING CAPITAL (as % of sales)		
	Target	
	2020 - 2022	**2019 - 2021**	**Payout**
Max	18.5%	19%	200%
Target	19%	19.5%	100%
Threshold	20%	20.5%	50%
No Payout	> 20%	> 20.5%	0%

TSR MODIFIER			
	Target		
Relative TSR Percentile	**2020 – 2022**	**Relative TSR Percentile**	**2019 – 2021**
= or > 75th	X 150%	> 80th	X 120%
25th - 75th	X 100%	20th - 80th	X 100%
< or = 25th	X 50%	< 20th	X 80%

No performance shares will be earned for a metric if performance falls below the noted threshold. If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage of performance shares earned will be determined by linear interpolation.

Performance Share Grant Design (2017 Grant)

Prior to the re-design of the LTI program for the December 2018 grant, Hubbell's Performance Share Program was based on Total Shareholder Return and Relative Sales Growth, modified by Net Income Margin, as outlined below.

2018-2020 Performance Share Grant Targets

Performance Measures	Weight		Performance Range	Payout
Total Shareholder Return (TSR)	50%	S&P Capital Goods 900 Index	> 80th percentile of Index	200%
			At 50th percentile of Index	100%
Relative Sales Growth[1]	50%		At 35th percentile of Index	50%
			< 35th percentile of Index	0%

(1) *Relative Sales Growth is measured using the Company's sales growth, which is then modified by the Company's cumulative net income margin performance over the three year performance period, as compared to the net income target set by the Company at the beginning of the period, utilizing the following schedule:*

	Margin Target	Payout
	10.0%	125%
Net Income Margin Modifier	9.0%	100%
	8.0%	75%
	<8.0%	0%

The number of performance shares eligible to be earned under this grant was based equally on the Company's relative TSR and Sales Growth performance compared to other companies in the Standard & Poor's Capital Goods 900 Index ("S&P 900 Index") measured over a three year period. Specifically, the S&P 900 Index performs most similarly to Hubbell in terms of stock price movement and volatility thereby dampening the effect of macroeconomic factors that play a lesser role in determining relative performance. Therefore, the performance shares only provide compensation to the extent of the Company's performance, linking the NEOs' incentives to shareholder interests and returns.

Performance Share Grant Payout (2017 Grant)

The performance period for the Performance Share grant made in December 2017 ended on December 31, 2020. The table below outlines the actual performance of the metrics within the program, and the associated payouts.

Metric	Weight	Target for 100% Payout	Actual Performance	Payout	FINAL PAYOUT
Relative TSR	50%	50th percentile	46th percentile	87%	87%
Projected Relative Sales Growth[1]		50th percentile	70th percentile	166%	133%
Net Income Margin (modifier)	50%	9.00%	8.20%	80%	
BLENDED PAYOUT ACROSS PERFORMANCE SHARES					**110%**

(1) *The calculation of the relative sales growth measure is dependent upon public availability of financial results from our peer companies. Due to the timing of the availability of this information, the Compensation Committee cannot determine the level of achievement of the performance criteria until a sufficient number of S&P 900 Index companies report their earnings for the year ended December 31, 2020. As a result, the actual payout results for the 2018-2020 performance share award grants based on Relative Sales Growth will not be determined until March 2021 and such payouts will not be approved by the Compensation Committee until April 2021 after the filing of this Proxy Statement. The above projections reflect the results available as of March 22, 2021, including consensus estimates for sales growth for the Peer Group. Shareholders are cautioned, however, that the information that follows is preliminary in nature, is subject to change based on the actual reported results of the S&P 900 Index companies and has not been approved by the Compensation Committee.*

Impact to Shares Received — TSR

NEO	Target Shares (Dec 2017)	Final Shares (Feb 2021)
Gerben W. Bakker	1,314	1,143
David G. Nord	7,218	6,279
William R. Sperry	2,015	1,753
Stephen M. Mais	876	762
Rodd R. Ruland	1,226	1,066

Stock Appreciation Rights (SARs)

A SAR gives the holder the right to receive, once vested, the value in shares of the Company's Common Stock equal to the positive difference between the base price and the market value of a share of Common Stock upon exercise. Generally, SARs vest in three equal installments on each of the first three anniversaries of the grant date. The base price pursuant to which the value of the SARs granted in 2020 is measured is the mean between the high and low trading prices of the Company's Common Stock as reported on the NYSE on the trading day immediately preceding the date of grant (i.e. for the February 13, 2020 grants, February 12, 2020 - $149.49). For future grants, the base price will equal the mean between the high and low trading prices of our Common Stock as reported on the NYSE on the trading day immediately preceding the date of grant. The Company uses this measure for two reasons: first, using the trading prices from the day before the grant enables the Compensation Committee to know the exact grant price and therefore the exact value of each grant before it is made; and second, because of the relatively low volume at which the Company's stock trades, it suggests that the mean represents a more accurate picture of the fair market value of the stock than does the closing price. For purposes of determining individual award levels, the number of shares subject to each SAR is formulated on the basis of a modified Black-Scholes calculation. See the section entitled "Equity Award Plan Vesting Provisions" on page 65 for additional information on the terms of these awards.

Time Based Restricted Stock and Performance Based Restricted Stock

Time based restricted stock provides incentives for executives to remain employed by the Company and to create and maintain value for shareholders because the value of a restricted share depends on the executive's continued employment and the value of the Company's stock on the vesting date. Restricted share awards are granted in shares of the Company's Common Stock and generally vest on the third-year anniversary of the grant date. Restricted Stock with a minimum performance criteria was previously provided to take advantage of tax deductibility favorability under the tax regulations in place prior to the Tax Cuts and Jobs Act (TCJA) enactment in late 2017. Performance based restricted stock ("PBRS") grants vest on the third-year anniversary of the grant date, if the performance criteria is met.

PBRS grants were provided to NEOs in 2017 and are earned if the Company's relative TSR performance over a three-year period ending December 31, 2020, is equal to or exceeds the 20th percentile as compared to the TSR of other companies in the S&P 900 Index who are classified as Capital Goods by the General Industry Classification System. See the section entitled "Equity Award Plan Vesting Provisions" on page 65 for further information on the terms of these awards. At the end of the performance period of December 31, 2020, the Company achieved the performance criteria, and the applicable NEOs earned the following shares of Common Stock of the Company representing their 2017 PBRS grant: Mr. Nord - 7,218, Mr. Bakker - 1,314, Mr. Sperry - 2,015, Mr. Mais - 876, and Mr. Ruland - 1,226.

Other Compensation Policies and Benefit Programs

Stock Ownership and Retention Policy

Hubbell has long encouraged stock ownership by its Directors, officers and senior employees to align their interests with the long-term interests of our stockholders.

The Company has a Stock Ownership and Retention Policy which is applicable to the NEOs, the other executive officers, senior level employees and the Directors. Regarding employees, the policy requires covered employees, consistent with their responsibilities to the shareholders of the Company, to hold a significant equity interest in the Company. The terms and conditions of the policy are annually reviewed by the Compensation Committee and Exequity to ensure consistency with current market practices and external benchmarks and alignment between the interests of the employees covered by the policy and the interests of the Company's shareholders.

The policy provides:

- Until a covered employee meets his or her ownership minimum, a covered employee must retain 100% of the net shares acquired pursuant to the exercise of a SAR and all other shares directly or indirectly acquired by such covered employee.
- Once the minimum share ownership level is satisfied, the covered employee is expected to continue to satisfy such requirement for so long as he or she is subject to the policy.
- Shares that count toward the minimum share ownership requirement include shares held directly and indirectly by the covered employee, including restricted stock granted under the Equity Plan, and in-the-money vested (but unexercised) SARs. Shares underlying unearned performance shares are not counted.

- Covered employees have approximately five years from the earliest date such employee is subject to the policy (in such applicable position) to achieve their minimum ownership requirement.

Accordingly, the policy expects employees to attain a minimum share ownership level equal to their base salary times a certain multiplier, as indicated in the below table. All NEOs are in compliance with the Stock Ownership and Retention Policy.

MINIMUM STOCK OWNERSHIP REQUIREMENT

5x	**4x**	**3x**
BASE SALARY	**BASE SALARY**	**BASE SALARY**
CEO	**COO**	**CFO,** **Segment Presidents,** **General Counsel,** **EVP,** **SVP**

The Stock Ownership and Retention Policy can be viewed on the Company's website at **www.hubbell.com**.

Compensation Recovery Policy (Clawback)

The Company has a Compensation Recovery Policy which provides that an executive, including a NEO, who is determined to have engaged in fraud or other gross misconduct which contributed in whole or in part to a restatement of the Company's financial results, may be subject to any one or more of the following disciplinary actions:

- Termination of employment
- Recovery of all or any portion of any performance-based cash or equity paid or vested during the previous three years that would otherwise not have been paid or vested based on the restated financial results
- Cancellation or forfeiture of any performance-based cash or equity awards not yet paid or vested or offset against future awards

The Compensation Committee annually reviews Hubbell's Compensation Recovery Policy and benchmarks the provisions with its independent compensation consultant, Exequity LLP. All actions taken under this policy will be determined by the Board of Directors in its sole discretion upon consultation with the Audit Committee and the NCGC.

Policy Prohibiting Hedging and Pledging

Our insider trading policy contains a strict policy against the hedging and pledging of our securities. Our officers, Directors, and certain employees designated by Hubbell's Vice President, General Counsel and Secretary who may have access to material, non-public information about Hubbell and its financial condition, as well as all persons living in such restricted persons' households and any entities directly or indirectly controlled by such restricted persons, are prohibited from (i) engaging in hedging, monetization transactions or similar arrangements involving our stock, including short sales, margin transactions, and buying put or call options, as well as derivatives such as swaps, forwards, and futures transactions, (ii) pledging our stock as collateral for a loan, credit, stop loss or any other limit orders placed with a broker, except pursuant to an approved 10b5-1 plan and (iii) purchasing our stock on margin or holding our securities in a margin account.

Employee Benefits

NEOs also receive employee health & welfare and retirement benefits that are generally available to all employees, as well as certain retirement benefits, limited perquisites (as detailed on page 60), severance and change in control protections. These additional benefits are similar to the types and amounts available to other senior executives of manufacturing companies as demonstrated in the benchmark data. The following table outlines the benefits plans available to the NEOs.

Plan	Description
Hubbell Health & Welfare Benefits	Cafeteria-style plans that provide medical, dental, prescription, life insurance, disability and the option to purchase other voluntary benefits.
Qualified Pension Plan	Defined Benefit plan providing annuity-option benefits at retirement or a lump sum within one year of separation of employment based on a pre-determined formula taking into account service and compensation. Plan was closed to new entrants in 2004, service accruals were frozen in February 2017 and compensation was frozen at the end of 2020.
Qualified 401(k) Plan	Defined Contribution Safe-Harbor plan providing for tax-deferred savings options to employees up to IRS guidelines. Plan provides for a 4% automatic contribution and a 50% match on the first 6% of employee contributions.
Non-Qualified Defined Benefit Restoration Plan	Restoration or excess benefit plan for Defined Benefits for employees with earnings in excess of IRS limits. Plan was closed to new entrants in 2004, service accruals were frozen in February 2017 and compensation accruals was frozen at the end of 2020.
Non-Qualified Defined Contribution Restoration Plan	Restoration or excess benefit plan for Defined Contribution for employees with earnings in excess of IRS limits. Plan provides for a 4% contribution for those earnings in excess of the limits, and for a restoration match for employees who also participate in the Executive Deferred Compensation Plan.
Executive Deferred Compensation Plan	Permits eligible executives to defer up to 50% of short-term incentive and 100% of their base salary.

Note that all of these plans are offered to NEOs on the same basis as all other eligible employees and executives.

Retirement Plans and Nonqualified Deferred Compensation Plans

Qualified Pension Plans

The Company maintains a defined benefit pension plan (the "DB Plan") and a defined contribution retirement plan (the "DC Plan") in which named executive officers participate along with the other employees of Hubbell.

Employees hired after December 31, 2003, are not eligible to participate in the DB Plan but may participate in the DC Plan. The Company closed the DB Plan to new employees after 2003 following its determination that it was no longer necessary in order to attract talent in the marketplace. Service credit under the DB Plan ceased effective February 28, 2017, and a subsequent freeze on eligible compensation was effective December 31, 2020.

The DC Plan provides that the Company will make a fully vested annual non-elective Company contribution of 4% of eligible earnings on behalf of all eligible participants, including the NEOs. Additionally, the Company makes a matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she contributes to the DC Plan, subject to Code limitations. All of the NEOs are participants in the DC Plan on the same terms as other employees in the Company.

Non-Qualified Supplemental Retirement Plans

Certain Senior Executives of the Company, including the NEOs, are eligible to participate in supplemental retirement plans including the Top Hat Restoration Plan ("DB Restoration Plan") and the Defined Contribution Restoration Plan ("DC Restoration Plan") which are available to DB Plan and DC Plan participants, respectively, with compensation in excess of Code limitations applicable to qualified plans, as well as the Supplemental Executive Retirement Plan ("Executive Plan") which was previously available to select senior executives of the Company, if eligible, and is now frozen to future accruals.

The DB Restoration Plan is an "excess benefit plan" under which participants in the DB Plan receive additional retirement benefits, calculated in the same manner as benefits are calculated under the DB Plan, but without regard to the applicable limits on compensation or benefit accruals required by the tax-qualified plan rules. Mr. Bakker and Mr. Mais are the only NEOs that participate in the DB Restoration Plan. As Mr. Mais does not participate in the DB Plan, the DB Restoration Plan offsets the value of his company provided DC contributions as of December 31, 2016. The DC Restoration Plan, also an "excess benefit plan," enables participants in the DC Plan to receive Company contributions equal to the additional contributions such employee would have received under the DC Plan, but for the compensation limits imposed by the tax-qualified plan rules.

The DB Restoration Plan, DC Restoration Plan and Executive Plan are intended to promote the retention of our eligible senior management employees by providing them with the opportunity to earn pension and retirement benefits which supplement the benefits available under the Company's tax-qualified retirement plans.

Executive Deferred Compensation Plan

The Company also has a non-qualified Executive Deferred Compensation Plan ("EDCP"), which permits selected individuals, including our NEOs, to defer the receipt of up to 50% of their base salary and 100% of their short-term incentive award. The EDCP also provides for discretionary contributions by the Company. No such discretionary contributions were made in 2020. Amounts deferred under the EDCP are credited with earnings on the basis of individual investment directions made by each participant. The purpose of the EDCP is to provide a tax and retirement planning tool to selected individuals and thus assist the Company in attracting and retaining senior management. See the "Non-Qualified Deferred Compensation" section on page 70.

Perquisites

In 2020, the Company provided the following limited perquisites to its NEOs: financial planning and tax preparation services and limited personal travel on the Company aircraft. These perquisites provide flexibility to the executives and increase travel efficiencies, thereby allowing more productive use of the executives' time and protection of the executives' personal and financial health and thus the Company's investment in their development. The Company routinely examines the competitiveness of the perquisites offered in light of the evolving competitive landscape and determines whether any modifications are appropriate. Footnote 7 to the "Summary Compensation Table" on page 63 outlines the benefits received by each NEO in 2020.

Severance and Change in Control Benefits

Hubbell maintains a Policy for Providing Severance to Senior Employees (the "Severance Policy") that generally provides severance to its senior management in the event of certain "involuntary" terminations of employment with Hubbell.

The Company has also entered into Change in Control Severance Agreements ("CIC Agreements") with certain of its NEOs which provide certain alternative severance benefits in the event the NEOs' employment is involuntarily or constructively terminated in connection with a change in control. Such severance benefits are designed to alleviate the financial impact of termination of employment through base salary and health benefit continuation and outplacement services, with the intent of providing for a stable work environment by reinforcing and encouraging executives' continued attention and dedication to their duties of employment without the personal distraction or conflict of interest that could arise from the occurrence of a change in control. The Compensation Committee annually reviews Hubbell's CIC Agreements and benchmarks the provisions of each with its independent compensation consultant, Exequity LLP.

The decision to offer benefits under the Severance Policy and the CIC Agreements does not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend the benefits, the Compensation Committee relied on its independent compensation consultant, Exequity, to ensure that such severance and change in control benefits align with the policy statements put forth by governance rating agencies and market practices in the area of severance and change in control compensation.

Accordingly, the Company's CIC Agreements contain the following types and amounts of compensation benefits payable to senior executives upon a change in control:

- Double trigger (change in control plus termination of employment) required to obtain cash severance benefit.
- Lump sum cash payments not to exceed 2.75 times base salary plus short-term incentive award.
- "Responsive Trigger" LTI awards do not automatically become vested and payable upon a change in control (as described below).
- Elimination of gross ups to cover excise taxes.

Upon a change in control, all LTI awards (other than any portion subject to performance-based vesting) will continue in effect or be assumed or substituted by an acquiring company, unless the Compensation Committee elects to terminate the award or cause it to fully vest. The portion of an award that is subject to performance-based vesting will be subject to the terms of the award agreement or the Compensation Committee's discretion, as applicable.

If a LTI award continues in effect or is assumed or substituted and a grantee's employment is terminated without cause or within twelve months following a change in control, then the award will fully vest. Similarly, if the acquiring company refuses to assume or substitute an award, the Compensation Committee may exercise its discretion to terminate the award in exchange for cash, rights or property, or cause the awards to become fully exercisable prior to the change in control.

For additional information relating to the Company's change in control and severance benefits, including under the CIC Agreements and the Severance Policy, see the "Potential Post-Employment Compensation Arrangements" section on page 71.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management and its independent compensation consultant, Exequity. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Compensation Committee

John G. Russell, Chair
Carlos M. Cardoso
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

Executive **Compensation**

Summary Compensation Table

Named Executive Officer	Year	Salary[3] ($)	Stock Awards[4] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Gerben W. Bakker President and Chief Executive Officer	2020	768,319	2,541,156	838,512	703,400	1,716,976	106,323	6,674,686
	2019	601,800	292,561	292,506	738,500	914,348	81,517	2,921,232
	2018	500,000	674,648	299,997	405,000	—	87,441	1,967,086
David G. Nord Executive Chairman (Former Chief Executive Officer)	2020	914,666	3,862,554	1,274,491	643,700	2,070,305	215,323	8,981,039
	2019	1,050,500	—	—	1,641,400	2,702,891	244,034	5,638,825
	2018	1,050,500	3,275,446	1,456,492	1,680,800	—	157,425	7,620,663
William R. Sperry Executive Vice President, Chief Financial Officer	2020	618,846	1,212,363	400,005	457,400	—	96,008	2,784,622
	2019	615,200	149,965	150,004	680,000	—	108,932	1,704,101
	2018	570,000	877,061	389,994	620,200	—	102,771	2,560,026
Allan J. Connolly[1] President, Utility Solutions Segment	2020	548,415	757,652	249,994	438,800	—	372,777	2,367,638
	2019	591,821	125,014	124,993	449,800	—	338,984	1,630,612
Stephen M. Mais[2] Senior Vice President, Human Resources	2020	420,039	942,432	162,500	225,200	202,736	63,515	2,016,422
Rodd R. Ruland Executive Vice President, Transition and Integration	2020	503,269	606,182	199,990	362,300	—	72,253	1,743,994
	2019	492,700	—	—	430,700	—	76,316	999,716
	2018	480,000	529,676	235,509	403,200	—	91,163	1,739,548

(1) First reported as a NEO in 2019.

(2) First reported as a NEO in 2020.

(3) Base salary reflects a 25% reduction in such Officer's salary for Q2 2020 in connection with Hubbell's COVID-19 cost-saving actions.

(4) The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of restricted stock, performance-based restricted stock, performance shares and SARs granted in 2020 as calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation, see Note 17 to the Consolidated Financial Statements for 2020 in the Form 10-K filed with the SEC on February 11, 2021. The actual value that an executive may realize from an award is contingent upon the satisfaction of the vesting conditions of the award. For SARs, the actual value of the award is based upon the positive difference between the base price and the market value of a share of Common Stock on the date of exercise. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown. For performance shares with a Net Sales Growth performance metric, fair value is based upon the average between the high and low trading prices of the Company's Common Stock on the date preceding the grant date and assumes that the award will vest at target.

(5) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect short-term incentive awards earned under the Company's Incentive Compensation Plan.

(6) The amounts reported in the Change in Pension Value column reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the retirement plans in which they participate. See the "Employee Benefits" section on page 59 and "Retirement Plans and Nonqualified Deferred Compensation Plans" section on page 60. The present values of accrued benefits at December 31, 2018, are based on the RP-2014 Healthy Annuitant Mortality Tables, gender distinct, with generational projections from 2006 using Scale MP-2018 and a discount rate of 4.40%. The present value of accrued benefits at December 31, 2019, is based on the Pri-2012 Healthy Annuitant Mortality Tables, sex distinct, with generational projection from 2012 using Scale MP-2019 and using a discount rate of 3.30%. The present value of accrued benefits at December 31, 2020, is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2020 and using a discount rate of 2.60%. Participants are assumed to retire at age 62 or current age, if later.

(7) The amounts reported in the All Other Compensation column for 2020 are detailed in the table below:

Name	Retention[a] ($)	Perquisites[b] ($)	Retirement Plan Contributions[c] ($)	Total ($)
Gerben W. Bakker	—	10,000	96,323	106,323
David G. Nord	—	48,271	167,052	215,323
William R. Sperry	—	9,394	86,614	96,008
Allan J. Connolly	283,333	9,237	80,207	372,777
Stephen M. Mais	—	10,000	53,515	63,515
Rodd R. Ruland	—	6,875	65,378	72,253

(a) The amounts in the Retention column reflect a value paid to Mr. Connolly related to an employment agreement provided to him as a part of the acquisition of the Aclara business in 2018 (as amended and in effect). This value described was a cash bonus paid on the second-year anniversary of the acquisition date.

(b) The amounts in the Perquisites column reflect the incremental cost to the Company for the actual cost of financial planning or tax preparation services up to a maximum of $10,000 for each NEO, the matching gifts made by The Harvey Hubbell Foundation, and personal use of the Company aircraft for Mr. Nord - $38,271, which includes fuel costs, crew expenses, and landing, hangar, airplane parking, ramp, and maintenance fees.

(c) The amounts in the Retirement Plan Contributions column reflect Company 401(k) matching contributions of $8,550 and an automatic company retirement contribution of $11,400 for each NEO under the DC Plan. This column also includes the following Company Retirement contribution earned under the DC Restoration Plan contributed in 2020 for Mr. Nord - $84,058 and to be contributed in 2021 for: Mr. Bakker - $48,873, Mr. Sperry - $40,554, Mr. Connolly - $39,862, Mr. Mais - $19,180 and Mr. Ruland - $25,959. This column also includes the following restoration match contributions under the DC Restoration Plan earned in 2020 and contributed to Mr. Nord in 2020 - $63,044 and to be contributed in 2021 for: Mr. Bakker - $27,500, Mr. Sperry - $26,110, Mr. Connolly - $20,395, Mr. Mais - $14,385 and Mr. Ruland - $19,469.

Other Compensation Tables

Grants of Plan-Based Awards in Fiscal Year 2020

The following table presents information concerning plan-based awards granted in 2020 to the NEOs under the Company's Incentive Compensation Plan and Equity Plan. All stock awards are payable in shares of the Company's Common Stock.

Name	Type of Award	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Awards[1]			Est. Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Shares Underlying Options[3] (#)	Exercise or Base Price of Option Awards[4] ($/Sh)	Closing Stock Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)					
Gerben W. Bakker	STI	2/13/20	498,407	996,813	1,993,626	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	5,609	—	—	—	838,489
	SAR	2/13/20	—	—	—	—	—	—	—	33,169	149.49	149.13	838,512
	PS/RSG	2/13/20	—	—	—	1,496	3,740	8,976	—	—	—	—	567,657
	PS/OPM	2/13/20	—	—	—	1,496	3,739	8,974	—	—	—	—	567,505
	PS/TWC	2/13/20	—	—	—	1,496	3,739	8,974	—	—	—	—	567,505
David G. Nord	STI	2/13/20	607,266	1,214,531	2,429,062	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	8,526	—	—	—	1,274,552
	SAR	2/13/20	—	—	—	—	—	—	—	50,415	149.49	149.13	1,274,491
	PS/RSG	2/13/20	—	—	—	2,274	5,684	13,642	—	—	—	—	862,718
	PS/OPM	2/13/20	—	—	—	2,274	5,684	13,642	—	—	—	—	862,718
	PS/TWC	2/13/20	—	—	—	2,273	5,683	13,639	—	—	—	—	862,566
William R. Sperry	STI	2/13/20	297,000	594,000	1,188,000	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	2,676	—	—	—	400,035
	SAR	2/13/20	—	—	—	—	—	—	—	15,823	149.49	149.13	400,005
	PS/RSG	2/13/20	—	—	—	714	1,784	4,282	—	—	—	—	270,776
	PS/OPM	2/13/20	—	—	—	714	1,784	4,282	—	—	—	—	270,776
	PS/TWC	2/13/20	—	—	—	714	1,784	4,282	—	—	—	—	270,776
Allan J. Connolly	STI	2/13/20	219,375	438,750	877,500	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	1,672	—	—	—	249,947
	SAR	2/13/20	—	—	—	—	—	—	—	9,889	149.49	149.13	249,994
	PS/RSG	2/13/20	—	—	—	446	1,115	2,676	—	—	—	—	169,235
	PS/OPM	2/13/20	—	—	—	446	1,115	2,676	—	—	—	—	169,235
	PS/TWC	2/13/20	—	—	—	446	1,115	2,676	—	—	—	—	169,235
Stephen M. Mais	STI	2/13/20	146,250	292,500	585,000	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	4,097	—	—	—	612,461
	SAR	2/13/20	—	—	—	—	—	—	—	6,428	149.49	149.13	162,500
	PS/RSG	2/13/20	—	—	—	290	725	1,740	—	—	—	—	110,041
	PS/OPM	2/13/20	—	—	—	290	725	1,740	—	—	—	—	110,041
	PS/TWC	2/13/20	—	—	—	290	724	1,738	—	—	—	—	109,889
Rodd R. Ruland	STI	2/13/20	215,625	431,250	862,500	—	—	—	—	—	—	—	—
	RS	2/13/20	—	—	—	—	—	—	1,338	—	—	—	200,018
	SAR	2/13/20	—	—	—	—	—	—	—	7,911	149.49	149.13	199,990
	PS/RSG	2/13/20	—	—	—	357	892	2,141	—	—	—	—	135,388
	PS/OPM	2/13/20	—	—	—	357	892	2,141	—	—	—	—	135,388
	PS/TWC	2/13/20	—	—	—	357	892	2,141	—	—	—	—	135,388

(1) The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns reflect the target, threshold and maximum short-term incentive award opportunity for each of the NEOs under the Company's Incentive Compensation Plan. The NEOs are eligible for a payout within the threshold and maximum range depending upon several performance factors such as earnings per share, operating profit improvement, free and operating cash flow and strategic objectives. See the "Short-Term Incentive Compensation" section on page 47.

(2) The amounts reported in the Estimated Future Payouts Under Equity Incentive Plan Awards columns reflect the target number of performance shares awarded to the NEOs under the Equity Plan on February 13, 2020, and the threshold and maximum number of performance shares that may be earned. Performance shares are earned depending on attainment of three measures: (i) Relative Sales Growth (RSG), (ii) Operating Profit Margin (OPM) and (iii) Trade Working Capital (TWC). The actual number of performance shares earned will be determined at the end of a three-year period. See the "Performance Share Awards" section on page 54.

(3) The amounts reported in the All Other Stock Awards and All Other Option Awards columns reflect the number of shares of Restricted Stock (RS) and Stock Appreciation Rights (SARs) awarded under the Equity Plan on February 13, 2020. SARs are subject to vesting in three equal annual installments on the anniversary of the grant date. Upon retirement, RS will vest in full. SARs and RS become fully vested upon death or disability.

(4) The amount reported in the Exercise or Base Price of Option Awards column reflects the mean between the high and low trading prices of the Company's Common Stock on the trading day immediately preceding the date of grant which was the fair market value of the Company's Common Stock as defined under the Equity Plan.

(5) The amounts reported in the Grant Date Fair Value of Stock and Option Awards column reflect the aggregate fair value of the RS and SARs granted to each NEO on February 13, 2020, based upon the probable outcome of performance conditions, as applicable, as determined under FASB ASC Topic 718 and disclosed in Note 17 within the Notes to the Consolidated Financial Statements in the Company's 2020 Annual Report on Form 10-K filed with the SEC on February 11, 2021.

Equity Award Plan Vesting Provisions - Grant Terms

The following table describes the general terms of each of the equity incentive awards granted to the applicable NEOs on February 13, 2020.

	Restricted Stock	**Performance Shares**	**Stock Appreciation Rights**
Description	A grant of a number of shares subject to forfeiture if not vested.	A promise to receive a number of shares on the third-year anniversary of the grant date subject to meeting performance goals.	Right to receive, in stock, the appreciation in value between the stock price on the date of grant and date of exercise.
Abbreviation	RS	PS	SARs
Vesting Period	3-year cliff vesting on the anniversary of the grant date[1].	3-year cliff vesting on attainment of three stated performance measures, subject to application of TSR modifier measures.	1/3 per year on the anniversary of the grant date.

(1) The vesting period for restricted stock is generally three years except in limited instances (not applicable for our CEO) for retention purposes in a CEO succession year or for talent acquisition purposes.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table provides information on all restricted stock, PBRS, SARs and performance share awards held by the NEOs of the Company and the value of such holdings measured as of December 31, 2020. All outstanding equity awards are in shares of the Company's Common Stock. Except in limited circumstances involving promotions, no equity awards were issued in 2019. Hubbell moved its LTI award grant timing from December 2019 to February 2020 and the first quarter of each year thereafter.

		Option Awards[1]				Stock Awards			
Name	Grant Date	No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock that have not Vested[2] (#)	Market Value of Shares or Units that have not Vested[3] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or other Rights that have not Vested[5] ($)
Gerben W. Bakker	12/5/11	3,146	—	64.48	12/5/21	—	—	—	—
	12/4/12	2,596	—	83.73	12/4/22	—	—	—	—
	12/10/13	3,971	—	107.87	12/10/23	—	—	—	—
	2/1/14	4,668	—	117.16	2/1/24	—	—	—	—
	12/2/14	9,970	—	106.44	12/2/24	—	—	—	—
	12/8/15	13,813	—	97.48	12/8/25	—	—	—	—
	12/6/16	17,090	—	113.69	12/6/26	—	—	—	—
	12/5/17	19,170	—	127.51	12/5/27	1,314	206,022	2,628	412,044
	12/14/18	11,031	5,516	105.49	12/14/28	2,844	445,911	3,792	594,548
	7/1/19	4,588	9,177	129.28	7/1/29	2,263	354,816	—	—
	2/13/20	—	33,169	149.49	2/13/30	5,609	879,435	11,218	1,758,870
David G. Nord	12/8/15	85,001	—	97.48	12/8/25	—	—	—	—
	12/6/16	93,883	—	113.69	12/6/26	—	—	—	—
	12/5/17	105,310	—	127.51	12/5/27	7,218	1,131,710	14,436	2,263,420
	12/14/18	53,557	26,779	105.49	12/14/28	13,808	2,164,956	18,410	2,886,504
	2/13/20	—	50,415	149.49	2/13/30	8,526	1,336,792	17,051	2,673,426
William R. Sperry	12/5/17	29,395	—	127.51	12/5/27	2,015	315,932	4,030	631,864
	12/14/18	14,340	7,171	105.49	12/14/28	3,697	579,653	4,930	772,975
	7/1/19	2,353	4,706	129.28	7/1/29	1,160	181,876	—	—
	2/13/20	—	15,823	149.49	2/13/30	2,676	419,570	5,352	839,140
Allan J. Connolly	2/8/18	—	—	—	—	3,780	592,666	—	—
	12/14/18	2,758	1,379	105.49	12/14/28	711	111,478	948	148,637
	7/1/19	1,960	3,922	129.28	7/1/29	967	151,616	—	—
	2/13/20	—	9,889	149.49	2/13/30	1,672	262,153	3,345	524,463
Stephen M. Mais	12/10/13	6,760	—	107.87	12/10/23	—	—	—	—
	12/2/14	6,749	—	106.44	12/2/24	—	—	—	—
	12/8/15	9,563	—	97.48	12/8/25	—	—	—	—
	12/6/16	11,394	—	113.69	12/6/26	—	—	—	—
	12/5/17	12,780	—	127.51	12/5/27	876	137,348	1,752	274,696
	12/14/18	6,839	3,420	105.49	12/14/28	1,763	276,421	2,351	368,613
	2/13/20	—	6,428	149.49	12/13/30	4,097	642,369	2,174	340,861
Rodd R. Ruland	12/5/17	17,892	—	127.51	12/5/27	1,226	192,225	2,452	384,449
	12/14/18	8,660	4,330	105.49	12/14/28	2,233	350,112	2,977	466,764
	2/13/20	—	7,911	149.49	2/13/30	1,338	209,785	2,676	419,570

(1) The Option Awards column reflects SARs that were granted to each NEO on the dates shown. SARs entitle the recipient to receive the value in shares of the Company's Common Stock equal to the positive difference between the base price and the fair market value of a share of Common Stock upon exercise. Generally, SARs vest and become exercisable in three equal installments on each of the first three anniversaries of the grant date. See the "Equity Award Plan Vesting Provisions" section on page 65.

(2) The No. of Shares or Units of Stock that have not Vested column reflects restricted stock granted on the following dates and terms: (i) 12/05/17 PBRS grants - Vest at the end of a three-year period provided that the Company's relative TSR performance is equal to or greater than the 20th percentile as compared to the S&P 900 who are classified as Capital Goods by the General Industry Classification System; and (ii) 2/13/20, 7/1/19, 12/14/18, and 2/8/18 RS grants - Vest on the third anniversary of the grant date except for 3,087 shares granted to Mr. Mais on 2/13/20 which vest on the second anniversary of the grant date and 7,561 shares granted to Mr. Connolly on 2/8/18 which vest in two equal installments consistent with Mr. Connolly's employment agreement. See the "Equity Award Plan Vesting Provisions" section on page 65.

(3) The Market Value of Shares or Units that have not Vested is based upon the closing market price of the Company's Common Stock on December 31, 2020, of $156.79.

(4) The Equity Incentive Plan Awards column reflects performance shares granted on the following dates and terms for the performance periods noted: 2/13/20 and 12/14/18 - Vest based on achievement of each of three measures as described in the "Performance Share Awards" section on page 54 at the end of a three-year performance period (1/1/19 - 12/31/21 and 1/1/20 - 12/31/22, respectively), as adjusted based on TSR performance. 12/05/17 - Vest based on two equally weighted measures as described in the "Performance Share Awards" section on page 54 at the end of a three-year performance period (1/1/18 - 12/31/20).

(5) The Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column is based upon the closing market price of the Company's Common Stock on December 31, 2020, of $156.79.

Option Exercises and Stock Vested During Fiscal Year 2020

The following table provides information on the number of shares acquired and the value realized by the NEOs during fiscal year 2020 on the exercise of SARs and on the vesting of restricted stock.

Name	Option Awards[1]		Stock Awards	
	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Gerben W. Bakker	—	—	1,402	209,333[2]
	—	—	3,043	500,147[3]
David G. Nord	142,909	6,752,066	7,701	1,149,836[2]
	—	—	16,724	2,748,757[3]
William R. Sperry	26,205	832,137	2,149	320,867[2]
	—	—	4,667	767,069[3]
Allan J. Connolly	—	—	3,781	550,930[2]
	—	—	—	—
Stephen M. Mais	—	—	935	139,605[2]
	—	—	2,029	333,486[3]
Rodd R. Ruland	28,701	1,441,402	1,308	195,297[2]
	—	—	2,841	466,946[3]

(1) The amounts reported in the **Option Awards - Value Realized Upon Exercise** column reflect the number of shares acquired upon exercise multiplied by the difference between the base price of the SAR and the market price of the Company's Common Stock on the date of exercise.

(2) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of shares of PBRS and time-based restricted stock, as applicable, acquired upon vesting multiplied by the closing market price of the Company's Common Stock on the following vesting dates: February 7, 2020 - $145.71 and February 13, 2020 - $149.31.

(3) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of performance shares earned multiplied by the closing market price of the Company's Common Stock on February 11, 2021, $164.36, the date the delivery of the performance shares was approved for the performance period ending December 31, 2020.

Post-Termination Vesting Terms for Equity Plan Grants

The following table shows the vesting provisions of equity awards post-termination under the scenarios shown.

Award Type	Involuntary Termination	Retirement[1]	Death/Disability
PBRS	Unvested PBRS forfeited	Unvested PBRS are eligible to vest provided that the performance conditions are met	Unvested PBRS fully vest
Performance Shares	Unvested shares forfeited	Eligible for a pro-rata portion of shares based on the number of months the NEO served during the performance period	Target number of shares fully vest
RS (time-based)	Unvested shares forfeited	Unvested shares fully vest	Unvested shares fully vest
SARs	Unvested SARs forfeited. May exercise vested SARs for the earlier of 90 days after the termination date or the 10th anniversary of the grant date	Unvested SARs continue to vest in the normal course. Vested SARs exercisable until the 10th anniversary of the grant date	Unvested SARs fully vest. Following disability termination, vested SARs are exercisable for the earlier of 90 days after the termination date or the 10th anniversary of the grant date. Upon death (or if the NEO dies within 90 days of termination due to disability or retirement) SARs are exercisable for the earlier of one year after death or the 10th anniversary of the grant date

(1) Retirement means that the NEO has terminated employment with the Company, is at a minimum age of 55 and the executive's age plus years of service with the Company equals or exceeds 70.

Pension Benefits in Fiscal Year 2020

The following table provides information on the retirement benefits for the NEOs under the Company's DB Plan, DB Restoration Plan and Executive Plan (non-qualified plans, collectively, "Supplemental Plans") in which they participate. See the "Employee Benefits" section on page 59.

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During the Last Fiscal Year ($)
Gerben W. Bakker	DB Plan	25.92	1,081,430	—
	DB Restoration Plan	25.92	3,850,974	—
David G. Nord	Executive Plan	10.00	21,074,898	—
Stephen M. Mais	DB Restoration Plan	11.50	784,999	—

(1) For the DB Plan and Supplemental Plans, the present value of accrued benefits at December 31, 2020, are determined based on the Pri-2012 Healthy Annuitant Mortality White Collar tables, sex distinct, with generational projection from 2012 using Scale MP-2020 and using a discount rate of 2.60%. Participants are assumed to retire at age 62 or current age, if later.

Pension Benefit Calculations

The following paragraphs describe the manner in which benefits are calculated under each of the Company's retirement plans:

DB Plan and DB Restoration Plan

The DB Plan provides for participation by all regular full-time salaried employees (other than employees who are subject to a collective-bargaining agreement) who were employed by covered Company businesses on December 31, 2003.

The annual benefits under the DB Plan upon normal retirement (age 65) are calculated under the following two formulas in which Final Average Pay refers to the average of the executive's highest three consecutive earnings (base salary and short-term incentives) in the last ten years:

- For participants age 50 with 10 years of service at January 1, 2004 ("Grandfathered Participants"):

| 1.5% | ✕ | Years of Service | ✕ | Final Average Compensation less Social Security Benefit |

- For all other participants hired before January 1, 2004, the formula is as follows:

| 0.85% | ✕ | Years of Service (up to 35) | ✕ | Final Average Pay | + | 0.65% | ✕ | Final Average Pay less Social Security Covered Compensation | ✕ | Years of Service (up to 35) | + | 1.10% | ✕ | Final Average Compensation | ✕ | Years of Service (>35) |

Grandfathered Participants will have benefits earned after 2003 calculated under whichever of the above two formulas produces a higher benefit. Early retirement (age 55 and at least 10 years of service) benefits are calculated under the same formula as normal retirement benefits, but reduced by 0.6% (0.3% for Grandfathered Participants) for each month by which the executive's early retirement is after age 60, but before age 65, and 0.3% (0.5% for Grandfathered Participants) for each month by which the executive's early retirement precedes age 60. Lump sum payments can be elected under the DB plan within one year from separation of employment.

Benefits under the DB Restoration Plan are calculated in the same manner as benefits under the DB Plan, but without regard to any limits on compensation or benefit accruals that may apply under the DB Plan as required by the tax-qualified plan rules. DB Restoration benefits are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse in the event of his or her death after commencing benefits), except that benefits are paid out as a lump sum if a participant as of the date of a change in control experiences a termination of employment within 2 years following the change in control.

Beginning in 2017, the DB Plan began a transition to being fully frozen. Years of Service was frozen under the DB Plan and the DB Restoration Plan effective February 28, 2017, and Final Average Pay, Social Security Covered Compensation, and Social Security Benefit will be frozen under the DB Plan and the DB Restoration Plan effective December 31, 2020.

Executive Plan

The Executive Plan provides designated executives the opportunity to earn pension benefits supplementing those earned under the DB Plan. Executive Plan benefits upon normal retirement (age 65) are calculated using the following formula in which Final Total Compensation refers to the average of the executive's highest three earnings (base salary and short-term incentive) over the ten years prior to December 31, 2016:

| 6% | ✕ | Years of Plan Service (up to 10) | ✕ | Final Total Compensation | − | Actuarial equivalent value of profit sharing account balance (if hired on after January 1, 2004) |

Executive Plan benefits upon early retirement (on or after age 55) are calculated under the same formula as normal retirement benefits except that the early retirement benefit is reduced by 0.3% for each month by which the executive's early retirement precedes age 62, and by an additional 0.2% for each month by which the executive's early retirement precedes age 60. Executive Plan benefits are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse in the event of his or her death after commencing benefits), except that benefits are paid out as a lump sum if a participant as of the date of a change in control experiences a termination of employment within 2 years following the change in control. Participation in the Executive Plan is at the sole discretion of the Compensation Committee which closed the Plan to new participants in 2007. As a part of Hubbell's Retirement Plans changes in 2016 and 2017, all benefit accruals under the Executive Plan were frozen effective as of December 31, 2016.

DC Plan and DC Restoration Plan

As described under the Employee Benefits section on page 59, the DC Plan provides eligible participants with a fixed non-elective contribution of 4% of eligible earnings and a matching contribution equal to 50% of the first 6% of a participant's eligible earnings that the employee voluntarily contributes to the DC Plan.

The Company also provides a DC Restoration Plan to allow for excess contributions on behalf of those employees whose contributions are limited under the tax-qualified DC Plan due to compensation limits imposed by the IRS. Employees impacted by those limitations receive a contribution under the DC Restoration Plan equal to the same percentage used for the DC Plan multiplied by their eligible earnings in excess of the IRS limits.

The DC Restoration Plan provides each participant with (i) an annual non-elective contribution equal to the excess of 4% of eligible earnings over the amount credited as a safe harbor non-elective contribution to the DC Plan for that year and (ii) an annual matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she voluntarily contributes to the DC Plan and/or defers to the Executive Deferred Compensation Plan less the maximum amount of matching contributions that could have been credited under the DC Plan if he or she had contributed the maximum amount permitted under the DC Plan for that year.

Non-Qualified Deferred Compensation

Executive Deferred Compensation Plan

The EDCP enables certain designated executives to defer up to 50% of their annual base salary and up to 100% of their annual short-term incentive compensation. Amounts deferred under the EDCP are nominally invested at the discretion of the participant in the same mutual funds available to all employees in the DC plan and all participants are immediately 100% vested in the amounts they elect to defer. The Company is permitted to make discretionary contributions to EDCP participants and to make contributions subject to vesting conditions or other restrictions.

Participants are generally required to make their deferral elections by December 31 of the year prior to the year in which the base pay is paid, and the short-term incentive award is earned. At that time, participants also elect the future date for distributions. Distributions can be made at any time while the participant remains an employee (but no sooner than two years after the year for which the deferral is made) or upon separation from service or a change in control. Distributions upon separation from service may be made in lump sum or installments over 5, 10 or 15 years. In service distributions and distributions upon a change in control are made in a lump sum. Participants may also access their accounts under the EDCP in the event of an unforeseen emergency.

Non-Qualified Deferred Compensation in Fiscal Year 2020

The following table provides information on the benefits earned by each NEO under the Company's EDCP and DC Restoration Plan:

Name	Executive Contributions in 2020[1] ($)	Registrant Contributions in 2020[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/20[4] ($)
Gerben W. Bakker	46,099	48,250	102,969	—	727,072
David G. Nord	410,350	318,692	382,235	—	6,272,281
William R. Sperry	43,319	64,645	89,193	—	636,361
Allan J. Connolly	38,389	36,051	23,024	—	97,464
Stephen M. Mais	25,202	33,117	263,849	—	2,320,604
Rodd R. Ruland	129,210	43,260	184,126	—	1,481,497

(1) The amounts reported in the Executive Contributions in 2020 column reflect elective deferrals of short-term incentive awards into the EDCP as follows: Mr. Nord - 25% and Mr. Ruland - 30%, and elective deferral of base salary as follows: Mr. Bakker - 6%, Mr. Sperry - 7%, Mr. Connolly - 7% and Mr. Mais 6%. The short-term incentive amounts were earned and deferred for services in 2019 but credited to the EDCP in 2020, around the time payments under the Incentive Compensation Plan are generally made. The amounts in this column include amounts also included in the Summary Compensation Table for 2020 under the Salary column (for 2020) and the Non-Equity Incentive Compensation Plan column (for 2019).

(2) The amount reported in the Registrant Contributions in 2020 column reflects credits for Mr. Bakker, Mr. Nord, and Mr. Sperry under the DC Restoration Plan earned for services in 2019 and credited to the DC Restoration Plan in 2020. The amount does not include the following accrued restoration company retirement contribution and restoration match contributions earned in 2020 to be credited in 2021 which amounts are detailed in the footnote and included in the All Other Compensation column of the Summary Compensation Table on page 62 for 2020: Mr. Bakker - $76,373, Mr. Nord - $147,102, Mr. Sperry - $66,664, Mr. Connolly - $60,257, Mr. Mais - $33,565 and Mr. Ruland - $45,428.

(3) The amounts reported in the Aggregate Earnings in Last FY column include aggregate notional earnings on the EDCP account balances and the DC Restoration Plan balances in 2020. Amounts deferred under the EDCP and the DC Restoration Plan are credited with earnings on the basis of individual notional investment directions made by each participant.

(4) The amounts reported in the Aggregate Balance at 12/31/20 column reflect each NEOs balance credited to the EDCP and the DC Restoration Plan.

The material terms of the non-qualified deferred compensation plans are further described under the "Pension Benefit Calculations" section on page 69 and the "Non-Qualified Deferred Compensation" section above.

Potential Post-Employment Compensation Arrangements

The Company offers post-employment compensation and benefits to the NEOs under its general Severance Policy (which is available to senior level employees in addition to NEOs), its retirement plans and individual change in control severance agreements ("CIC Agreements"), as applicable, that provide compensation and benefits only in the event of a change in control (as defined in the CIC Agreements). In addition, NEOs may be entitled to post termination compensation and benefits under the terms of the Company's Equity Plan, STI Plans and other benefit plans. The section below describes the types of compensation and benefits a NEO is eligible to receive under these plans, policies and agreements based on five termination scenarios: (i) involuntary termination, (ii) death, (iii) disability, (iv) retirement and (v) following a change in control and involuntary termination. No amounts in excess of vested rights under any of the Company's plans are generally payable to the NEOs upon voluntary termination or termination for cause.

Severance Policy

The Severance Policy offers the following benefits to NEOs:

- 4 weeks base salary continuation for each year of service with a minimum of 26 weeks and a maximum of 78 weeks.
- Continued medical, dental and life insurance benefits for the salary continuation period.
- Pro-rated portion of their target short-term incentive award earned through the date of termination.
- Outplacement services for up to 12 months.

Involuntary termination includes, for purposes of the Severance Policy, a termination by the employer without cause and a resignation by the NEO due to a material change in the NEO's authority, duties, responsibilities or base compensation, or a significant change in the location of the NEO's employment location. In the event of a change in control followed by an involuntary termination, in lieu of any benefits under the Severance Policy, the NEOs would be eligible for severance benefits pursuant to the terms of their CIC Agreements.

Equity Plan

NEOs received grants under the Equity Plan in 2020. The treatment of outstanding equity awards upon involuntary termination (i.e. termination by the Company without cause), retirement and death and disability is set forth in the table on pages 74-75.

Outstanding awards under the Equity Plan do not automatically vest and become payable upon a change in control (as defined in the Equity Plan). Instead, the awards may vest in the discretion of the Compensation Committee in the event they are not assumed by the acquiring company. The table below shows the treatment of equity awards upon a change in control under the Equity Plan:

Change in Control	Change in Control and Involuntary Termination
Unless otherwise determined by the Compensation Committee, unvested time-based RS and SARs will be assumed by the acquirer and continue to vest. Treatment of unvested PBRS and PS are subject to discretion of the Compensation Committee	Unvested awards fully vest only if the NEO is involuntarily terminated within 12 months following a change in control

Short-Term Incentive Award Plans

In 2020, the NEOs participated in Hubbell's Incentive Compensation Plan. As described above, in the event of an applicable involuntary termination, the NEOs would be entitled to receive a pro-rated portion of their target short-term incentive award earned through the date of termination pursuant to the Severance Policy. In the event of a change in control, the NEOs would only be eligible to receive the short-term incentive award benefits prescribed under their CIC Agreements discussed below.

Change in Control Severance Agreements

The Company is a party to CIC Agreements with the NEOs (as applicable) which provide severance benefits in the event of a termination of employment by the executive for good reason or by the Company (other than for cause or due to the executive's death, disability or retirement) within two years after a change in control or, in certain circumstances, in anticipation of a change in control. A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12 month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company during any 12 month period, a sale of substantially all of the Company's assets and the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company. CIC Agreements may only be granted with the approval of the Board of Directors upon the recommendation of the Compensation Committee.

In the event of a change in control, the benefits provided to the NEOs under their CIC Agreements are as follows:

- A lump sum payment of the NEO's base salary multiplied by 2.75 for Mr. Nord, 2.5 for Messrs. Bakker, Sperry and Ruland, and 2.0 for Mr. Mais. Mr. Connolly does not have a change of control agreement.

- Continued medical, dental, vision and life insurance benefits after termination for 2.75 years for Mr. Nord, 2.5 years for Messrs. Bakker, Sperry and Ruland, and 2.0 for Mr. Mais.

- A lump sum payment of the average short-term incentive awards received by the NEO in the three years preceding the change in control multiplied by 2.75 for Mr. Nord, 2.5 for Messrs. Bakker, Sperry and Ruland, and 2.0 years for Mr. Mais.

- A lump sum payment of the pro-rated portion of their annual short-term incentive award target for the year in which the termination occurs.

- The incremental value of additional age and service credit under all applicable Supplemental Plans (subject to the terms of each plan freeze) payable as a lump sum.

- Outplacement services up to 12 months following termination at a cost not to exceed 15% of the NEO's annual base salary.

The CIC Agreements contain a provision whereby the severance multiple is reduced in monthly increments over the two-year period following the NEO's 63rd birthday until it reaches one times the executive's base salary and average short-term incentive award. The CIC Agreements also provide that if an executive would have otherwise incurred excise taxes under Section 4999 of the Code, such payments may be reduced to the "safe harbor amount" so that no excise taxes would be due, if such reduction would result in the executive being in a better net after tax position. The CIC Agreements do not provide for any tax gross up in the event the payments are not reduced and thus the executive would be required to pay any excise taxes under Section 4999 of the Code. Benefits described above in this subsection are only payable under the CIC Agreements if a NEO is terminated by the Company other than for "cause" or if the NEO terminates employment for "good reason", as each term is defined in the CIC Agreements.

The Company has established a grantor trust to secure the benefits to be provided under the CIC Agreements, the Supplemental Plans and other plans maintained by the Company for the benefit of members of the Company's senior management.

Employment Agreement

The Company has not entered into employment agreements with Messrs. Nord, Bakker, Sperry, Mais or Ruland.

In connection with its acquisition of the Aclara business in 2018, the Company entered into a three-year employment agreement with Mr. Connolly effective February 2, 2018, for his role as Division Vice President, President of Aclara, which was subsequently amended on July 1, 2019, in connection with his promotion to the role of Group President, Hubbell Power Systems and further amended in April 2020 in connection with the 25% salary reduction that Mr. Connolly, like all other NEOs and senior executives of the Company, took during the second quarter of 2020 in connection with cost savings measures related to the COVID-19 pandemic. If Mr. Connolly remains employed after the agreement expires, his employment will continue on an at-will basis.

Under his agreement, Mr. Connolly is paid an annual base salary of $550,000, subject to the Company's discretionary adjustments. Commencing in February 2020 the agreement provides for annual equity-based awards having an aggregate grant date fair value equal to no less than $750,000, consistent with the types of awards and amounts allocated to similarly situated executives. The agreement also provides for an $850,000 cash retention award, vesting and payable in three equal installments on the first three anniversaries of the effective date of the employment term, subject to continued employment with the Company, and an equity retention award of $1,000,000 in restricted stock, vesting in equal installments on the second and third anniversaries of the effective date of the employment term, subject to continued employment with the Company. The employment agreement contains usual and customary restrictive covenants, including non-competition, non-solicitation of employees or customers, non-disclosure and non-disparagement provisions.

If Mr. Connolly's employment was terminated by the Company without "cause" or by him for "good reason" (each, as defined in the employment agreement) or if his employment terminates due to his death or disability, then Mr. Connolly is entitled to receive (i) the sum of his annual base salary through the date of termination, plus any unpaid annual bonus from any prior completed fiscal year, plus any accrued but unpaid reimbursable expenses and vacation pay (the "Accrued Obligations"), (ii) the unvested portion of the cash retention award or equity retention award, and (iii) any benefits due under any plan, program, policy, or agreement through the date of termination (the "Other Benefits"). In the event of termination by the Company for "cause" or by Mr. Connolly without "good reason", then he is entitled to receive the Accrued Obligations through the date of termination (excluding payment of any unpaid annual bonus from any prior completed fiscal year) and the Other Benefits.

Supplemental Plans

Under the terms of the Executive Plan and the DB Restoration Plan, upon a termination of employment due to disability, a participant is entitled to an unreduced immediate pension benefit based upon such participant's service as of the date service was frozen under each plan (January 1, 2017, for the Executive Plan and February 28, 2017, for the DB Restoration Plan).

Certain provisions of the Executive Plan do not take effect until the occurrence of certain change in control events such as funding obligations. Among other provisions, the Executive Plan and DB Restoration Plan provide for the (i) suspension, reduction or termination of benefits in cases of gross misconduct by a participant; (ii) forfeiture of benefits if a retired participant engages in certain competitive activities; (iii) reduction in benefits upon early retirement; and (iv) offset of amounts which a participant may then owe the Company against amounts then owed to the participant under the Executive Plan. In addition, a participant's years of service with the Company (as calculated for the purpose of determining eligibility for the Executive Plan and the DB Restoration Plan benefits) and benefits accrued prior to the change in control event, may not be reduced after the occurrence of a change in control. If a participant's employment is terminated within 2 years after a change in control, the participant will receive payment of Executive Plan and DB Restoration Plan benefits in one lump sum within 10 days after termination. In addition, all amounts under the DC Restoration Plan are paid in a lump sum within 60 days following a change in control.

As described above, the CIC Agreements also provide for additional incremental benefits based on age and service credit under the Supplemental Plans upon qualifying terminations of employment in connection with a change in control.

The following table reflects the estimated incremental post-termination amounts that would have been payable to a NEO on December 31, 2020, in the event of death, disability, involuntary termination without cause, retirement (if potentially applicable, as of December 31, 2020), or a change in control combined with an involuntary termination. No benefits are provided to a NEO solely upon a change in control unless such officer experiences a qualifying termination following a change in control. The amounts in the table are calculated in accordance with the terms of the applicable plans, policies and agreements described in the preceding table and assume that the NEO has met the applicable eligibility requirements. The amounts in the table DO NOT include (i) any value that would be realized upon the exercise of vested SARs or settlement of vested PBRS, Performance Shares or RS to the extent the awards were vested prior to December 31, 2020, by their terms, and (ii) the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the terms of the Company's retirement plans.

Post-Employment and Change in Control Payment Table

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
Gerben W. Bakker					
Death	—	5,429,238	—	—	5,429,238
Disability[6]	—	5,429,238	76,782	—	5,506,020
Involuntary Termination[7]	2,460,431	1,886,184	—	142,080	4,488,695
Retirement[8]	—	1,886,184	—	—	1,886,184
Change in Control and Involuntary Termination[9],[10],[11]	1,590,879	5,429,238	—	163,966	7,184,083
David G. Nord					
Death	—	14,198,734	—	—	14,198,734
Disability[6]	—	14,198,734	—	—	14,198,734
Involuntary Termination[7]	1,766,850	4,633,458	—	149,980	6,550,288
Retirement[8]	—	4,633,458	—	—	4,633,458
Change in Control and Involuntary Termination[9],[10],[11]	5,680,936	14,198,734	2,239,076	171,039	22,289,785
William R. Sperry					
Death	—	4,353,888	—	—	4,353,888
Disability[6]	—	4,353,888	—	—	4,353,888
Involuntary Termination[7]	1,203,216	1,497,031	—	111,547	2,811,794
Retirement[8]	—	1,497,031	—	—	1,497,031
Change in Control and Involuntary Termination[9],[10],[11]	2,287,520	4,353,888	—	147,597	6,789,005
Allan J. Connolly					
Death	—	2,041,845	—	—	2,041,845
Disability[6]	—	2,041,845	—	—	2,041,845
Involuntary Termination[7]	1,014,583	—	—	89,698	1,104,281

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
Stephen M. Mais					
Death	—	2,262,695	—	—	2,262,695
Disability[6]	—	2,262,695	—	—	2,262,695
Involuntary Termination[7]	811,740	1,056,138	—	86,406	1,954,284
Retirement[8]	—	1,056,138	—	—	1,056,138
Change in Control and Involuntary Termination[9][10][11]	842,498	2,262,695	—	105,878	3,211,071
Rodd R. Ruland					
Death	—	2,302,807	—	—	2,302,807
Disability[6]	—	2,302,807	—	—	2,302,807
Involuntary Termination[7]	1,271,658	752,122	—	90,918	2,114,698
Retirement[8]	—	752,122	—	—	752,122
Change in Control and Involuntary Termination[9][10][11]	1,290,097	2,302,807	—	105,388	3,698,292

(1) The amounts reported in the **Severance** column reflect base salary entitlements under the Severance Policy and base salary and bonus entitlements under a CIC Agreement, as applicable, or, for Mr. Connolly, payment of cash retention amounts upon a termination without cause or for good reason. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(2) The amounts reported in the **Equity Awards with Accelerated Vesting** column reflect the value realized by the NEO upon the exercise of all unvested SARs, the vesting of all unvested PBRS, time-based restricted stock and performance shares that would vest upon death, disability, or a qualifying change in control or, for Mr. Connolly, a termination without cause or for good reason. Upon a change in control, if the unvested time-based restricted stock and SARs are assumed by the acquirer and a NEO is terminated without cause within one year of such change in control, such awards will become fully vested prior to the date of termination. If the NEO is not terminated without cause within one year of the change in control, such equity awards will not accelerate. Treatment of unvested PBRS and PS upon a change in control shall be subject to the discretion of the Compensation Committee.

(3) For Mr. Bakker, Mr. Nord, Mr. Sperry, Mr. Mais and Mr. Ruland who meet the definition of retirement, the amounts shown reflect the value realized upon the vesting of all unvested restricted shares upon retirement. No other executive officer will be retirement eligible during the open vesting period of outstanding equity awards. The value realized is calculated using the closing market price of the Company's Common Stock on December 31, 2020, the last business day of 2020, of $156.79. The amounts shown do not include the value of (i) SARs that are unvested at retirement, but become exercisable post-retirement, or (ii) outstanding performance shares at retirement which may vest on a pro-rated basis at the end of the applicable performance period, because in each case the value would not be determinable as of the last day of the calendar year as it would not have vested on such date.

(4) The amounts reported in the **Pension Benefits** column include amounts payable under the Company's qualified and nonqualified pension plans and nonqualified deferred compensation plans only to the extent the amounts are not described in the Pension Benefit Calculations section discussed above on page 69 or the Non-Qualified Deferred Compensation section discussed on page 70. In the event of a Change in Control, even without termination of employment, amounts under the EDCP distributions will be paid in a lump sum, but no additional value is allocated to the payment in this table. The value listed represents the present value of the payments under EDCP in the Non-Qualified Deferred Compensation section discussed above on page 70.

(5) The amounts reported in the **Welfare Benefits** column include the payment of outplacement services for the NEOs for up to twelve months and insurance benefit continuation calculated in accordance with the terms of the Severance Policy and CIC Agreements, as applicable.

(6) The amounts reported in the "Disability" rows are calculated based on a 2.60% discount rate and using the disability mortality table published in Internal Revenue Ruling 96-7. This table assumes a different life expectancy than the tables used to calculate the present value of accumulated benefits under the Company's retirement plans. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2020.

(7) "Involuntary Termination", for purposes of this row, refers to a termination by the Company without cause as described in the Severance Policy prior to the occurrence of a Change in Control. NEOs are not entitled to these benefits in the event of a termination for cause.

(8) "Retirement", for purposes of this row, refers to a voluntary termination by the NEO (after age 55 and 10 years of service). In addition to the amounts described in this chart, the executive will be entitled to payout of the amounts described under the Pension Benefit Calculations section discussed above on page 69.

(9) The amounts reported in the **Severance** column for Change in Control and Involuntary Termination are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the average of the actual bonuses payable to the executive over the most recent three years. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(10) "Change in Control and Involuntary Termination", for purposes of this row, refers to a termination by the Company without cause (as defined in the CIC Agreement) or by the NEO for good reason (as defined in the CIC Agreement) within 2 years following a change in control (as defined in the CIC Agreement). As noted above, the amounts payable include a lump sum payment of the NEO's base salary multiplied by 2.75 for Mr. Nord, 2.5 for Messrs. Bakker, Sperry and Ruland and 2.0 for Mr. Mais.

(11) No benefits shall automatically become payable to the NEOs upon a change in control (as defined in the Equity Plan) due to their unvested time-based restricted stock and SARs until and unless the NEO experiences a qualifying termination related to such change in control. This row assumes such a qualifying termination (a termination by the Company without cause) occurs within 12 months following a change in control. Treatment of unvested PBRS and PS upon a change in control shall be subject to the discretion of the Compensation Committee.

CEO Pay Ratio

The SEC requires annual disclosure of the ratio of the CEO's annual total compensation to the annual total compensation of the Company's median employee.

There have not been any significant changes to our employee base, our compensation program or our median employee's situation that would significantly affect our pay ratio disclosure. Accordingly, as permitted by SEC rules, we calculated the 2020 pay ratio using the same median employee we used for purposes of calculating our 2018 pay ratio. What follows is a description of the methodology used from 2018.

For our 2018 proxy, we identified the median of the annual total compensation of all our employees by examining the 2018 annual salary for all employees, excluding the CEO, who were employed by us on October 23, 2018, as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2018, as well as our payroll records for all non-U.S. entities. We did not make any assumptions, adjustments, or estimates with respect to this compensation measure and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2018.

After identifying the median employee, we calculated annual total compensation for 2020 for such employee in accordance with SEC rules. Hubbell's median employee's annual total compensation for 2020 was estimated at $47,800.

Mr. Bakker was appointed CEO effective October 1, 2020. With respect to the annual total compensation of our CEO for the pay ratio calculation, we annualized Mr. Bakker's 2020 compensation by increasing his base salary to such amount he would have received for the full year of 2020, making his total compensation $6,818,086, resulting in a ratio of 143 times that of Hubbell's median employee.

Due to the use by other companies of estimates, assumptions, adjustments, and statistical sampling permitted by SEC rules, pay ratio disclosures generally may involve a degree of imprecision. Accordingly, our pay ratio is merely a reasonable estimate calculated in a manner consistent with SEC Rules and may not be comparable to the pay ratio disclosures of other companies.

Proposal 3 Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors, which consists entirely of independent Directors, is responsible for the appointment, compensation, retention, evaluation and termination of the Company's independent registered public accounting firm (independent auditor). The Audit Committee is also responsible for overseeing the negotiation of the audit fees associated with the retention of the independent auditor.

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2021. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence. The Audit Committee regularly meets with the lead audit partner without members of management present which provides the opportunity for continuous assessment of the independent auditor's effectiveness and independence and for consideration of rotating audit firms.

Although ratification of our selection of independent auditors is not required, we value the opinions of our shareholders and wish to submit the matter to a vote at the 2021 Annual Meeting as a matter of sound corporate governance.

PricewaterhouseCoopers LLP has served as the Company's independent auditors since at least 1961. The Audit Committee periodically takes into consideration whether there should be a regular rotation of the independent auditor.

In accordance with SEC rules, the independent auditor's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of the independent auditor's lead engagement partner.

The Audit Committee and Hubbell's Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent external audit firm for 2021 is in the best interests of the Company and its shareholders. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the 2021 Annual Meeting of Shareholders to respond to appropriate questions and will be afforded the opportunity to make a statement if desired.

In the event the selection of PricewaterhouseCoopers LLP is not ratified by the shareholders, the Audit Committee would reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent auditor. Even if the selection of independent auditors is ratified, the Audit Committee still retains the discretion to select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of our Common Stock is required to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company. Majority of votes cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Brokers have the discretionary authority to vote on the ratification of auditors and therefore we do not expect any broker non-votes in connection with the ratification.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ✓ FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.

Independent Accounting Firm Fees

PricewaterhouseCoopers LLP provided the following audit and other services during 2020 and 2019.

	2020	2019	
Audit Fees	$ 3,249,300	$ 3,604,300	• Audit Fees consist primarily of annual integrated audit of the Company's annual consolidated financial statements, and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.
Audit Related Fees	$ 324,500	$ 829,000	• Audit Related Fees primarily include accounting advisory services as well as quality of earnings support associated with acquisition and divestiture related activity. In addition, Audit Related Fees also include assurance and related services that are reasonably related to performance of the audit of the Company's consolidated financial statements and are not reported under Audit Fees.
Tax Fees	$ 50,000	$ 25,000	• Tax Fees consist primarily of services associated with international tax compliance.
All Other Fees	$ 6,900	$ 6,900	• All Other Fees are primarily for products and services other than the services reported above. These services are related to subscription services purchased from the independent registered public accounting firm.
TOTAL FEES	**$ 3,630,700**	**$ 4,465,200**	

Audit and Non-Audit Services Pre-Approval Policy

The Company's Audit and Non-Audit Services Pre-Approval Policy (the "Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by the independent auditors prior to their engagement. The Services Policy underscores the need to ensure the independence of the independent auditor while recognizing that the independent auditor may possess the expertise on certain matters that best position it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing.

The Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Services Policy provides the Audit Committee with a description of services that can be performed such as audit, audit-related, tax and other permissible non-audit services. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent auditors. Any proposed services exceeding pre-approved amounts also requires pre-approval by the Audit Committee. In the interim periods during which the Audit Committee is not scheduled to meet, the Chairman of the Audit Committee can authorize spending which exceeds pre-approved levels. As part of the process, the Audit Committee shall consider whether such services are consistent with SEC rules and regulations on auditor independence.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of independent Directors functioning in accordance with a written charter adopted and approved by the Board of Directors effective May 5, 2020, which Charter is reviewed annually by the Audit Committee. As provided in the Charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described in the "Corporate Governance" section on page 20.

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, but not limited to, the following:

- The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements.

- The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed per applicable requirements of the Public Company Accounting Oversight Board and the SEC.

- The Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, discussed their independence with them and satisfied itself as to the independence of the independent registered public accounting firm.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC.

Audit Committee

Steven R. Shawley, Chair
Carlos M. Cardoso
Rhett A. Hernandez
Bonnie C. Lind
John F. Malloy
Jennifer M. Pollino

Additional **Information**

Solicitation Expenses

The Company will pay the cost of soliciting proxies for the 2021 Annual Meeting. Original solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by the Company's Directors, officers or employees. No additional compensation will be paid to the Company's Directors, officers or employees for such services. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost of $20,000, plus reasonable expenses.

Section 16(a) Beneficial Ownership Reporting Compliance

Stock Ownership Information

Five Percent Owners Of Company Stock

The Company has a single class of Common Stock and each share of Common Stock is entitled to one vote. On March 5, 2021, the Company had outstanding 54,316,862 shares of Common Stock. The following table sets forth as of March 5, 2021, the beneficial owners of more than 5% of the Company's Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,555,006[1]	10.2%
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,731,442[2]	8.7%
Common Stock	American Century Investment Management, Inc. 4500 Main Street, 9th Floor Kansas City, Missouri 64111	3,855,532[3]	7.1%

(1) The Company received a copy of Schedule 13G, as amended, as filed with the SEC on February 10, 2021, by The Vanguard Group ("Vanguard") reporting ownership of these shares as of December 31, 2020. According to the Schedule 13G, Vanguard has sole voting power as to none of these shares, sole dispositive power as to 5,475,725 of these shares, shared voting power as to 37,135 of these shares, and shared dispositive power as to 79,281 of these shares. The shares were acquired by the following subsidiaries of Vanguard: Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited, Vanguard Investments UK, Limited. Each subsidiary beneficially owns 5% or greater of the outstanding shares of the security class reported on the Schedule 13G, as amended, filed with the SEC on February 10, 2021.

(2) The Company received a copy of Schedule 13G, as amended as filed with the SEC on January 29, 2021, by BlackRock, Inc. ("BlackRock") reporting ownership of these shares as of December 31, 2020. According to the Schedule 13G, BlackRock has sole voting power as to 4,509,788 of these shares and sole dispositive power with respect to 4,731,442 shares. The shares were acquired by the following subsidiaries of BlackRock: BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Managers Ltd.

(3) The Company received a copy of Schedule 13G, as amended, as jointly filed with the SEC on February 11, 2021, by American Century Companies, Inc. ("ACC") and its subsidiaries, reporting ownership of these shares as of December 31, 2020. ACC is controlled by the Stowers Institute for Medical Research ("Stowers"). American Century Investment Management, Inc. ("ACIM") is a wholly-owned subsidiary of ACC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. According to the Schedule 13G, ACC beneficially owned 3,855,532 shares with sole voting power over 3,749,513 shares and sole dispositive power over 3,855,532 shares, American Century Capital Portfolios, Inc. ("ACCP") beneficially owned 2,730,748 shares with sole voting power as to 2,730,748 of these shares, and sole dispositive power with respect to 2,730,748 shares, ACIM beneficially owned 3,855,532 shares with sole voting power as to 3,749,513 of these shares, and sole dispositive power with respect to 3,855,532 shares, and Stowers beneficially owned 3,855,532 shares with sole voting power over 3,749,513 shares and sole dispositive power over 3,855,532 shares.

Stock Ownership Of Directors And Executive Officers

> **Hubbell's Corporate Governance Guidelines for directors and stock ownership policy for officers aligns their interests with our shareholders.**

Directors are subject to our Stock Ownership and Retention Policy and are **required to own Company stock** equal in value to five times their average annual base cash retainer no later than the fifth (5ᵗʰ) anniversary of the date on which such Director receives his or her first annual restricted share grant. Until a Director meets his or her ownership minimum, the Director must retain all Company shares he or she directly or indirectly obtains. **All Directors are in compliance with this policy**.

The Board and executive officers are subject to a stock ownership requirement, which requires these individuals to maintain a minimum ownership level of Hubbell stock. The Corporate Governance section on page 20 further describes these requirements for Directors and the Stock Ownership and Retention Policy section on page 57 further describes these requirements for officers; Hubbell's Corporate Governance Guidelines and Stock Ownership and Retention Policy can be viewed on the Company's website at **www.hubbell.com**.

The following table sets forth as of March 5, 2021, information regarding the beneficial ownership of the Company's Common Stock by each Director, the CEO, the retired CEO, CFO and the three other most highly paid executive officers of the Company (collectively, the NEOs), and by all Directors and executive officers of the Company as a group.

In addition to the shares of Common Stock reflected in the Total Beneficial Ownership column below, our Directors hold stock units and restricted stock units, as applicable, under the Deferred Plan for Directors. These deferred stock units are reflected in footnotes (2) and (3) in the table below and are further detailed in the Director Compensation section on page 31. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons listed in the table have sole investment and voting power with respect to all Company securities owned by them.

Name and Title of Class	Common Stock	Shares Obtainable Upon Exercise of Options/SARs[1]	Total Beneficial Ownership	Aggregate No. of Stock Units Held[2]	Aggregate No. of Restricted Stock Units Held[3]	Total Ownership
Carlos M. Cardoso	2,059	—	2,059[4]	2,216	7,353	11,628
Anthony J. Guzzi	6,480	—	6,480	28,379	11,224	46,083
Rhett A. Hernandez	—	—	—	—	—	—
Neal J. Keating	8,071	—	8,071	6,258	11,224	25,553
Bonnie C. Lind	600	—	600	660	2,157	3,417
John F. Malloy	15,106	—	15,106[4]	1,669	1,714	18,489
Jennifer M. Pollino	—	—	—	—	—	—
John G. Russell	5,418	—	5,418[4]	5,889	6,634	17,941
Steven R. Shawley	1,000	—	1,000	6,685	8,148	15,833
Gerben W. Bakker	13,669	95,357	109,026[5]	—	—	109,026
David G. Nord	75,072	354,556	429,628[5]	—	—	429,628
William R. Sperry	54,505	7,627	62,132[5]	—	—	62,132
Allan J. Connolly	5,259	8,014	13,273[5]	—	—	13,273
Stephen M. Mais	8,080	42,718	50,798[5]	—	—	50,798
Rodd R. Ruland	7,443	29,189	36,632[5]	—	—	36,632
All Directors and executive officers as a group (21 persons)						
Common Stock	312,370	566,002	878,372[5][6]	—	—	878,372

(1) *Represents shares of Common Stock obtainable upon the exercise of stock appreciation rights under the Company's Second Amended and Restated 2005 Incentive Award Plan. See the section "Outstanding Equity Awards at 2020 Fiscal Year End" on page 66.*

(2) *Represents stock units (each stock unit consisting of one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 5, 2021. See the section "Deferred Compensation Plan" on page 32.*

(3) *Represents vested and unvested restricted stock units ("RSUs") (each RSU consisting of the right to receive one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 5, 2021. See the section "Deferred Compensation Plan" on page 32.*

(4) *Includes 1,059 shares of Common Stock granted as restricted stock under the Company's Second Amended and Restated 2005 Incentive Award Plan, on May 5, 2020, which vest on the date of the 2021 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(5) *Does not include the following shares of Common Stock granted as restricted stock under the Second Amended and Restated 2005 Incentive Award Plan which vest on the following terms, as applicable: (i) generally three equal annual installments on the anniversary of the grant date; or (ii) at the end of a three-year performance period subject to achievement of certain performance goals. Mr. Bakker - 16,997, Mr. Connolly - 4,920, Mr. Mais - 6,901, Mr. Nord - 22,334, Mr. Sperry - 10,213 and Mr. Ruland - 5,409; and all executive officers as a group – 85,112 shares. See the section "Outstanding Equity Awards at 2020 Fiscal Year End" on page 66.*

(6) *Includes 108,000 shares of Common Stock held by The Harvey Hubbell Foundation of which one corporate officer, one executive employee and another senior employee of the Company are co-trustees and have shared voting and investment power.*

Compensation Committee Interlocks and Insider Participation

During our last completed fiscal year, no member of the Compensation Committee was an employee, officer or former officer of the Company, or had any relationship requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served on the board or compensation committee of any entity in 2020 that had an executive officer serving as a member of our Board of Directors or Compensation Committee.

Review and Approval of Related Person Transactions

The Board of Directors has adopted a written related person transaction policy. The NCGC administers the policy, which applies to all transactions in which the Company is or will be a participant and the amount exceeds $100,000 and in which any related person was or will be a participant or had, or will have a direct or indirect material interest. A related person includes any person who is or was since the beginning of the last fiscal year a Director, executive officer, nominee for Director or beneficial owner of more than 5% of the Company's Common Stock, or any of his or her immediate family members. The NCGC will determine, based on the facts and circumstances it deems appropriate, whether such related person transaction should be approved. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. For fiscal year 2020, the Company had no related person transactions that were required to be disclosed in the Company's Proxy Statement. See the discussion under "Director Independence" above on page 21.

Shareholder Proposals and Nominations for Director

Proposals Intended for Inclusion in the 2022 Proxy Materials

Shareholder proposals to be considered for inclusion in the Company's proxy materials related to the 2022 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than November 22, 2021.

Proposals Not Intended for Inclusion in the 2022 Proxy Materials

The Company's By-Laws set forth specific procedures and requirements in order to nominate a Director or submit a proposal to be considered at the 2022 Annual Meeting of Shareholders. These procedures require that any nominations or proposals must be received by the Company no earlier than February 3, 2022, and no later than February 23, 2022, in order to be considered.

If, however, the date of the 2022 Annual Meeting is more than 20 days before or more than 70 days after May 4, 2022, shareholders must submit such nominations or proposals not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 70th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by us. In addition, with respect to nominations for Directors, if the number of Directors to be elected at the 2022 Annual Meeting is increased and there is no public announcement by us naming all of the nominees for Director or specifying the size of the increased Board at least 80 days prior to May 4, 2022, notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by us.

A shareholder's notice to nominate a Director or bring any other business before the 2022 Annual Meeting must set forth certain information specified in our By-Laws. For additional information on the time limitations and requirements related to Director nominations or other shareholder proposals, see the Company's By-Laws at www.hubbell.com in the Investors section.

Eliminating Duplicative Proxy Materials ("Householding")

A single annual report and proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If at any time, a stockholder no longer wishes to participate in "householding" and would prefer to receive such stockholder's own separate copy of the 2021 proxy statement and 2020 annual report, and/or wishes to receive separate copies of these documents in the future, or if at any time, stockholders who share an address and receive separate copies of the 2021 proxy statement and 2020 annual report would like to receive a single copy of these documents in the future, such stockholder or stockholders may (1) notify its broker or (2) direct its written or oral request to our transfer agent, Computershare, via regular mail to, Computershare, PO Box 505000, Louisville, KY 40233, or via phone, toll-free 800-874-1136. Upon written or oral request of a stockholder at a shared address to which a single copy of the 2021 proxy statement and 2020 annual report was delivered, they will deliver promptly separate copies of these documents.